As filed with the Securities and Exchange Commission on August 31, 2006.
Registration No. 333-135148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BioVex Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	2836	20-5003741
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

34 Commerce Way, Woburn, MA 01801
(781) 933-1409
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Philip Astley-Sparke
BioVex Group, Inc.
34 Commerce Way, Woburn, MA 01801
(781) 933-1409
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Trisha Johnson, Esq. Timothy Corbett, Esq. WilmerHale 10 Noble Street London EC2V 7QJ England +44-20-7645-2400	Joanne R. Soslow, Esq. Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103 (215) 963-5000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Dated August 31, 2006

3,400,000 Shares

Common Stock

BioVex Group, Inc. is offering 3,400,000 shares of common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price to be between $      and $      per share.

We have applied to have our common stock approved for quotation on the Nasdaq Global Market under the symbol “BVEX”.

Investing in the common stock involves risks. See “Risk Factors” beginning on page 8.

	Per Share	Total

Public offering price
Underwriting discounts and commissions
Proceeds to BioVex Group, Inc.

We have granted the underwriters the right to purchase up to an additional           shares of common stock to cover over-allotments.

Certain of our existing stockholders and their affiliated entities have indicated an interest in purchasing up to an aggregate of $5,000,000 of our common stock in this offering at the initial public offering price. Assuming an initial public offering price of $      per share (the midpoint of the estimated price range shown on the cover page of this prospectus), these stockholders may, at the discretion of the underwriters, purchase up to           of the 3,400,000 shares to be sold in this offering. Because indications of interest are not binding agreements or commitments to purchase, however, these stockholders may not purchase any common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on          , 2006.

Janney Montgomery Scott llc

Stifel Nicolaus

          , 2006

Prospectus Summary	1
Risk Factors	8
Forward-Looking Information	28
Use of Proceeds	29
Dividend Policy	29
Capitalization	30
Dilution	32
Selected Consolidated Financial Information	34
Management’s Discussion and Analysis of Financial Condition and Results of Operations	36
Business	48
Management	74
Relationships and Transactions with Related Parties	84
Principal Stockholders	88
Description of Capital Stock	93
Shares Eligible For Future Sale	95
Underwriting	97
Legal Matters	100
Experts	100
Where You Can Find More Information	100
Index to Financial Statements	F-1
EX-3.1.2 Certificate of Amendment of Certificate of Incorporation
EX-4.2 Specimen Stock Certificate
EX-10.2.1 Services Agreement dated August 29, 2006 (Gareth Beynon)
EX-10.2.2 Employment Agreement (Philip Astley-Sparke)
EX-10.2.3 Services Agreement dated August 29, 2006 (Robert Coffin)
EX-10.6.1 Consultancy Agreement dated September 19, 2004
EX-10.8.1 Note and Warrant Purchase Agreement
Ex-10.8.2 Form of Note issued under the Note Agreement
Ex-10.8.3 Form of Warrant issued under the Note Agreement
EX-10.9.1 Sale and Transfer Agreement
Ex-10.9.2 English Master Sub-Lease
Ex-10.9.3 Form of Common Stock Purchase Warrant
EX-10.9.4 Form of Series D Preferred Stock Purchase Warrant
EX-10.9.5 Guaranty Agreement
Ex-23.1 Consent of PricewaterhouseCoopers LLP

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. In this prospectus, unless otherwise stated or the context otherwise requires, references to “BioVex,” “we,” “us,” “our” and similar references refer to BioVex Group, Inc. and its wholly owned subsidiaries, BioVex Limited, a limited company incorporated under the laws of England and Wales, and BioVex, Inc., a Delaware corporation.

Until          , 2006 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Investors outside the United States are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

This prospectus and the offering are only addressed to and directed at persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC). In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, qualified investors who are persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or who are high net worth entities falling within Article 49 of the Order, and other persons to whom it may otherwise lawfully be communicated (all such persons together referred to as relevant persons). Any investment or investment activity to which this prospectus relates is available only to relevant persons in the United Kingdom and qualified investors in any member state of the European Economic Area other than the United Kingdom and will be engaged in only with such persons.

PRESENTATION OF INFORMATION

This prospectus includes statistical and market data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

For the convenience of the reader, certain British pound sterling amounts presented in this prospectus have been translated into U.S. dollars at a rate of £1.00 = $1.8491, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2006.

Our fiscal year ends on March 31. All references to a year or quarter are to the calendar year or quarter, unless otherwise indicated.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” and our consolidated financial statements and related notes, before deciding to invest in shares of our common stock.

BioVex Group, Inc.

We are a clinical-stage biotechnology company focused on the development and future commercialization of targeted treatments for cancer and the prevention of infectious disease. Our pipeline of cancer product candidates is built on what we believe to be a first-in-class oncolytic, or “cancer destroying”, virus technology that works by replicating and spreading within solid tumors, causing the death of cancer cells while leaving surrounding healthy cells unharmed. We believe that this technology, which we refer to as OncoVEX, is more effective than earlier-generation clinical-stage oncolytic viruses and has the potential to establish a new standard of care in the treatment of solid tumors by improving overall survival rates while minimizing side effects. In particular, on the basis of our completed Phase I clinical trial and the initial data from our ongoing Phase I/II and Phase II clinical trials, as well as our preclinical programs, we believe that OncoVEX has the potential to:

•	eliminate or shrink a broad range of tumors;

•	prevent or slow the further growth of tumors;

•	increase the proportion of tumors that can be surgically removed;

•	limit the spread, or metastasis, of tumors from their initial site;

•	increase the proportion of tumors that respond to other therapies, including chemotherapy and radiation; and

•	reduce the incidence of relapse.

In order to obtain regulatory approval for our OncoVEX product candidates, we will first have to demonstrate efficacy in Phase III clinical trials, the first of which we expect to begin in the first quarter of 2008. The U.S. Food and Drug Administration, or FDA, will not make any determination as to the efficacy of OncoVEX until the successful completion of Phase III trials, which may not occur for several years, if at all.

In a completed Phase I clinical trial conducted in the United Kingdom in 30 patients with breast, melanoma, head and neck, or gastrointestinal tumors, our lead product candidate OncoVEXGM-CSF destroyed tumors while leaving normal tissue undamaged, and without the serious side effects associated with chemotherapy or radiation. OncoVEXGM-CSF is currently in a 14-patient Phase I/II clinical trial in the United Kingdom for the treatment of head and neck cancer, which we intend to expand with 14 additional patients in the highest dose group. In addition, OncoVEXGM-CSF is in a 50-patient Phase II trial in the United States for the treatment of melanoma. Assuming that the results of our clinical trial in head and neck cancer are positive, we intend to meet with the FDA in the second half of 2007 to seek agreement on the design of a pivotal Phase III clinical trial to be governed by a Special Protocol Assessment, or SPA. An SPA is an agreement by the FDA that the Phase III trial design, clinical endpoints, and statistical analyses are acceptable to support a biologics license application, and is binding unless a substantial scientific issue essential to determining safety or efficacy is identified after the testing has begun.

We expect to begin additional clinical trials in the United States with OncoVEXGM-CSF in pancreatic cancer in the third quarter of 2006 and in metastatic colorectal cancer affecting the liver in the first quarter of 2007. Assuming these trials are successfully commenced and completed on our anticipated timelines, we intend to analyze the data from our pancreatic, colorectal liver metastases and melanoma clinical trials in late 2007 and early 2008 to determine whether to pursue additional later-stage clinical trials in these indications. Our research also suggests that our technology may have applications in other cancers, including primary liver and lung cancers and glioma, a form of brain cancer. In preclinical studies, OncoVEXGM-CSF caused tumor destruction in all of the more than 25 cell lines from 8 different types of cancer we have tested.

The initial target indications for OncoVEXGM-CSF include cancers where adequate local tumor control represents a significant unmet medical need. Failure to adequately control a tumor can permit it not only to grow, but also to spread from the initial location, requiring systemic treatment with chemotherapy — often with limited results and severe side effects. The current standard treatment for most inoperable solid tumors involves radiation and chemotherapy to reduce the tumor mass, often followed by surgery. However, even with chemotherapy and radiation, a significant proportion of solid tumors cannot be completely surgically removed due to their size or location, and relapse rates remain high. For example, only 50% of patients with recurrent head and neck cancer survive one year, even when treated with aggressive multi-drug chemotherapy, according to research published in the Journal of Clinical Oncology in 2005. In addition, approximately 75% of pancreatic cancer tumors are inoperable at the time of diagnosis and, even following chemotherapy and radiation, one-year survival rates are less than 50% and five-year survival rates are less than 5%, according to research also published in the Journal of Clinical Oncology in 2005. Furthermore, in approximately 25% of patients with metastatic colon cancer, metastases are confined to the liver, according to research published in the Journal of Clinical Oncology in 2000. These liver tumors generally cannot be surgically removed, and treatment with other therapy (normally chemotherapy) generally has a limited impact on survival. Improved control of these liver metastases would therefore be expected to directly impact survival rates.

In addition to applications in the local control of tumors, we are also exploring the potential to use OncoVEXGM-CSF in metastatic cancer, and are currently conducting a Phase II clinical trial in melanoma. There were 7,700 deaths attributable to melanoma in the United States in 2005, according to the American Cancer Society, and the incidence of the disease is rising.

In addition to directly killing tumor cells, in preclinical studies OncoVEXGM-CSF also improved the effectiveness of chemotherapy and radiation, even at very low doses. As a result, we are developing additional product candidates designed to maximize the potential of chemotherapy and radiation, while minimizing their side effects. These include OncoVEXGALV/CD for administration with chemotherapy and OncoVEXTNFα for administration with radiation.

Our lead infectious disease product candidate is ImmunoVEXHSV2, a vaccine for genital herpes. According to research published by the Centers for Disease Control and Prevention in 2004, at least 45 million people over the age of 11 in the United States have been infected with HSV-2, the cause of genital herpes. However, even though a number of HSV-2 vaccine candidates have previously been developed, none has proved to be broadly effective. ImmunoVEXHSV2 is a novel live-attenuated vaccine candidate that expresses approximately 80 HSV-2 proteins intended to stimulate a broad and powerful immune response. In preclinical studies, ImmunoVEXHSV2 completely prevented disease and invoked a powerful immune response, indicating that ImmunoVEXHSV2 is more potent than other HSV-2 vaccines for which published data are available. We intend to initiate a Phase I clinical trial for this product candidate in the first half of 2007 and to report initial data later that year.

Our Strategy

Our goal is to build a world-class biotechnology company that discovers, develops and ultimately commercializes biologics for the targeted treatment of cancer and discovers and partners vaccines for the prevention and treatment of infectious disease. Key elements of our strategy are to:

•	Obtain regulatory approval for our lead product candidate, OncoVEXGM-CSF, by targeting indications in which we believe we can demonstrate efficacy quickly. We are focusing initially on cancers that progress rapidly and in which efficacy data can be obtained through relatively short clinical trials — potentially allowing a faster route to regulatory approval.

•	Progress the development of OncoVEXGM-CSF in additional indications and seek to bring follow-on products into the clinic. If we complete successful pivotal clinical trials and obtain marketing approval in head and neck cancer or other indications in which we have clinical trials currently underway or planned, we would then seek to conduct additional clinical trials to expand the labeling of OncoVEXGM-CSF into other tumor types. We also intend to advance our OncoVEXGALV/CD and OncoVEXTNFα product candidates in indications for which they may enhance the efficacy of chemotherapy or radiation.

•	Retain marketing rights for our oncology product candidates in North America and seek out-licensing and partnership arrangements elsewhere. We intend ultimately to develop a limited oncology-focused sales and marketing organization to cover the sale of our products in the North American market. We also intend to enter into marketing and development agreements with pharmaceutical and biotechnology partners in other parts of the world.

•	Partner our genital herpes vaccine candidate. We intend to maximize the value of our ImmunoVEXHSV-2 product candidate by seeking a partner for further development after the expected completion of a Phase I clinical trial in 2007.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this Prospectus Summary.

We have a limited operating history and have not yet commercialized any products or generated any product revenues. As of June 30, 2006, we had an accumulated deficit of $52.1 million. We have incurred losses in each year since we began operations, with net losses of $7.8 million in fiscal year 2004, $11.7 million in 2005, $14.3 million in 2006 and $4.3 million in the three months ended June 30, 2006. We expect to continue to incur significant and increasing operating losses for at least the next several years as we continue our research activities concerning oncolytic viruses and other biologics, conduct development of, and seek regulatory approvals for, OncoVEXGM-CSF and our other product candidates, and seek to commercialize any approved products.

We have received an audit report from our independent accountants containing an explanatory paragraph stating that our historical recurring losses from operations and limited funds raise substantial doubt about our ability to continue as a going concern. We believe that the successful completion of this offering will enable us to continue as a going concern. Even if we successfully complete this offering, we anticipate that we will have to obtain additional equity or debt financing to fund our clinical development plans through to regulatory approval, when we could begin to earn any product revenues, if we ever do. Because of the numerous risks and uncertainties associated with developing biologics for the treatment of cancer and the prevention of infectious disease, we are unable to predict the extent of any future losses, whether or when any of OncoVEXGM-CSF, ImmunoVEXHSV2 or our other product candidates will become commercially available or will be licensed to third parties, or when we will become profitable, if at all.

We have not applied for or received regulatory approval for any of our product candidates, and may not be successful in obtaining such approval within our anticipated timelines or at all. The FDA will not grant marketing approval for a product until efficacy has been demonstrated in at least one Phase III clinical trial. We have not yet commenced Phase III trials for any product candidates in any indications, and we may not be successful in doing so or in completing any such trials on schedule or at all. We can provide no assurance that the data from any such trials will be sufficient to support an application for regulatory approval.

We began operations in 1999 through BioVex Limited (originally called NeuroVex Limited), a limited company incorporated under the laws of England and Wales. BioVex Group, Inc. was incorporated under the laws of Delaware in July 2005. In August 2005, we effected a corporate reorganization pursuant to which BioVex Group, Inc. became our ultimate parent company and BioVex Limited became its wholly owned subsidiary. In connection with this reorganization, all of the outstanding securities of BioVex Limited were exchanged for corresponding securities of BioVex Group, Inc. Pursuant to accounting principles generally accepted in the United States of America, the historical consolidated financial statements of BioVex Limited became the historical consolidated financial statements of BioVex Group, Inc. following this reorganization.

Our principal executive offices are located at 34 Commerce Way, Woburn, Massachusetts 01801 and our telephone number at that address is (781) 933-1409. Our website address is www.biovex.com. The information on our website is not a part of this prospectus.

We hold a number of registered trademarks in jurisdictions around the world, including registered trademarks in “BioVex” in the United States, the United Kingdom and the European Union and “OncoVEX” in the United States. Other trademarks, trade names or service marks appearing in this prospectus belong to their respective holders.

The Offering

Common stock offered by BioVex	3,400,000 Shares

Common stock to be outstanding after this offering	Shares

Over-allotment option offered by BioVex	510,000 Shares

Use of proceeds	We estimate that our net proceeds from this offering will be $ million at an assumed initial public offering price of $ per share (the midpoint of the estimated price range shown on front cover of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We intend to use these net proceeds to fund:

• the development of OncoVEXGM-CSF ;

• our preclinical and research programs for other OncoVEX products;

• the development of ImmunoVEXHSV2 through the completion of Phase I; and

• general corporate purposes and working capital needs. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	BVEX

The number of shares of our common stock to be outstanding after this offering is based on 224,220 shares outstanding as of August 25, 2006. The number of shares to be outstanding after this offering does not take into account:

•	452,270 shares of common stock issuable upon the exercise of stock options outstanding as of August 25, 2006 at an exercise price of $0.001 per share;

•	shares of common stock reserved for issuance under our stock incentive plans;

•	up to shares of our common stock issuable upon exercise of warrants issued in connection with the issuance of convertible notes and a venture lease financing transaction, assuming an initial public offering price of $ per share (the midpoint of the estimated price range on the front cover of this prospectus); or

•	510,000 shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

The information in this prospectus, unless otherwise noted:

•	reflects the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 4,047,033 shares of common stock immediately prior to the completion of this offering;

•	gives effect to the issuance immediately prior to the closing of this offering of an additional 4,357,114 shares of common stock to the holders of our preferred stock as a stock dividend; and

•	gives effect to the automatic conversion of a convertible loan (at the initial public offering price per share) into an aggregate of shares of common stock, assuming an initial public offering price of $ per share (the midpoint of the estimated price range on the front cover of this prospectus).

All share and per share numbers contained in this prospectus give effect to a 1-for-10 reverse stock split effected on August 4, 2006.

Certain of our existing stockholders and their affiliated entities, including ABN Amro Participaties B.V., Avalon Ventures, Credit Agricole Private Equity, Genechem Therapeutics, Innoven Partenaires, Lloyds TSB Development Capital and Scottish Equity Partners, have indicated an interest in purchasing up to an aggregate of $5,000,000 of our common stock in this offering at the initial public offering price. Assuming an initial public offering price of $      per share (the midpoint of the estimated price range shown on the cover page of this prospectus), these stockholders may, at the discretion of the underwriters, purchase up to          of the           shares to be sold in this offering. Because indications of interest are not binding agreements or commitments to purchase, however, these stockholders may not purchase any common stock in this offering.

Summary Financial Information

The following is a summary of our financial information. You should read this information together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	Fiscal Year Ended March 31,					Three Months Ended June 30,
	2002	2003	2004	2005	2006	2005	2006
	(Unaudited)					(Unaudited)

Statement of operations data:
Revenues	$22,846	$38,828	$39,868	$40,929	$21,969	$21,969	$—
Operating expenses:
Research and development	3,166,952	4,543,281	6,545,665	10,154,271	10,925,762	2,447,288	2,971,661
Administrative	1,855,597	2,601,418	2,782,651	3,653,479	5,487,762	1,395,170	973,342

Total operating expenses	5,022,549	7,144,699	9,328,316	13,807,750	16,413,524	3,842,458	3,945,003

Loss from operations	(4,999,703)	(7,105,871)	(9,288,448)	(13,766,821)	(16,391,555)	(3,820,489)	(3,945,003)
Interest expense	(101,425)	(32,059)	(19,536)	(9,313)	(3,699)	(1,257)	—
Interest income	152,637	148,756	269,530	622,485	745,664	214,977	110,833

Loss before income tax benefit	4,948,491	(6,989,174)	(9,038,454)	(13,153,649)	(15,649,590)	(3,606,769)	(3,834,170)
Income tax benefit	829,375	791,428	1,244,429	1,434,560	1,393,737	476,243	374,151

Net loss	(4,119,116)	(6,197,746)	(7,794,025)	(11,719,089)	(14,255,853)	(3,130,526)	(3,460,019)

Basic and diluted net loss per common share	$(33.63)	$(50.59)	$(61.59)	$(89.65)	$(109.06)	$(23.95)	$(26.47)

Weighted average shares used in computing basic and diluted loss per common share	122,500	122,500	126,554	130,720	130,720	130,720	130,720

Unaudited pro forma net loss per common share (basic and diluted)					$(1.68)		$(0.41)

Weighted average shares used to compute unaudited pro forma net loss per common share					8,496,691		8,496,691

	As of June 30, 2006
			Pro Forma as
	Actual	Pro Forma(1)	Adjusted(2)
		(Unaudited)

Balance sheet data:
Cash and cash equivalents	$9,086,715	$16,121,412	$
Working capital	8,341,718	10,749,385
Total assets	13,380,253	20,414,950
Total liabilities	4,531,214	11,565,911
Accumulated deficit	(52,087,838)	(52,087,838)
Redeemable convertible preferred stock	59,238,873	59,238,873
Total stockholders’ deficit	(50,389,834)	(50,389,834)

(1)	The pro forma unaudited balance sheet data as of June 30, 2006 give effect to the receipt by us of $3.5 million in net proceeds from the issuance of convertible notes and warrants and $3.5 million in net proceeds from an equipment sale and leaseback facility and warrants, each of which closed in August 2006.

(2)	The pro forma as adjusted unaudited balance sheet data as of June 30, 2006 further reflect:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 4,047,033 shares of common stock immediately prior to the closing of this offering;

•	the issuance immediately prior to the closing of this offering of an additional 4,357,114 shares of common stock to the holders of our preferred stock as a stock dividend;

•	the conversion of outstanding convertible notes into an aggregate of shares of common stock upon the closing of this offering, assuming an initial public offering price of $ per share (the midpoint of the estimate price range on the front cover of this prospectus); and

•	the receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the estimated price range shown on the front cover of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information included in this prospectus, including the financial statements and related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks materializes, our business, prospects, financial condition and operating results could be materially harmed, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Financial Position and Need for Additional Financing

We have incurred losses since inception and anticipate that we will continue to do so for the foreseeable future. We might never achieve or maintain profitability.

We have a limited operating history and have not yet commercialized any products or generated any product revenues. As of June 30, 2006, we had an accumulated deficit of $52.1 million. We have incurred losses in each year since we began operations, with net losses of $7.8 million in fiscal year 2004, $11.7 million in 2005, $14.3 million in 2006 and $3.5 million in the three months ended June 30, 2006. We expect to continue to incur significant and increasing operating losses for at least the next several years as we continue our research activities concerning oncolytic viruses and other biologics, conduct development of, and seek regulatory approvals for, OncoVEXGM-CSF or our other product candidates, and potentially commercialize any approved products.

We have not completed development of any products. Because of the numerous risks and uncertainties associated with developing biologics for the treatment of cancer and the prevention of infectious disease, we are unable to predict the extent of any future losses, whether or when any of OncoVEXGM-CSF, ImmunoVEXHSV2 or our other product candidates will become commercially available, or when we will become profitable, if at all. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve and then maintain profitability, the market value of our common stock will decline and you could lose all or a part of your investment.

Our independent accountants have expressed substantial doubt about our ability to continue as a going concern.

We have received an audit report from our independent accountants containing an explanatory paragraph stating that our historical recurring losses from operations and limited funds raise substantial doubt about our ability to continue as a going concern. We believe that the successful completion of this offering will enable us to continue as a going concern. Even if we successfully complete this offering, we anticipate that we will have to obtain additional equity or debt financing to fund our clinical development plans through to regulatory approval, when we could begin to earn any product revenues, if we ever do.

We will need additional funding and may be unable to raise capital when needed, which would harm our business, financial condition and operating results.

We expect our development expenses to increase, particularly as we conduct additional and later-stage clinical trials for our product candidates. For example, we expect to bring our lead product candidate, OncoVEXGM-CSF, into one or more Phase III clinical trials in 2008. In addition, we expect to incur significant commercialization expenses if any of our product candidates receives marketing approval in the future. We may be unable to raise capital when needed or on attractive terms, which would force us to delay, reduce or eliminate our development programs or commercialization efforts.

We have financed our operations and internal growth principally through private placements of preferred stock. As of June 30, 2006, we had $9.1 million in cash and cash equivalents (or $      million on a pro forma basis to give effect to the receipt by us of $3.5 million in net proceeds from the issuance of convertible notes and warrants and $3.5 million in net proceeds from an equipment sale and leaseback facility, each of which closed in August 2006). We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for at least the next 18 months.

We expect to finance our future cash needs for at least the next several years principally through public or private equity offerings and through debt financings. We may also pursue corporate collaboration and licensing arrangements as and when appropriate scientific, technical or commercial opportunities arise, particularly outside the North American market and in respect of our ImmunoVEX technology.

Additional equity or debt financing may be dilutive to existing stockholders or impose terms that are unfavorable to us or our existing stockholders.

If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, that are not favorable to us or our other stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies or product candidates or grant licenses on terms that may not be favorable to us.

Our lack of sufficient experienced accounting staff has been identified as a material weakness in our internal controls, and our ability to report our future financial results on a timely and accurate basis may be adversely affected if we are unable to retain the services of additional accountants and consultants with required accounting experience and expertise.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

In connection with the preparation of our consolidated financial statements for the fiscal year ended March 31, 2006, our independent registered public accounting firm identified our failure to maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements as a control deficiency, which represents a material weakness in our internal control over financial reporting. Our independent registered public accounting firm concluded that we lacked sufficient finance and accounting staff or expert consultants with adequate depth and skill in the application of generally accepted accounting principles with respect to external financial reporting — specifically, the completeness and accuracy of footnote disclosures related to stock-based compensation and income taxes. This control deficiency resulted in audit adjustments to our 2006 consolidated financial statement disclosures related to stock-based compensation and income taxes. In addition, until remediated, this control deficiency could result in a material misstatement in our annual or interim consolidated financial statements that would not be prevented or detected.

We have experienced significant growth over the past several years and we have developed a plan to address this material weakness that includes assessment of our financial accounting and reporting staff requirements and related oversight. In May 2006, Steven Prelack was appointed to our Board of Directors. Mr. Prelack is a certified public accountant and a member of the National Association of Corporate Directors, and he now chairs our audit committee and is our audit committee financial expert. We intend to engage the services of an expert consultant to assist with our financial accounting and reporting requirements, and we will enlist the services of additional expert consultants as appropriate.

Upon completion of this offering, we will have had only limited operating experience with the remedial measures we have made to date, and we have significant additional remedial measures that we must make. We cannot provide assurance that the measures we have taken to date or any future measures will adequately remediate the material weakness reported by our independent registered public accounting firm. In addition, we cannot be certain that additional material weaknesses in our internal control over financial reporting will not be discovered in the future. Any failure to implement the required new or improved controls in order to remediate the material weaknesses reported by our independent registered public accounting firm, or any difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of the periodic management evaluations that will be required when the SEC’s rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us. Our failure to maintain effective internal control over financial reporting could also cause investors to lose confidence in our reported financial information.

Risks Related to Product Development

Our products are in development stage, are not approved for commercial sale and might not ever receive regulatory approval or become commercially viable.

All of our product candidates are in research or development. We have not generated any revenues from the sale of products and do not expect to do so for at least the next several years. Our lead product candidate, OncoVEXGM-CSF, and our additional product candidates will require extensive preclinical and clinical testing and regulatory approval prior to commercial use. Our research and development efforts may not be successful. Even if developed, our products may not receive regulatory approval or be successfully introduced and marketed at prices that would permit us to operate profitably.

If we are unable to commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

Our business model is particularly dependent on the successful development and commercialization of our OncoVEXGM-CSF product candidate. The commercial success of this and our other product candidates will depend on many factors, including:

•	enrollment in our clinical trials, which may be slower than we currently anticipate, potentially resulting in significant delays;

•	positive results in preclinical studies and clinical trials;

•	receipt of marketing approvals from the FDA and similar foreign regulatory authorities;

•	manufacturing clinical trial supplies and establishing commercial manufacturing processes or arrangements;

•	launching commercial sales of the product, whether alone or in collaboration with others; and

•	acceptance of the product by physicians, patients, healthcare payors and others in the medical community.

Failure in any of these areas could prevent or delay the commercialization of any product candidates, and therefore materially harm our results of operations.

We will not be able to commercialize our product candidates if our preclinical studies do not produce successful results and our clinical trials do not demonstrate safety and efficacy.

In order to obtain regulatory approval for the sale of our product candidates, we must conduct extensive preclinical and clinical tests. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. For example, our lead product candidate, OncoVEXGM-CSF, has been studied in a limited number of patients to date. Even though tumor necrosis has been observed in our Phase I clinical trial with OncoVEXGM-CSF, we have not yet conducted any large-scale pivotal trials to establish its clinical efficacy. The biological activity observed in early studies may not result in increased survival or other clinical benefit. Also, although OncoVEXGM-CSF has been well tolerated in the limited number of patients who have been treated with it, there is no guarantee that serious and unexpected side effects or other risks will not occur with the exposure of a larger number of patients, which could delay or prevent regulatory approval of OncoVEXGM-CSF or limit its use.

If the results of our preclinical and clinical testing do not demonstrate that our products are safe and effective and otherwise meet the appropriate standards required for approval for a particular indication, we will not be able to obtain regulatory approval, which will prevent us from commercializing our products and materially harm our business.

If our clinical trials are prolonged, delayed or prevented, or if we have to conduct additional clinical trials or other testing beyond our current plans, we may be unable to commercialize our product candidates on a timely basis, or at all, which would require us to incur additional costs and delay our receipt of any revenues from potential product sales.

We have limited experience in managing the clinical trials necessary to obtain regulatory approvals. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates. Among other things:

•	we may experience delays in obtaining, or be unable to obtain or maintain, required approvals from the reviewing entities at clinical trial sites selected for participation in our clinical trials, including Institutional Review Boards (IRBs) and Institutional Biosafety Committees (IBCs);

•	regulators may deny or delay any required authorization to commence a clinical trial;

•	we may abandon projects that we expect to be promising, if our preclinical tests or clinical trials produce negative or inconclusive results or our product candidates demonstrate undesirable side effects;

•	we might have to suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks;

•	regulators, IRBs or similar reviewing entities may require that we suspend or terminate ongoing clinical trials or regulators may require that we conduct additional preclinical or clinical tests;

•	we may encounter difficulties in enrolling subjects in our clinical trials or experience high drop-out rates of subjects in our clinical trials;

•	the cost of our clinical trials may be greater than we currently anticipate; and

•	our third-party contractors or our investigators may fail to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently plan, are unable to successfully complete or expand our clinical trials or other testing, or the results of these trials or tests are not positive or only modestly positive, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	be unable to obtain marketing approval; or

•	obtain approval with limitations or restrictions, such as limitations on the indications for use.

Our product development costs will also increase if we experience delays in testing or approvals. Significant clinical trial or regulatory delays could also allow our competitors to bring products to market before we do, which would impair our ability to commercialize our products or product candidates and materially harm our business.

We may be unable to manage multiple later-stage clinical trials, which could prevent or delay us from commercializing our product candidates.

We may need to manage multiple later-stage clinical trials simultaneously in order to continue developing our current product candidates. The management of later-stage clinical trials is more complex and time-consuming than that of early-stage trials. Later-stage trials typically involve much larger numbers of patients at numerous clinical sites, may require sites in several countries, produce more extensive data for analysis, and require larger numbers of skilled personnel. If we are unable to manage these larger trials and to properly process and analyze the data they produce, we may be unable to obtain regulatory approval in a timely fashion or at all, even if the results of the trials are promising.

Risks Related to Regulatory Approvals

If we are not able to obtain required regulatory approvals, we will be unable to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Failure to obtain regulatory approval for a product candidate, or to obtain approval of adequate scope for our commercial plans, will prevent us from commercializing the product candidate or limit our market success. We have only limited experience in preparing and submitting the applications necessary to gain regulatory approvals and expect to rely on consultants or third-party contract research organizations to assist us in this process.

The process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon the type, complexity and novelty of the product candidates involved. Although a number of gene therapy products, including oncolytic viruses, are being developed by other companies or research institutions, the FDA has not yet approved any gene therapy products, including oncolytic viruses, for sale. Because oncolytic viruses do not have a well-established regulatory history, our product candidates may be subject to greater scrutiny.

To obtain approval from the FDA to market our product candidates, we will be required to submit to the FDA a Biologics License Application, or BLA. Ordinarily, the FDA requires a sponsor to support a BLA with substantial evidence of the product’s safety and effectiveness in treating the targeted indication based on data derived from preclinical studies and adequate and well-controlled clinical trials, including Phase III effectiveness trials conducted in patients with the disease being targeted. Our product candidates may fail to receive regulatory approval for many reasons, including:

•	our failure to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for a particular indication;

•	failure of the results of clinical trials to meet the level of statistical significance required by the FDA or other regulatory authorities for approval;

•	our inability to demonstrate that a product candidate’s benefits outweigh its risks;

•	our inability to demonstrate that a product candidate presents an advantage over existing therapies;

•	if applicable, an unfavorable recommendation from an FDA Advisory Committee review, should the FDA decide to adopt such recommendation;

•	the FDA’s or comparable foreign regulatory authorities’ disagreement with the manner in which we interpret the data from preclinical studies or clinical trials; and

•	the FDA’s or comparable foreign regulatory authorities’ failure to approve our manufacturing processes or facilities or those of any third party manufacturers with which we contract for clinical and commercial supplies.

In addition, changes in the applicable laws, rules or approval policies during the development period may cause delays or denial of approval. The FDA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient and require additional preclinical, clinical or other studies. We may not receive regulatory approval for any of our target indications, or may receive approval for only one indication. Any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable.

Our business model involves aggressive product development strategies and clinical and regulatory timelines, which may not be achieved.

Our product development strategies and proposed clinical and regulatory timelines are aggressive and might not be achieved. All of our projected product development strategies, including planned clinical trials and regulatory filings, are predicated on results from preclinical data and data from our completed and ongoing clinical studies. Achieving the projected milestones in our aggressive timelines will depend largely on continued positive results and FDA agreement on our strategies. Our strategy assumes, among other things, that:

•	we are able to meet our planned patient enrollment goals,

•	the clinical centers we work with are able to meet their deadlines,

•	our trial subjects do not encounter unexpected and severe side effects, especially at higher doses or when our technology is used in conjunction with other treatments, such as chemotherapy or radiation,

•	the FDA will not require additional Phase II clinical trials or other tests before allowing us to commence Phase III trials, and

•	the FDA will not require additional clinical testing in connection with any switch to different manufacturing facilities, including our own facilities.

If our patient enrollment goals are not met or the clinical centers are unable to meet their deadlines, the study may take longer to complete, if completed at all, and would require additional resources and costs. In addition, if trial subjects experience unexpected and severe side effects that raise serious safety concerns and present unacceptable risk to health, the study may have to be terminated and the clinical program for the product candidate or the indication may have to be abandoned. If the FDA requires additional clinical testing before allowing us to advance into Phase III trials, such testing would require additional time, resources and costs, and we would not be able to obtain regulatory approval on our anticipated timeline, if at all. Likewise, if the FDA requires additional testing before changing manufacturing facilities, we may have to delay the manufacture of our product candidates or products and would incur additional costs.

In addition, we may be unable to secure fast track designation from FDA, or be permitted to use other mechanisms intended to expedite regulatory review and marketing approval, even though our product candidates are intended to meet unmet medical needs. Additionally, only a few sponsors of similar products have been permitted by the FDA to base a pivotal Phase III trial on only one Phase I/II study. It is not possible to predict the FDA’s or a foreign regulatory agency’s willingness to accept our limited Phase I/II data to support pivotal Phase III studies or know with any certainty whether the FDA will agree to fast track designation or other expedited review procedures for our product candidates. If the FDA does not agree to fast track designation or expedited review for any of our product candidates, regulatory approval may not be obtained on our anticipated timeline, if at all.

Depending on the results of our expanded head and neck cancer clinical trial that is currently being conducted in the United Kingdom, we plan to submit the data from this trial to the FDA and meet with the FDA to discuss a design for a pivotal Phase III clinical trial in this indication. FDA regulations provide that foreign clinical trials may be used to support clinical investigations and marketing approval in the United States, so long as such trials are well designed, well conducted, performed by qualified investigators and conducted in accordance with ethical principles acceptable to the world community. Although we believe that our clinical trials conducted abroad meet and will continue to meet these criteria, we can provide no assurance that the FDA will accept data from these trials for such purpose on our anticipated timeline or at all. In particular, the FDA may require us to conduct additional clinical trials before advancing into a Phase III clinical trial. In addition, although we believe that one successful Phase III clinical trial will be adequate for regulatory approval in this indication, the FDA may require more than one successful Phase III clinical trial for regulatory approval. Also, we have submitted to the authorities in the United Kingdom a proposed amendment to the current protocol for our head and neck cancer trial, and plan to submit to the FDA a proposed amendment to our current protocol for our pancreatic cancer trial, in each case to add additional patients. We can provide no assurance that either amendment will be accepted by the applicable authorities. If regulatory authorities do not accept the proposed amendments to add patients to these trials, we may have to conduct additional clinical studies before advancing into Phase III trials.

Failure to meet additional obligations relating to our gene therapy research may prevent or delay our clinical development.

In the United States and in other countries, gene therapy research may be subject to additional oversight and requirements. For example, in the United Kingdom, in addition to all applicable regulatory authorizations, gene therapy research must also be approved by the Gene Therapy Advisory Committee, or GTAC.

In the United States, in addition to oversight by the FDA and the IRB at each clinical trial site, gene therapy research is also subject to oversight by the National Institutes of Health, or the NIH, and other entities, if the research is conducted at or sponsored by an institution that receives any support for recombinant DNA research from the NIH. As a condition of receiving such support, institutions must ensure that research conducted at or sponsored by the institution, irrespective of the source of funding, complies with the NIH guidelines on recombinant DNA research. Thus, even though we are funding our clinical trials in the United States, because our clinical trials are or will be conducted at institutions that receive support for recombinant DNA research from the NIH, our clinical trials are subject to the NIH guidelines.

Under the NIH guidelines on recombinant DNA research, clinical trials may not begin until they have been reviewed by the Recombinant DNA Advisory Committee, or RAC, and approved by the IBC at each site. Additionally, major protocol changes and annual reports must be submitted to the NIH’s Office of Biotechnology Activities, or OBA. Safety reports must be submitted to both the OBA and IBC. If a new clinical trial site is added after the RAC review process, a copy of the required approvals, including IRB and IBC approval, and other information must be submitted to the OBA before subjects may be enrolled at the new site. These additional obligations relating to our gene therapy research may prevent or cause delays in our clinical trials and may increase our product development costs.

In addition, because numerous governmental and institutional entities are involved in the evaluation and approval of our clinical trials, differing views or requirements among them may cause delays in, or prevent the start of, our clinical trials.

Even if we obtain marketing approval, our products could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, distribution, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory bodies. These requirements include submissions of safety and other post-marketing information and reports, registration requirements, current good manufacturing practices (cGMP) relating to quality control and quality assurance and corresponding recordkeeping requirements. We will also be subject to current good clinical practices (cGCP) requirements for any clinical trials that we conduct post-approval. In addition, any advertisements and promotion of our products will be limited to the FDA-approved indication. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of “off-label” uses, or uses beyond the approved indication.

Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Because the FDA has not approved any gene therapy products, including oncolytic viruses, and the long term effects of this new type of therapy are unknown, even if FDA approves our OncoVEXGM-CSF product the agency may require us to conduct post-marketing studies, risk management programs or surveillance to determine if there are any delayed adverse events or long-term risks.

In addition, as clinical experience with a product expands after approval, side effects and other problems may be observed that were not seen or anticipated during pre-approval trials or other studies. Later discovery of previously unknown problems with our products or manufacturing processes, or failure to comply with regulatory requirements, may result in:

•	restrictions on the marketing or manufacturing of a product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

Also, if we are slow to adapt, or unable to adapt, to changes in existing requirements or the adoption of new requirements or policies, we may lose any marketing approval that we may have obtained, resulting in decreased revenue from product sales or royalties.

We may not be able to obtain orphan product designation or exclusivity for our products.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs and biologics for relatively small patient populations as “orphan” products. In the United States, a drug or biological product may receive orphan designation if the product is intended to treat a rare disease or condition that affects fewer than 200,000 people in the United States, or more than 200,000 people and there is no reasonable expectation that the cost of development will be recovered from sales in the United States. In Europe, a product may be designated as an orphan medicinal product if it is intended for a life-threatening or chronically debilitating condition affecting not more than 5 in 10,000 persons in the European Union when the application is made, or where without incentives it is unlikely that the market would generate sufficient return to justify the necessary investment. We intend to seek orphan designation for our product candidates that meet the criteria in the relevant jurisdiction, but there is no guarantee that we will obtain such designation for any product.

Generally, if a product with an orphan designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a seven-year period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug or biologic for the same indication for that time period. Orphan product exclusivity in Europe lasts for ten years, but can be reduced to six years in some circumstances. If a competitor obtains orphan exclusivity before we do, and the competitor’s product is the same as our product candidate and has the same indication, we would be excluded from the market. Even if we obtain orphan product exclusivity for one of our product candidates, we may not be able to maintain it. For example, if a competitive product that is the same as our product is shown to be clinically superior to our product, any orphan exclusivity we have obtained will not block the approval of that competitive product.

Failure to obtain regulatory approval in jurisdictions outside the United States would prevent us from marketing our products abroad.

We intend to have our products marketed both inside and outside the United States. To market our products in the European Union, Asia and many other foreign jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. We expect that we will seek collaborators to obtain regulatory approvals in most or all jurisdictions outside the United States, and we will depend on any such collaborators to obtain these approvals. The approval procedure varies among countries and can involve the requirement of additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approval on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or jurisdictions or by the FDA. We and our collaborators may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

Risks Related to Commercialization

Failure to gain acceptance of any approved products by physicians, patients, healthcare payors and others in the medical community would substantially impair our ability to generate revenue.

Any cancer product that we successfully develop and commercialize is likely to compete with the current traditional therapeutic approaches to solid tumors, including surgery, chemotherapy and radiation. In many cases, the current treatments are well known and have achieved widespread acceptance among physicians and patients. Because we offer a new method of treating solid tumors, we must invest a substantial amount of time and resources to educate our potential customers regarding the benefits of our technology. Potential customers may be reluctant to utilize our oncolytic virus products because they are familiar with existing treatments, have relationships with other treatment providers or are averse to change. These potential customers may also have significant capital investments in legacy treatments, which may also decrease the likelihood that they will accept OncoVEXGM-CSF or our other product candidates. The degree of market acceptance of any product will depend on a number of factors, including:

•	the prevalence and severity of any side effects;

•	the efficacy and potential advantages over alternative treatments, including standard and accepted treatments such as chemotherapy and radiation;

•	the ability to offer our product candidates for sale at competitive prices;

•	relative convenience and ease of administration;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support; and

•	sufficient third-party coverage and reimbursement.

Even if we receive marketing approval, if a product does not achieve an adequate level of acceptance we may not generate material product revenues from it.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate product revenues.

We do not have a sales organization and have no experience in the sale, marketing or distribution of our product candidates. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. Currently, we plan to build a focused oncology sales and marketing infrastructure to market or co-promote some of our product candidates in the United States if and when they are approved. There are risks involved with establishing our own sales and marketing capabilities, as well as in entering into arrangements with third parties to perform these services. We may not be able to attract, hire, train and retain qualified sales and marketing personnel to build a significant or effective marketing and sales force for sales of our product candidates. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed as a result of FDA requirements or other reasons, we would incur related expenses too early relative to the product launch. This may be costly, and our investment would be lost if we cannot retain our sales and marketing personnel.

We face substantial competition, and others may develop or commercialize products before or more successfully than we do.

The biotechnology and pharmaceutical industries are rapidly evolving businesses in which scientific and technological developments are expected to continue at a rapid pace. We face competition from major pharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies, and other public and private research institutions that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization in these therapeutic areas. Our competitors may:

•	develop technologies and products that are safer, more effective, have fewer side effects, are more convenient or are less costly than any products that we may develop;

•	obtain FDA or other regulatory approval for their products more rapidly than we obtain approval for ours; or

•	obtain patent protection or other intellectual property rights that would block our ability to develop competitive products.

We are aware of other companies that are seeking to develop competitive products that use oncolytic viruses for the treatment of solid tumors. If these parties are successful in developing a viable alternative to OncoVEXGM-CSF or our other product candidates, they could compete with us to sell these biologics and could capture a portion or all of our potential product sales.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring products, product candidates and technologies complementary to, or necessary for, our programs or advantageous to our business.

Our product candidates may have application in a variety of indications, and we may fail to focus on the most profitable of them.

Our cancer product candidates may have applications in a variety of cancers. We have limited financial and managerial resources, however, and may therefore be required to focus the research, development, marketing and sales of our products in selected areas and to forego other opportunities. Our decisions about which markets to pursue may not produce viable commercial products and may divert our resources from potentially more profitable market opportunities.

Product liability lawsuits could cause us to incur substantial liabilities and require us to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in clinical trials and the potential sale of any products that we successfully develop. We also face certain risks that are distinctive to viral gene therapy, including the risk of infection of a healthcare worker or bystander, the risk of an OncoVEX-treated person infecting another, and the possibility that OncoVEX could trigger an autoimmune response (a harmful immune response to the body’s tissues) in a patient. Although there have been no instances of such infections or responses to date, and although we believe that the effect of any such infection would likely not be severe, any such events in the future could result in a claim against us.

If we cannot successfully defend ourselves against potential claims that our products or product candidates caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, however, potential liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients; and

•	the inability to commercialize any products that we may develop.

We currently have product liability insurance for coverage up to an annual aggregate limit of approximately $9 million. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise. We do not believe that the amount of insurance we currently have in respect of OncoVEXGM-CSF is sufficient to manage the risk associated with the potential commercialization of that product candidate, and we will have to purchase additional product liability insurance if our product reaches the marketplace.

If we are unable to obtain adequate coverage and reimbursement from third-party payors for any products that we may develop, or to obtain acceptable prices for those products, our revenues will suffer.

Our revenues and profits from any products that we successfully develop will depend heavily upon the availability of adequate coverage and reimbursement for the use of such products from third-party payors, both in the United States and in other markets. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining a determination that a product is covered is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payor. Even when a payor determines that a product is covered, the payor may impose limitations that preclude payment for some uses that are approved by the FDA or comparable authorities but are determined by the payor to not be medically reasonable and necessary. Moreover, eligibility for coverage does not imply that any product will be covered in all cases or that reimbursement will be available at a rate that permits the health care provider to cover its costs of using the product.

Foreign governments tend to impose strict price controls, which may adversely affect our revenues.

In some foreign countries, particularly the countries of the European Union and Japan, the pricing of prescription pharmaceuticals and biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate with other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

Legislation has been introduced in Congress that, if enacted, would permit more widespread re-importation of drugs from foreign countries into the United States, which may include re-importation from foreign countries where the drugs are sold at lower prices than in the United States. Such legislation, or similar regulatory changes, could decrease the price we receive for any approved products, which, in turn, could adversely affect our operating results and our overall financial condition.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop or commercialize our product candidates.

Our success depends on our continued ability to attract, retain and motivate highly qualified managerial and key scientific personnel. In particular, we consider retaining Dr. Gareth Beynon, our Chief Executive Officer, Philip Astley-Sparke, our President, Dr. Robert Coffin, our Chief Scientific Officer, and Dr. Colin Love, our Senior Vice President, Product Development, to be key to our efforts to develop and commercialize our product candidates. Our employment arrangements with Drs. Beynon, Coffin, and Love are terminable by them on 12 months’ notice. Our employment agreement with Mr. Astley-Sparke is terminable immediately upon written notice by Mr. Astley-Sparke.

In addition, our growth will require us to hire a significant number of qualified scientific and commercial personnel, including clinical development, regulatory, marketing and sales executives and field sales personnel, as well as additional administrative personnel. There is intense competition from other companies and research and academic institutions for qualified personnel in these areas. If we cannot continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or grow.

We may seek to grow through acquisitions of other companies, products or technologies, any of which may fail to produce the financial and strategic benefits we anticipate.

Acquisitions involve a number of risks that could have a material adverse effect on our business, results of operations and financial condition or cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions that are not ultimately consummated, which could result in significant diversion of management time, as well as out-of-pocket costs.

We could be required to use a substantial portion of our available cash to consummate any acquisition. To the extent we issue shares of stock or other rights to purchase stock, including options, existing stockholders may be diluted and earnings per share, if any, may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time expenses, such as acquired in-process research and development costs, and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

Risks Related to Manufacturing and Manufacturing Facilities

We intend to begin to manufacture clinical trial supplies of our product candidates ourselves. Delays in completing and receiving regulatory approvals for our manufacturing facility could delay our development plans and thereby limit our revenues and growth.

We are expending significant amounts for the build-out of a newly leased 30,000 square foot facility in Woburn, Massachusetts to house an analytical laboratory for clinical trials, a small-scale cGMP manufacturing facility and administration offices. This project may result in unanticipated delays and cost more than expected due to a number of factors, including regulatory requirements. If construction or regulatory approval of our new facility is delayed, we may not be able to manufacture sufficient quantities of OncoVEXGM-CSF, which would limit our development activities and our opportunities for growth. Cost overruns associated with constructing our facility could require us to raise additional funds from external sources.

Our manufacturing facility will be subject to ongoing, periodic inspection by the FDA and other regulatory bodies to ensure compliance with cGMP. Our failure to follow and document our adherence to such cGMP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial use or clinical study, may result in the termination of or a hold on a clinical study, or may delay or prevent filing or approval of marketing applications for our products. We also may encounter problems with the following:

•	achieving adequate or clinical-grade materials that meet FDA standards or specifications with consistent and acceptable production yield and costs;

•	shortages of qualified personnel, raw materials or key contractors; and

•	ongoing compliance with cGMP regulations and other requirements of the FDA and other regulatory bodies.

Failure to comply with applicable regulations could also result in sanctions being imposed on us, including fines, injunctions, civil penalties, a requirement to suspend or put on hold one or more of our clinical trials, failure of regulatory authorities to grant marketing approval of our products, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could harm our business.

Developing advanced manufacturing techniques and process controls is required to fully utilize our facility. Advances in manufacturing techniques may render our facility and equipment inadequate or obsolete.

In order to produce our products in the quantities that we believe will be required to meet anticipated market demand, we will need to increase, or “scale up,” the production process by a significant factor over the initial level of production. If we are unable to do so, are delayed, or if the cost of this scale up is not economically feasible for us or we cannot find a third-party supplier, we may not be able to produce our products in a sufficient quantity to meet future demand.

OncoVEXGM-CSF and our other product candidates are complex and difficult to manufacture on a large-scale commercial basis, which could cause us to delay product launches or experience shortages of products.

OncoVEXGM-CSF and all of our other product candidates are live viral products, which are complex to manufacture and test. Unlike chemical pharmaceuticals, the physical and chemical properties of a biologic product generally cannot be adequately characterized prior to manufacturing the final product. As a result, an assay of the finished product is not sufficient to ensure that the product will perform in the intended manner. Accordingly, it is essential to be able to validate and control the manufacturing process to assure that the process works and the product is made strictly and consistently in compliance with the process. Additionally, the FDA and other regulatory bodies may require manufacturers to submit samples of any lot of any licensed product together with the protocols showing the results of applicable tests at any time. Under certain circumstances, the FDA may require that manufacturers not distribute a lot until the agency authorizes its release. Slight deviations anywhere in the manufacturing process, including stability, quality control, labeling and packaging, may result in unacceptable changes in the products that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or experience shortages of products, which could be costly to us and otherwise harm our business. In addition, if we were to alter our manufacturing process during development, the FDA may require additional testing and clinical studies to ensure the safety and efficacy of the product candidates. This could result in substantial delays in bringing our product candidates to market. For example, after the completion of our initial Phase I clinical trial, we changed how our OncoVEXGM-CSF product candidate is produced. Although we have conducted comparability studies between the two versions and a preclinical toxicology and biodistribution study to support clinical trials using the new version, and although we have commenced one clinical trial in the U.S. using this new version and the FDA has allowed us to proceed with a second clinical trial, the FDA may require us to conduct additional clinical testing with the new version.

Our use of hazardous materials, chemicals, bacteria and viruses requires us to comply with regulatory requirements and exposes us to significant potential liabilities.

Our development and manufacturing processes involve the use of hazardous materials, chemicals, bacteria and viruses and produce waste products. Accordingly, we are subject to federal, state and local laws and regulations, and comparable regulations in the United Kingdom, governing the use, manufacture, distribution, storage, handling, treatment and disposal of these materials. In addition to ensuring the safe handling of these materials, applicable requirements require increased safeguards and security measures for many of these agents, including controlling access and screening of entities and personnel who have access to them, and establishing a comprehensive national database of registered entities. In the event of an accident or failure to comply with environmental, occupational health and safety and export control laws and regulations, we could be held liable for damages that result, and any such liability could exceed our assets and resources.

Risks Related to Our Dependence on Third Parties

If third parties on whom we rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our product candidates, and our business may suffer.

We do not have the ability to independently conduct the clinical trials required to obtain regulatory approval for our product candidates. We depend on independent clinical investigators, contract research organizations and other third-party service providers to conduct the clinical trials of our product candidates and expect to continue to do so for at least the next several years.

We rely heavily on these third parties for the successful execution of our clinical trials, but do not control many aspects of their activities. The FDA requires us to comply with certain requirements and standards, commonly referred to as Good Clinical Practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, welfare and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule, or may not conduct our clinical trials in accordance with regulatory requirements or our stated protocols, which could delay or prevent the development, approval and commercialization of our product candidates.

We may need to use third parties to manufacture additional supplies of our product candidates, and if they are unable to do so in sufficient quantities or at acceptable quality and cost, development and commercialization of our product candidates could be delayed, prevented or impaired.

We currently have an agreement with a contract manufacturer in the United Kingdom for the manufacture and supply of our OncoVEX clinical materials. We expect that supplies of OncoVEX already produced to date by this manufacturer will be sufficient to meet our requirements for our planned clinical trials until we commence production at our manufacturing facility in Massachusetts in late 2007, and that we will not require that this manufacturer produce additional new supplies. In the event of a catastrophic loss of a substantial portion of these existing supplies, however, or in the event that this manufacturer is unable to release all such existing supplies to us, we would need to obtain additional supplies prior to the launch of our own facility. We are currently in discussions with this manufacturer and several potential backup manufacturers regarding possible further production on our behalf. To date, however, we have completed our transfer of manufacturing technology only to our existing manufacturer. Our potential dependence upon a limited number of manufacturers in the event that we require additional supplies prior to the launch of our own facility may adversely affect our ability to develop our product candidates on a timely basis.

Our current contract manufacturer is subject to ongoing, periodic, unannounced inspection by regulatory authorities in the United Kingdom and the United States, and any new suppliers in the United States will be subject to similar inspection. We cannot be certain that our present or future manufacturers will be able to comply with cGMP regulations and other FDA regulatory requirements or similar regulatory requirements outside the United States. In addition, if regulatory authorities fail to approve the use of our already manufactured product candidates, our currently planned trials would be delayed. We do not control compliance by our contract manufacturers with these regulations and standards. If we or our third-party manufacturers fail to comply with applicable regulations, sanctions could be imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, product detention or refusal to permit the import or export of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of OncoVEXGM-CSF and our other product candidates and harm our business.

We may not be successful in establishing collaborations, which could adversely affect our ability to develop and, particularly in international markets, commercialize our product candidates.

For each of our product candidates, we plan to evaluate the merits of retaining commercialization rights for ourselves or entering into collaboration arrangements with leading pharmaceutical or biotechnology companies. We face, and will continue to face, significant competition in seeking appropriate collaborators. The terms of any collaborations, partnerships or other arrangements that we establish may not be favorable to us. If we are unable to reach agreements with suitable collaborators, we may fail to meet our business objectives for the affected product or program. We have recently entered into a nonbinding letter of intent for the development and potential marketing of OncoVEXGM-CSF in China. We can provide no assurance that we will be successful in reaching a definitive agreement in respect of this proposed collaboration.

Moreover, any collaboration that we enter into may be unsuccessful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. It is likely that our collaborators will have significant discretion in determining the efforts and resources that they will apply to these collaborations. The risks that we anticipate being subject to in future collaborations include the following:

•	our collaborators may have the first right to maintain or defend our intellectual property rights and, although we would have the right to assume the maintenance and defense of our intellectual property rights if our collaborators do not, our ability to do so may be compromised by our collaborators’ acts or omissions;

•	our collaborators may utilize our intellectual property rights in such a way as to invite litigation that could jeopardize or invalidate our intellectual property rights or expose us to potential liability; and

•	our collaborators may breach regulations for safety and use, or fail to report safety data.

Risks Related to Our Intellectual Property

If we are not able to obtain and enforce patent protection for our technologies, our ability to successfully commercialize our current and future product candidates will be harmed and we may not be able to operate our business profitably.

Our success will depend in large part on our ability to obtain and maintain protection in the United States and other countries for the intellectual property covering or incorporated into our technology and products. The patent situation in the field of biologics and other pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. We may not be able to obtain additional issued patents relating to our technology or products. Even if issued, patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. The standards that the United States Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims allowed in any patents issued to us or to others. The allowance of broader claims may increase the incidence and cost of patent interference and opposition proceedings, and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights.

Our patents also may not afford us protection against competitors with similar technology. Because publications of discoveries in the scientific literature often lag behind actual discoveries, and because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, we cannot be certain that we were the first to make the inventions claimed in issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in these patent applications.

One of our granted European patents (EP1252322) has been opposed by MediGene AG, one of our competitors, at the European Patent Office. This patent is one of those protecting our OncoVEXGM-CSFand OncoVEXTNFα product candidates. At this time, no date has been set for a hearing before the Opposition Division of the European Patent Office. Although it is possible that the patent will be revoked as a result of these proceedings, reducing the level of patent protection afforded to these OncoVEX products in Europe, we believe that either the current broad claims will be maintained as granted, or that the breadth of coverage of this patent may be limited. Any decision of the Opposition Division may be appealed to the Boards of Appeal of the European Patent Office.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to license agreements with third parties that give us access to technology necessary for our business. In particular, our licenses with the Gene eXpression Technologies licensing program of Research Corporation Technologies, the University of Iowa and Wyeth are for patents that are material to us. These licenses are limited geographically to countries where the licensor has patents or pending patent applications. Our license agreements with Research Corporation Technologies have been effective since May 31, 2001, our license agreement with the University of Iowa has been effective since March 11, 2002, and our license agreement with Wyeth has been effective since April 1, 2005. Each of these license agreements terminates upon the date on which the licensed patent that has the latest expiration date expires, between June 16, 2009 and September 30, 2014. In addition, we have the right to terminate any or all of the agreements with Research Corporation Technologies by giving Research Corporation Technologies three months’ written notice of termination. The third-party licensors have the obligations to take necessary actions to protect the patents under our material license agreements, and we do not have the right to take necessary actions should the third-party patent holders fail to do so. These licenses are non-exclusive, and therefore, our competitors may have access to the same intellectual property licensed to us. We may need to enter into additional licenses in the future.

Our existing licenses impose, and we expect that any future licenses, if required, will impose, various upfront and royalty payments and other obligations on us. If we breach these obligations, the agreements could be terminated or, in some cases, any exclusive rights that may be granted to us could be converted to non-exclusive rights. If this happened with regard to a material license, we could be required to develop replacement technology and we may not have the capabilities or the intellectual property assets required to develop such technology independently. Furthermore, acceptable alternative technology may not exist, may not be something we are able to develop and may not be available to us on reasonable terms or at all. This could result in lengthy delays, significant interruption of commercial supplies of our products and substantial additional costs, and this would substantially harm our business.

We may have to obtain rights to use additional third-party intellectual property in order to pursue the commercialization of some of our product candidates, and if we are unable to obtain such access on acceptable terms, our growth prospects could be limited.

If we seek to progress our current research-stage product candidates, we may need to obtain third-party rights relating to inserted genes. We can provide no assurance that we will be able to obtain such rights on commercially reasonable terms or at all. We may also need access to other third-party intellectual property for other current or future product candidates. A failure to acquire such rights upon commercially reasonable terms could materially impair our growth. Other than with respect to any licenses that may be required in the event of unfavorable outcomes in the opposition proceedings described below, we are not aware of any current product candidate or indication for which we will need to obtain such rights.

We are aware of certain U.S. and corresponding foreign patents that MediGene has licensed from third parties that contain subject matter related to oncolytic HSV. Where warranted, we have obtained opinions from outside U.S. counsel regarding the U.S. patents. We do not believe we infringe any of these U.S. patents due to key differences between our technology and that covered by these patents. In addition, the U.S. Patent & Trademark Office determined that the applicants were not entitled to any of the claims in two of these U.S. patents (U.S. 6172047 and U.S. 6340673) as a result of interference proceedings decided in February 2004.

We are involved in European opposition proceedings against two patents owned by Arch Development Corporation and licensed to MediGene. Both of these patents contain subject matter related to oncolytic HSV.

The first of these patents includes claims relating to the use of specific ICP34.5-deficient herpes simplex viruses in the treatment of tumorigenic disease. We are seeking revocation of the patent on the grounds that the patent contains subject matter not present in the original application, the disclosure of the patent is insufficient and the claims lack an inventive step. The final hearing relating to these proceedings is scheduled to occur during October 2006. If we do not succeed in obtaining a sufficient restriction of the claims, we may need to obtain a license under this European patent in order to progress our OncoVEX products in European countries in which the patent is in force. We would also have the option of applying for revocation of the patent in the national courts of the European countries in which the patent is in force.

The second of these patents, which expires in 2011, has been opposed by the University Court of the University of Glasgow and by University College London, in consultation with us. The final hearing in connection with this opposition proceeding took place before the Board of Appeal in May 2006. The claims of the patent were successfully limited to a method for producing an HSV-1 vaccine that does not produce an active ICP34.5 gene product. We do not believe that we use this method. However, a final written decision has not yet issued and the description section of the patent has not yet been amended to conform to the limited claims. Neither of these is expected to be available for several months. As a result, until these are available, there is uncertainty as to the precise scope of the claims. Depending on the precise scope of the claims and the launch date of any OncoVEX product that might be covered by the claims, it is possible that we may need to obtain a license under the European patent at issue. We would also have the option of applying for revocation of the patent in the national courts of the European countries in which the patent is in force.

There are two U.S. patents that are counterparts to the European patent being opposed by us and the University Court of the University of Glasgow and by University College London. The first U.S. patent contains claims relating to an HSV genome only lacking ICP34.5, whereas we make multiple mutations such that we believe there are no issues of infringement. The second U.S. patent has an expiration date of 2010 and has thus not been examined for infringement risk by outside U.S. counsel as we believe that any of our activities relating to the United States and occurring prior to the expiration of the patent would not in any case constitute infringement based on the exemption for the use of a patented compound solely for purposes reasonably related to submitting data to the FDA for marketing approval.

We are aware of certain additional U.S. patents issued to Arch Development Corporation containing subject matter relating to herpes simplex virus as a vector. Where warranted, we have obtained opinions from outside U.S. counsel regarding the U.S. patents. We do not believe we infringe any of these U.S. patents due to key differences between our technology and that covered by these patents. There are no European counterpart patents, except for one where the claimed subject matter differs significantly from the corresponding U.S. patents and we believe raises no issues of infringement.

We are aware of certain U.S. patents issued to the Regents of the University of Michigan containing subject matter relating to transforming in vivo cells by use of a catheter or direct injection. Where warranted, we have obtained opinions from outside U.S. counsel regarding the U.S. patents. We do not believe we infringe any of these U.S. patents due to key differences between our technology and that covered by these patents.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patented technology, we rely upon unpatented proprietary technology, processes and know-how. We seek to protect this information in part by confidentiality agreements with our employees, consultants and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. If we are unable to protect the confidentiality of our proprietary information and know-how, competitors may be able to use this information to develop products that compete with our products, which could adversely impact our business.

If we infringe or are alleged to infringe intellectual property rights of third parties, it will adversely affect our business.

Our development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be alleged to infringe patents to which we do not hold licenses or other rights in the United States and abroad. The third-party holders could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay development, manufacturing or sales of the product or product candidate that is the subject of the suit.

As a result of patent infringement claims, or to avoid potential claims, we or our collaborators may choose or be required to seek a license under third-party patents or patent applications and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. This could harm our business significantly.

There have been substantial litigation and other proceedings regarding patent and other intellectual property rights in the biologics field and in the pharmaceutical industry generally. We may become a party to patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. For example, we are currently involved in three opposition proceedings in the European Union. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Risks Related to the Offering

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent outstanding options are exercised, you will incur further dilution. Based on an assumed initial public offering price of $      per share (the midpoint of the estimated price range shown on front cover of this prospectus), you will experience immediate dilution of $      per share, representing the difference between our pro forma net tangible book value per share and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately  % of the aggregate price paid by all purchasers of our stock but will own only approximately  % of our common stock outstanding after this offering (assuming no exercise of the underwriters’ over allotment option).

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to have our common stock quoted on the Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult to sell shares you purchase in this offering without depressing the market price for the shares, or at all.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	results of clinical trials of our product candidates or those of our competitors;

•	regulatory developments in the United States and foreign countries;

•	developments or disputes concerning patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	variations in our financial results or those of companies that are perceived to be similar to us; and

•	market conditions generally and in the pharmaceutical and biotechnology sectors, and issuance of new or changed securities analysts’ reports or recommendations.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest our net proceeds from this offering in a manner that does not produce income or that loses value.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules of the Securities and Exchange Commission and Nasdaq have imposed various new requirements on public companies, including changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage as we currently have.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting and effective disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to retain the services of additional accounting and financial staff or consultants with appropriate public company experience and technical accounting knowledge to satisfy the ongoing requirements of Section 404.

If there are substantial sales of our common stock in the market or transfers by our existing stockholders, our stock price could decline.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. After this offering, we will have outstanding           shares of common stock (based on the number of shares outstanding as of          , 2006). This includes the           shares that we are selling in this offering, which may be immediately resold in the public market without restriction, unless those shares are purchased by our affiliates. In addition, we will have outstanding options and warrants to purchase an aggregate of           shares of common stock, substantially all of which will be fully vested and exercisable. Certain of our existing stockholders and their affiliated entities have indicated an interest in purchasing up to an aggregate of $5,000,000 of our common stock in this offering at the initial public offering price. Assuming an initial public offering price of $      per share (the midpoint of the estimated price range shown on the cover page of this prospectus), these stockholders may, at the discretion of the underwriters, purchase up to          of the           shares to be sold in this offering. Because indications of interest are not binding agreements or commitments to purchase, however, these stockholders may not purchase any common stock in this offering. Any shares held by our affiliates may only be sold in compliance with the volume limitations of Rule 144. These volume limitations restrict the number of shares that may be sold by an affiliate in any three-month period to the greater of 1% of the number of shares then outstanding, which will equal approximately           shares immediately after this offering based on the number of shares outstanding as of          , 2006, or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. The remaining shares, or     % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold in the near future as set forth below:

Date	Number of Shares

On the date of this prospectus:
At various times between the date of this prospectus and 90 days after the date of this prospectus:
At various times between the 90 days and 180 days* from the date of this prospectus:
At various times after 180 days* from the date of this prospectus (subject, in some cases, to volume limitations):

*	180 days corresponds to the end of the lock-up period described in the section of this prospectus entitled “Underwriting”. This lock-up period may be extended or shortened under certain circumstances as described in that section. However, Janney Montgomery Scott LLC, as representative of the underwriters, may in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any of these agreements. In considering any request to release shares from a lock-up agreement, the representative of the underwriters will consider the facts and circumstances relating to a request at the time of the request.

Subject to certain conditions, after the six-month anniversary of the closing of this offering, holders of an aggregate of approximately          shares of common stock will have rights with respect to the registration of these shares of common stock with the Securities and Exchange Commission. If we register their shares of common stock, they can sell those shares in the public market.

FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements that involve risks and uncertainties. Words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may” or other words that convey judgments about future events or outcomes indicate such forward-looking statements. We may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and prospective investors should not place undue reliance on them. There can be no assurance that the actual results of our research and development activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others:

•	our ability to develop safe and efficacious products;

•	our ability to achieve positive results in clinical trials;

•	our ability to obtain marketing approval and market acceptance for our product candidates;

•	our ability to enter into future collaboration and licensing agreements;

•	the impact of competition and technological change;

•	existing and future regulations affecting our business;

•	changes in governmental oversight of biological product development;

•	the future scope of our patent coverage or that of third parties;

•	the effects of any future litigation;

•	general economic and business conditions, both internationally and within our industry; and

•	our ability to secure additional financing to meet needs in the future.

There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $      million, or approximately $      million if the underwriters exercise their over-allotment option in full. This estimate is based upon an assumed initial public offering price of $      per share (the midpoint of the estimated price range shown on the front cover of this prospectus), less estimated underwriting discount and commissions and offering expenses payable by us.

We currently intend to use these proceeds as follows:

•	Approximately $12 million to fund the direct clinical trial costs for our OncoVEX GM-CSF development program in order to seek to:

•	complete our Phase I/II clinical trial in head and neck cancer in the third quarter of 2007;

•	begin preparations for a Phase III clinical trial in head and neck cancer;

•	obtain sufficient data from our Phase II clinical trial in melanoma in early 2008 to allow us to determine whether to pursue this indication into Phase III;

•	obtain sufficient data from our Phase II clinical trial in colorectal liver metastases in early 2008 to allow us to determine whether to pursue this indication into Phase III;

•	complete our Phase I clinical trial in pancreatic cancer in late 2007.

•	Approximately $1.5 million to fund the Phase I clinical trial of ImmunoVEX HSV2 to enable us to evaluate the safety and immunological response to the vaccine by the end of 2007.

•	Approximately $15 million to fund our research and development infrastructure, including our internal clinical, process development, analytical development and research functions, and manufacturing operations to support all of our development programs.

•	The remainder for administrative and business development expenses, working capital needs and general corporate purposes, including a portion of the capital expenditures in connection with the build-out of our Massachusetts facility. We have not determined the allocation of such remaining proceeds among these potential uses.

All of the Phase I and II clinical trials noted above are open-label trials that produce data continually. We intend to monitor and evaluate the progress of these clinical trials, and may reallocate our available funds from less promising to more promising trials as and when results indicate it would be appropriate to do so. As a result of such decisions, we may postpone or cancel a given trial, or may substantially increase the funds devoted to a promising trial in order to expand its size or to complete it more quickly. We believe that we will need additional funds to reach registration and marketing approval in any indication, if at all, and expect that we will seek additional equity or debt financing following the attainment of one or more of the clinical goals described above.

We may also use a portion of the proceeds for acquisitions, which may include the acquisition or licensing of rights to potential new product candidates or technologies. Although we periodically evaluate acquisition and licensing opportunities, we currently have no commitments or agreements with respect to any specific acquisition or license.

The amount and timing of our actual expenditures depend on a number of factors, including the progress of our research and development efforts and the amount of cash used by our operations. Accordingly, we will retain broad discretion in the allocation of the net proceeds from this offering. Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on either our common stock or preferred stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends to our stockholders in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to the receipt by us of $3.5 million in net proceeds from the issuance of convertible notes and warrants and $3.5 million in net proceeds from an equipment sale and leaseback facility, each of which closed in August 2006; and

•	on a pro forma as adjusted basis to adjust the pro forma information to give further effect to:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 4,047,033 shares of common stock immediately prior to the closing of this offering;

•	the issuance immediately prior to the closing of this offering of an additional 4,357,114 shares of common stock to the holders of our preferred stock as a stock dividend;

•	the automatic conversion of convertible notes into an aggregate of shares of common stock, assuming an initial public offering price of $ per share (the midpoint of the estimated price range on the front cover of this prospectus); and

•	our sale of common stock in this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, and a stock-based compensation charge of $ million to be recorded by us in connection with the vesting of outstanding stock options and restricted stock upon the closing of this offering; in each case, assuming an initial public offering price of $ per share (the midpoint of the estimated price range shown on the front cover of this prospectus).

	As of June 30, 2006
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(In thousands, except share data)

Cash and cash equivalents	$9,086,715	$16,121,412	$

Long-term portion of capital leases	—	2,407,667
Redeemable convertible preferred stock, par value $0.0001 per share — 43,170,337 shares authorized and 40,470,339 shares issued and outstanding, actual; no shares authorized or issued and outstanding, pro forma and pro forma as adjusted	59,238,873	59,238,873
Stockholders’ deficit:
Common stock, par value $0.0001 per share — 50,860,902 shares authorized and 224,220 shares issued and outstanding, actual; 25,000,000 shares authorized and shares issued and outstanding, pro forma; 25,000,000 shares authorized and shares issued and outstanding, pro forma as adjusted	22	22
Additional paid-in capital	759,602	759,602
Deficit accumulated during development stage	(52,087,838)	(52,087,838)
Deferred compensation	(651,508)	(651,508)
Accumulated other comprehensive income	1,589,888	1,589,888

Total stockholders’ deficit	(50,389,834)	(50,389,834)

Total capitalization	$8,849,039	$8,849,039	$

The above share data exclude:

•	452,270 shares of common stock issuable upon the exercise of stock options outstanding as of August 25, 2006 at an exercise price of $0.001 per share;

•	shares of common stock reserved for issuance under our stock incentive plans;

•	up to shares of our common stock issuable upon exercise of warrants issued in connection with the issuance of convertible notes and a venture lease financing transaction, assuming an initial public offering price of $ per share (the midpoint of the estimated price range on the front cover of this prospectus); or

•	shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

You should read this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

DILUTION

Our net tangible book value as of June 30, 2006 was approximately $8.0 million, or approximately $35.59 per common share (or approximately $      per common share on a pro forma basis to give effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 4,047,033 shares of common stock upon the closing of this offering and the issuance of an additional 4,357,114 shares of common stock to the holders of our preferred stock as a stock dividend, each to be effected immediately prior to the closing of this offering). Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding before giving effect to the sale of the shares of our common stock in this offering.

After giving effect to the sale of           shares of common stock in this offering, less the estimated underwriting discounts and commissions and offering expenses payable by us, and a stock-based compensation charge of $      million to be recorded by us in connection with the vesting of outstanding stock options and restricted stock upon the closing of this offering; in each case, assuming an initial public offering price of $      per share (the midpoint of the estimated price range shown on the front cover of this prospectus), our pro forma as adjusted net tangible book value as of June 30, 2006 would have been $      per share. This represents an immediate increase in net tangible book value per share of $      to existing stockholders and immediate dilution in net tangible book value of $      per share to new investors purchasing our common stock in the offering at the assumed initial public offering price. The following table illustrates the per share dilution (without giving effect to the over-allotment option granted to the underwriters):

Assumed initial public offering price per share			$
Net tangible book value per share as of June 30, 2006		$35.59
Pro forma increase in net tangible book value per share attributable to conversion of convertible preferred stock and issuance of stock dividend
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after the offering

Dilution per share to new investors	$

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. If any shares are issued in connection with outstanding options or the underwriters’ over-allotment option, you will experience further dilution.

If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will be increased to , or approximately % of the total number of shares of our common stock outstanding after this offering.

The table below sets forth the following, on a pro forma basis, as of June 30, 2006:

For existing stockholders:

•	the number of shares of common stock (1) purchased from us prior to this offering (including the shares to be issued as a stock dividend immediately prior to the closing of this offering) and (2) the number of shares of common stock to be issued upon the automatic conversion (at the initial public offering price per share) of convertible notes at the closing of this offering, assuming an initial public offering price of $ per share (the midpoint of the estimated price range shown on the front cover of this prospectus); and

•	the total consideration paid and the average price per share paid, at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus.

For new investors:

•	the number of shares of common stock to be purchased from us; and

•	the total consideration to be paid and the average price per share to be paid, at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus.

	Shares Purchased			Total Consideration			Average Price
	Number	Percentage		Amount	Percentage		per Share

Existing Stockholders			%	$		%	$
New Investors			%	$		%	$

Total		100.00%		$	100.00%		$

SELECTED CONSOLIDATED FINANCIAL INFORMATION

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes appearing in this prospectus, as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

We have derived the statement of operations data for the fiscal years ended March 31, 2004, 2005 and 2006 and the balance sheet data as of March 31, 2005 and 2006 from our audited financial statements, which are included in this prospectus, as audited by PricewaterhouseCoopers LLP, independent registered public accountants. The report of PricewaterhouseCoopers LLP, which also is included in this prospectus, contains an explanatory paragraph relating to our ability to continue as a going concern, as described in Note 1 to our consolidated financial statements. We have derived the statements of operations data for the three months ended June 30, 2005 and 2006, and the consolidated balance sheet data as of June 30, 2006, from our unaudited consolidated financial statements, which are included elsewhere in this prospectus and which include, in our opinion, all adjustments necessary for a fair statement of such data. We have derived the balance sheet data as of March 31, 2004 from our audited financial statements, which are not included in this prospectus. We have derived the statement of operations data for the fiscal years ended March 31, 2002 and 2003 and the balance sheet data as of March 31, 2002 and 2003 from our unaudited financial statements, which are not included in this prospectus.

The pro forma net loss per share attributable to common stockholders data is computed using the weighted average number of common shares outstanding, after giving pro forma effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock effective upon the completion of this offering, as if the conversion had occurred at the beginning of the fiscal year or the date of the original issuance, if later.

	Fiscal Year Ended March 31,					Three Months Ended June 30,
	2002	2003	2004	2005	2006	2005	2006
	(Unaudited)					(Unaudited)

Statement of operations data:
Revenues	$22,846	$38,828	$39,868	$40,929	$21,969	$21,969	$—
Operating expenses:
Research and development	3,166,952	4,543,281	6,545,665	10,154,271	10,925,762	2,447,288	2,971,661
Administrative	1,855,597	2,601,418	2,782,651	3,653,479	5,487,762	1,395,170	973,342

Total operating expenses	5,022,549	7,144,699	9,328,316	13,807,750	16,413,524	3,842,458	3,945,003

Loss from operations	(4,999,703)	(7,105,871)	(9,288,448)	(13,766,821)	(16,391,555)	(3,820,489)	(3,945,003)
Interest expense	(101,425)	(32,059)	(19,536)	(9,313)	(3,699)	(1,257)	—
Interest income	152,637	148,756	269,530	622,485	745,664	214,977	110,833

Loss before income tax benefit	(4,948,491)	(6,989,174)	(9,038,454)	(13,153,649)	(15,649,590)	(3,606,769)	(3,834,170)
Income tax benefit	829,375	791,428	1,244,429	1,434,560	1,393,737	476,243	374,151

Net loss	(4,119,116)	(6,197,746)	(7,794,025)	(11,719,089)	(14,255,853)	(3,130,526)	(3,460,019)

	Fiscal Year Ended March 31,					Three Months Ended June 30,
	2002	2003	2004	2005	2006	2005	2006
	(Unaudited)					(Unaudited)

Basic and diluted net loss per common share	$(33.63)	$(50.59)	$(61.59)	$(89.65)	$(109.05)	$(23.95)	$(26.47)

Weighted average shares used in computing basic and diluted loss per common share	122,500	122,500	126,554	130,720	130,720	130,720	130,720

Unaudited pro forma net loss per common share (basic and diluted)					$(1.68)		$(0.41)

Weighted average shares used to compute unaudited pro forma net loss per common share					8,496,691		8,496,691

	As of March 31,					As of June 30,
	2002	2003	2004	2005	2006	2006
	(Unaudited)					(Unaudited)

Balance sheet data:
Cash and cash equivalents	$2,974,537	$2,882,346	$6,352,185	$20,251,905	$11,317,177	$9,086,715
Working capital	3,186,865	3,137,420	11,218,385	20,965,176	11,163,896	8,341,718
Total assets	5,673,124	5,636,189	15,003,253	23,944,277	14,508,758	13,380,253
Total liabilities	1,094,478	944,050	2,292,022	1,774,796	2,725,513	4,531,214
Accumulated deficit	(8,661,106)	(14,858,852)	(22,652,877)	(34,371,966)	(48,627,819)	(52,087,838)
Redeemable convertible preferred stock	13,483,691	19,347,174	33,545,206	53,885,416	59,238,873	59,238,873
Total stockholders’ deficit	(8,905,045)	(14,704,319)	(20,833,802)	(31,715,935)	(47,455,628)	(50,389,834)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biotechnology company focused on the development and future commercialization of targeted treatments for cancer and the prevention of infectious disease. Our pipeline of cancer product candidates is built on what we believe to be a first-in-class oncolytic virus technology that replicates and spreads within solid tumors, causing the death of cancer cells while leaving surrounding healthy cells unharmed. We believe that this technology, which we refer to as OncoVEX, is more effective than earlier-generation clinical-stage oncolytic viruses and has the potential to establish a new standard of care in the treatment of many solid tumors. Our current pipeline includes:

•	OncoVEXGM-CSF, which is currently in a Phase I/II clinical trial for the treatment of head and neck cancer and a Phase II trial for the treatment of melanoma. Assuming that the results of our clinical trial in head and neck cancer are positive, we intend to meet with the FDA in the second half of 2007 to seek agreement on the design of a pivotal Phase III clinical trial to be governed by a Special Protocol Assessment. We also expect to begin additional clinical trials of OncoVEXGM-CSF in pancreatic cancer in the third quarter of 2006 and in metastatic colorectal cancer affecting the liver in the first quarter of 2007. Depending on the results of these clinical trials, we will determine in which other indications we will seek to pursue Phase III clinical trials following discussion with the FDA.

•	OncoVEXGALV/CD, which is designed to enhance the effect of chemotherapy, and which is currently in preclinical studies.

•	OncoVEXTNFα, which is designed to enhance the effect of radiation, and which is currently in preclinical studies.

•	Immuno VEXHSV2, which is a vaccine for genital herpes. We intend to initiate a Phase I clinical trial for this product candidate in the first half of 2007 and to report initial data in the second half of 2007.

Since we began operations in 1999, we have devoted substantially all of our resources to the discovery and development of our product candidates. We are currently conducting clinical trials with our lead product candidate in two indications, and we plan to commence clinical trials in a third indication in the third quarter of 2006 and a fourth indication in the first quarter of 2007. We have not received approval to market any product and, to date, have received no product revenues.

Since our inception, we have incurred substantial losses and, as of June 30, 2006, we had an accumulated deficit of $52.1 million. These losses and accumulated deficit have resulted from the significant costs incurred in the research and development of our biologics and technologies and administrative costs. We expect that our operating losses will continue and likely increase substantially for at least the next several years as we continue to expand our research, development and clinical trial activities and infrastructure.

When and if we achieve product revenues or enter into collaborative development arrangements that provide for milestone-based payments, any revenues we may achieve are likely to vary substantially from fiscal quarter to fiscal quarter and fiscal year to fiscal year. Revenue to date consists of fees paid by potential collaborative partners to enable them to evaluate our gene target validation platform as a research tool. Revenue is recognized when evidence of an arrangement exists, terms are fixed or determinable, all contractual obligations under the agreements have been satisfied and collection is reasonably assured. Our operating expenses are also likely to vary substantially from fiscal quarter to fiscal quarter and fiscal year to fiscal year based on the timing of clinical trial patient enrollment and our research activities. In particular, as we advance OncoVEXGM-CSF, we expect that our research and development expenses will increase. We believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied on as indicative of our future performance.

The successful development of our product candidates is highly uncertain. We currently estimate that we will require at least $12 million to $15 million to fund our planned direct clinical trial costs over the next 18 months, including activities required to enable us to:

•	complete our Phase I/II clinical trial in head and neck cancer in the third quarter of 2007;

•	begin preparations for a Phase III clinical trial in head and neck cancer;

•	obtain sufficient data from our Phase II clinical trial in melanoma in early 2008 to allow us to determine whether to pursue this indication into Phase III;

•	obtain sufficient data from our Phase II clinical trial in colorectal liver metastases in early 2008 to allow us to determine whether to pursue this indication into Phase III;

•	complete our Phase I clinical trial in pancreatic cancer in late 2007; and

•	in our Phase I clinical trial with ImmunoVEXHSV2, evaluate the safety and immunological response to the vaccine by the end of 2007.

We cannot reasonably estimate or know the precise nature, timing and expenses of the efforts necessary to complete the remainder of the development of, or the period in which material net cash inflows will commence from, OncoVEXGM-CSF or any of our other product candidates due to the numerous risks and uncertainties associated with developing biologics, including the uncertainty of:

•	the scope, rate of progress and expense of our clinical trials and other research and development activities;

•	future clinical trial results;

•	the expense of clinical trials for additional indications;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the expense and timing of obtaining regulatory approvals;

•	the expense of establishing clinical and commercial supplies of our product candidates and any products that we may develop, including securing manufacturing facilities that are compliant with cGMP;

•	the effect of competing technological and market developments; and

•	the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We do not expect to generate revenue from product sales in any event earlier than 2011, if at all. If any of our programs experience delays or do not result in a commercial product, we would not generate revenue from that program in a timely manner or at all. See “Risk Factors — If our clinical trials are prolonged, delayed or prevented, or if we have to conduct additional clinical trials or other testing beyond our current plans, we may be unable to commercialize our product candidates on a timely basis, or at all, which would require us to incur additional costs and delay our receipt of any revenues from potential product sales.”

Critical Accounting Policies and Estimates

This discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those described below. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following accounting policies, in particular, reflect the exercise of significant judgment and the use of estimates by our management.

Accrual of Research and Development and Other Expenses

We expense research and development costs as incurred. Research and development expenses include salaries and benefits, facilities costs, clinical trial and related supply costs, contract services, related depreciation and amortization and other related costs, as described under “— Financial Operations Overview — Research and Development Expenses” below.

As part of the process of preparing our financial statements, we are required to estimate accrued expenses. This process involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for such service where we have not yet been invoiced or otherwise notified of actual cost. We make these estimates as of each balance sheet date in our financial statements. Examples of estimated accrued expenses include:

•	fees payable to contract research organizations in conjunction with clinical trials;

•	fees payable to contract manufacturers in conjunction with the production of clinical trial materials; and

•	professional service fees.

In accruing service fees, we estimate the time period over which services will be provided and the level of effort in each period. If the actual timing of the provision of services or the level of effort varies from the estimate, we will adjust the accrual accordingly. No material adjustments to these estimates have been made for any periods presented. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify costs that have begun to be incurred or we underestimate or overestimate the level of services performed or the costs of such services, our actual expenses could differ from such estimates. The date on which some services commence, the level of services performed through a given date and the cost of such services are often subjective determinations. We make judgments based upon the facts and circumstances known to us.

Stock-Based Compensation

We apply the principles of Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations in accounting for our employee stock option compensation plans. Under APB 25, compensation expense is measured as the difference, if any, between the option exercise price and the fair value of our common stock at the date of grant. We have historically granted options to employees and directors at exercise prices equal to the fair value of our common stock. Accordingly, no compensation expense has been recognized for our employee stock-based compensation plans.

The stock options and restricted stock we have granted to date do not begin to vest until the closing of an initial public offering or change in control of our company, and the majority vest in full upon such event. A measurement date for accounting purposes does not occur until an initial public offering or change in control occurs. Accordingly, we have not to date recorded any stock compensation expense. We will amortize employee stock compensation on an accelerated basis in accordance with FIN28, an interpretation of APB25, over the applicable vesting period. For options and restricted stock vesting upon an initial public offering or a change in control, this will result in an immediate charge to the consolidated statement of operations in the period in which the initial public offering or change in control occurs. We expect to record a material charge to the consolidated statement of operations upon the closing of this offering. Based on an assumed initial

public offering price of $     per share (the midpoint of the estimated price range shown on the front cover of this prospectus), we expect that this charge will be approximately $      million.

We adopted SFAS No. 123-R, “Share-Based Payment,” or SFAS 123-R, on April 1, 2006. SFAS 123-R requires the recognition of the fair value of stock-based compensation in net earnings. We are utilizing the modified prospective transition method for adopting SFAS 123-R. Under this method, the provisions of SFAS 123-R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of SFAS 123, are recognized in net income (loss) in the periods after the date of adoption. The issuance of SFAS 123-R will significantly change the way we account for grants of stock options. This new pronouncement and its potential impact are discussed further in the section below, entitled “Recent Accounting Pronouncements”.

Based on an assumed initial public offering price of $      per share (the midpoint of the estimated price range shown on front cover of this prospectus), the intrinsic value of the options and restricted stock outstanding at June 30, 2006 was $      million. None of such options and restricted stock will have vested prior to the closing of this offering.

Accounting for Income Taxes

We record income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. Our consolidated financial statements contain certain deferred tax assets, which have arisen primarily as a result of operating losses, as well as other temporary differences between financial and tax accounting. SFAS No. 109 “Accounting for Income Taxes,” requires us to establish a valuation allowance if the likelihood of realization of the deferred tax assets is reduced based on an evaluation of objective verifiable evidence. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against those net deferred tax assets. We evaluate the weight of all available evidence to determine whether it is more likely than not that some portion or all of the net deferred income tax assets will not be realized.

The majority of our operations historically have been in the United Kingdom. The U.K. government awards cash tax credits to qualifying companies conducting research and development in the United Kingdom. This generally equates to a cash refund of 16% of qualified research and development expenditures in the United Kingdom classified as eligible under applicable U.K. law. This cash refund does not apply to research and development expense in the United States. The level of these U.K. tax credits will be reduced in the future as we increase our operations in the United States.

Losses from operations in the United States may be available to offset future federal tax liabilities. In addition, research and development expenses in the United States generate federal and state research and development credits that may also be available to offset future state and federal tax liabilities in the United States. These credits in the United States may expire before we are able to utilize them. We are currently generating and expect to continue to generate taxable losses both in the United Kingdom and the United States and accordingly do not expect to generate tax liabilities in the near future.

Financial Operations Overview

Revenues

We do not currently have any commercial products for sale and do not anticipate having any commercial products for sale for at least the next four years. We do not currently have any collaborative relationships under which we earn licensing or milestone revenues. We have achieved only modest revenues to date, consisting solely of fees paid by potential collaborative partners to enable them to evaluate our gene target validation platform as a research tool.

Research and Development Expenses

Research and development expenses consist primarily of:

•	salaries and related expenses for personnel;

•	costs of facilities and equipment;

•	fees paid to contract research organizations in conjunction with clinical trials;

•	fees paid to contract manufacturers in conjunction with the production of clinical materials;

•	fees paid to research organizations in conjunction with preclinical studies;

•	costs of materials used in research and development;

•	up-front license fees and milestone payments under in-licensing agreements;

•	consulting fees paid to third parties; and

•	depreciation of capital assets used to develop our products.

We expense both internal and external research and development costs as incurred. We expect that research and development expenditures will continue to increase substantially during the remainder of 2006 and in subsequent years as we move our current product candidates into later-stage development programs and generally expand our research and development efforts.

We use our employee and infrastructure resources for multiple projects. Many of our costs are not attributable to a specifically identified project, but instead are directed to broadly applicable research efforts. Accordingly, we do not track internal research and development costs on a project-by-project basis. As a result, we cannot state precisely the total costs incurred for each of our clinical and preclinical projects on a project-by-project basis. The following table shows, for the periods presented, the total expenses related to third-party support for preclinical study support, clinical supplies and clinical trials associated with our principal programs, as well as our aggregate internal research and development expenses:

	Fiscal Year Ended
Research and	March 31,			Inception to	Three Months Ended June 30,		Inception to
Development Program	2004	2005	2006	March 31, 2006	2005	2006	June 30, 2006

OncoVEX GM-CSF	$1,017,230	$2,493,365	$2,430,702	$7,791,967	$464,965	$603,728	$8,395,695
ImmunoVEX HSV-2	—	—	197,068	197,068	—	34,825	231,893
Other programs (including terminated programs)	802,638	1,715,375	1,981,910	6,910,961	350,723	263,451	7,174,412

Total external research and development expense	1,819,868	4,208,740	4,609,680	14,899,996	815,688	902,004	15,802,000

Internal research and development expenses	4,725,797	5,945,531	6,316,082	23,278,354	1,631,600	2,069,657	25,348,011
Total	$6,545,665	$10,154,271	$10,925,762	$38,178,350	$2,447,288	$2,971,661	$41,150,011

The increase in internal research and development expenses over each successive period is primarily the result of increased expenses related to the following:

•	an increase in research and development personnel and related fringe benefits and expenses such as laboratory supplies and related items;

•	an increase in scientific consultants; and

•	an increase in facility-related costs as a result of increased square footage, and increases in casualty insurance and other insurance premiums.

Further detail regarding the changes in research and development expenses from period to period is provided below under the heading “— Results of Operations”.

The principal expenses in respect of research programs that we have terminated relate to our ImmunoVEXtri-melan product candidate. We terminated our development of this product candidate in 2006 in order to focus resources on our lead OncoVEX platform.

We expect that a substantial percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development programs. These expenditures are subject to numerous uncertainties as to timing and cost to completion. In order to advance our biologic development programs toward eventual commercialization of a biologic product, we test compounds in numerous preclinical studies for safety, toxicology and efficacy. We then conduct clinical trials for each biologic candidate. Throughout the development process, we make submissions to, and engage in discussions with, regulatory authorities, with the ultimate goal of submitting to these authorities and having approved applications for marketing approval. As we obtain results from trials, we may elect to discontinue or delay clinical trials for some product candidates in order to focus our resources on more promising product candidates. Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a biologic candidate. The cost of clinical trials may vary significantly over the life of a project as a result of a variety of factors, including:

•	the trial indication;

•	the number of patients who participate in the trials;

•	the number of sites included in the trials;

•	the length of time required to enroll trial participants;

•	the duration of patient follow-up; and

•	the efficacy and safety profile of the product candidate.

None of our product candidates has received FDA or foreign regulatory marketing approval. In order to achieve marketing approval, the FDA or foreign regulatory agencies must conclude that our clinical data establish the safety and efficacy of our product candidates. Furthermore, our strategy includes entering into collaborations with third parties to participate in the development and commercialization of some of our products. In situations in which third parties have control over the preclinical development, clinical trial process or regulatory filing process for a product candidate, the estimated completion date will largely be under control of that third party rather than under our control. We cannot forecast with any degree of certainty which of our product candidates will be subject to future collaborations or how such arrangements will affect our development plan or capital requirements.

As a result of the uncertainties discussed above, we are unable to determine the precise duration and completion costs of our research and development projects or when or to what extent we will receive cash inflows from the commercialization and sale of a product. In any event, we do not expect to generate product revenue earlier than 2011.

Administrative Expenses

Administrative expenses consist primarily of salaries and other related costs for personnel serving finance, accounting, information technology, human resource and administrative functions. Other costs include facility costs not included in research and development expense, insurance, and professional fees for legal, accounting and public relations services and costs of prosecuting and maintaining our intellectual property rights. We expect that administrative expenditures will increase during the remainder of fiscal 2006 and in subsequent fiscal years due to increasing payroll, public company expenses, our initial commercialization expenses if we receive marketing approvals, business development costs and expanded operational infrastructure.

Interest Expense and Interest Income

Interest expense consists of interest incurred on equipment debt financing and in future periods will include interest to be paid on a loan extended by the Massachusetts Development Finance Agency. Interest income consists of interest earned on our cash and cash equivalents.

Results of Operations

Comparison of the Three Months Ended June 30, 2006 and 2005

Revenues

Revenues were zero in the three months ended June 30, 2006 and $21,969 in the corresponding period in 2005. Revenues consisted of fees paid by potential collaborative partners to enable them to evaluate our gene target validation platform as a research tool.

Research and Development Expenses

Research and development expenses increased by 21.4%, to $3.0 million in the three months ended June 30, 2006, from $2.4 million in the corresponding period in 2005. The increases reflected the costs associated with preparing our product candidates for, and the commencement of, multiple clinical trials.

Administrative Expenses

Administrative expenses decreased by 30.2%, to $973,000 in the three months ended June 30, 2006, from $1.4 million in the corresponding period in 2005. The decrease represents a $314,000 decrease in intellectual property costs, reflecting payment in full in the 2005 period of approximately $327,000 to a third-party licensor in connection with signing a license agreement, and an $83,000 decrease in travel as we were preparing for our initial public offering.

Interest Expense and Interest Income

Interest expense was zero in the three months ended June 30, 2006 and $1,257 in the corresponding period in 2005.

Interest income increased to $214,977 in the three months ended June 30, 2006, from $110,833 in the corresponding period in 2005, reflecting higher average invested balances.

Comparison of Fiscal Years Ended March 31, 2006, 2005 and 2004

Revenues

Revenues were $21,969 in fiscal year 2006, $40,929 in 2005 and $39,868 in 2004. Revenues in each period consisted of fees paid by potential collaborative partners to enable them to evaluate our gene target validation platform as a research tool.

Research and Development Expenses

Research and development expenses increased by 7.6%, to $10.9 million, in fiscal year 2006, from $10.2 million in fiscal year 2005, and by 55.1%, from $6.5 million in fiscal year 2004. The increases in each period reflected the costs associated with preparing our product candidates for, and the commencement of, multiple clinical trials. During 2004 and 2005, expenses primarily reflect our preparations for our clinical trial in melanoma. In 2005 and 2006, we continued activities related to our melanoma trial and began our clinical trial in head and neck cancer. The increases from 2004 to 2005 primarily reflect increases of $2.3 million in direct external clinical trial costs, an increase of $789,000 in personnel expenses and an increase in $430,000 in laboratory-related expenses. The increases from 2005 to 2006 primarily reflect an increase of $400,940 in direct external clinical trial costs and an increase of $549,000 in personnel expenses, partially offset by a decrease of $177,000 in laboratory-related expenses. All of these costs were in connection with our clinical trials.

Administrative Expenses

Administrative expenses increased by 50.2%, to $5.5 million, in fiscal year 2006, from $3.7 million in fiscal year 2005, and by 31.3%, from $2.8 million, in fiscal year 2004. The increase in 2006 over 2005 reflects principally an increase of $683,000 in legal and accounting fees directly related to the formation of BioVex Group, Inc. as our ultimate parent company as well as $200,000 in connection with an increase in finance personnel. The additional finance personnel were hired in connection with the formation of BioVex Group, Inc. and the move of our corporate headquarters functions to the United States. The increase in 2006 also reflects an increase of $352,000 in intellectual property costs related to a payment of $125,000 to a third-party licensor in connection with signing a license agreement, and a milestone payment to that third-party licensor of $200,000 in connection with commencing a Phase II study with OncoVEX in February 2006, as well as an increase of $265,000 in facility-related costs in connection with additional rent and related costs in connection with additional space rented in our U.K. office, in addition to similar costs in connection with our Massachusetts facility. The increase from 2004 to 2005 reflects increased travel expenses of $190,000 incurred in connection with establishing our U.S.-based office in 2005. In addition, we incurred additional overhead costs of $122,000 in connection with our new U.S. headquarters office and non-legal professional fees of an additional $50,000 in connection with our corporate reorganization.

Interest Expense and Interest Income

Interest expense was $3,699 in fiscal year 2006, $9,313 in 2005 and $19,536 in 2004.

Interest income increased to $745,664 in fiscal year 2006, from $622,485 in fiscal year 2005 and $269,530 in fiscal year 2004. The increase in each period was primarily due to higher average invested balances.

Liquidity and Capital Resources

We have financed our operations since inception principally through private placements of equity securities and interest income. From inception through June 30, 2006, we have raised net proceeds of $59.4 million from private equity financings. From inception through June 30, 2006, we have also received $164,440 in license fees and research and development funding and $2.4 million in interest income. To date, inflation has not had a material effect on our business.

In June 2006, we entered into a lending arrangement with the Massachusetts Development Finance Agency in respect of the build-out of our Woburn facility. The principal amount available under this arrangement is limited to 25% of the expenditures made in connection with the build-out of the Woburn facility, up to maximum of $2.5 million. No amounts have been drawn under this facility to date. The term of the loan is seven years, and it currently bears interest at 6% per year, which amount will increase to 10% per year upon completion of this offering. Under the terms of the loan agreement, we will repay only interest during the first 18 months of the term of the loan. Thereafter, we will make sixty-six (66) equal monthly payments of principal and interest. We have the ability to repay this loan early without penalty.

Cash Flows

As of June 30, 2006, our cash and cash equivalents were $9.1 million, compared with $11.3 million at March 31, 2006, $20.3 million at March 31, 2005 and $6.4 million at March 31, 2004. Our cash and cash equivalents are highly liquid investments with original maturity dates of three months or less and consist of time deposits, investments in money market funds with commercial banks and financial institutions, and United States and United Kingdom government obligations.

In August 2006, we issued convertible notes and warrants for aggregate consideration of $3.5 million to several of our existing stockholders and to one new lender. The notes bear interest at the rate of 8% per annum. In August 2006, we also concluded an equipment sale and leaseback financing arrangement which raised net proceeds of approximately $3.5 million. On a pro forma basis to give effect to these transactions, our cash and cash equivalents as of June 30, 2006 were $16.1 million.

Net cash used in operating activities was $2.6 million in the three months ended June 30, 2006. This reflects a net loss of approximately $4.3 million, a $1.7 million increase in accounts payable and accrued expenses and an increase of approximately $159,000 in prepaid expenses and other assets. These amounts were partially offset by $131,000 of non-cash expenses related to depreciation and amortization of property and equipment.

Net cash used in investing activities in the three months ended June 30, 2006 was $93,000 and was related to purchases of property and equipment.

Net cash provided by financing activities during in the three months ended June 30, 2006 was zero.

Net cash used in operating activities was $12.6 million for the fiscal year ended March 31, 2006. This reflects a net loss of approximately $14.3 million, a $1.2 million increase in accounts payable and accrued expenses and an increase of approximately $577,000 in prepaid expenses and other assets. These amounts were partially offset by $515,000 of non-cash expenses related to depreciation and amortization of property and equipment and a decrease in income tax receivable of approximately $519,000.

Net cash used in investing activities in the fiscal year ended March 31, 2006 was $234,000 and was related to purchases of property and equipment.

Net cash provided by financing activities during the fiscal year ended March 31, 2006 was $5.3 million, and consisted primarily of $5.4 million received from the issuance of redeemable convertible preferred stock, partially offset by $63,000 in repayments of capital lease obligations.

Net cash used in operating activities was $12.5 million for the fiscal year ended March 31, 2005. This reflects a net loss of approximately $11.7 million, an increase of approximately $88,000 in prepaid expenses and other assets and an increase of approximately $792,000 in income tax receivable. These amounts were partially offset by a decrease in accounts payable, deferred revenue and accrued expenses of approximately $476,000, reflecting full payment of substantially higher vendor balances, a decrease in accounts receivable of approximately $34,000, and $551,000 of non-cash expenses related to depreciation and amortization of property and equipment.

Net cash provided by investing activities during the fiscal year ended March 31, 2005 was $5.4 million, and consisted of approximately $5.5 million in maturities of short-term investments offset by approximately $164,000 related to purchases of property and equipment.

Net cash provided by financing activities during the fiscal year ended March 31, 2005 was $20.3 million, and consisted primarily of $20.3 million in proceeds from the issuance of redeemable convertible preferred stock, partially offset by $85,000 in repayments of capital lease obligations.

Net cash used in operating activities was $6.4 million for the fiscal year ended March 31, 2004. This reflects a net loss of approximately $7.8 million, an increase in accounts payable, deferred revenue and accrued expenses of approximately $1.2 million, due to accrual of substantially higher year-end development program costs, and an increase of approximately $272,000 in income tax receivable. These amounts were partially offset by a decrease in prepaid expenses and other assets of approximately $44,000, an increase in accounts receivable of approximately $34,000, and $507,000 of non-cash expenses related to depreciation and amortization of property and equipment.

Net cash used in investing activities for the fiscal year ended March 31, 2004 was $5.7 million, and consisted of approximately $5.5 million in purchases of short-term investments offset by approximately $186,000 related to purchases of property and equipment.

Net cash provided by financing activities during the fiscal year ended March 31, 2004 was $14.2 million and consisted primarily of $14.3 million in proceeds from the issuance of redeemable convertible preferred stock and common stock, partially offset by $140,000 in the repayment of capital lease obligations.

Contractual Obligations

Our long-term commitments consist of operating leases for laboratory and office space. These leases expire over the period from 2007 to 2013. The following table summarizes as of March 31, 2006 these contractual obligations, and should be read in conjunction with the notes accompanying our financial statements included elsewhere in this prospectus.

						2011
	Payments Due by Period					and
	Total	2007	2008	2009	2010	Thereafter

Operating leases	$4,897,713	$885,014	$653,094	$784,305	$810,899	$1,764,401

In addition, upon commencement of a Phase III clinical trial for OncoVEXGM-CSF, we will be required to make a payment of $300,000 to one of our third party patent licensors. A subsequent payment of $500,000 will become payable upon marketing approval.

At this time we do not have any fixed or minimum purchase obligations under our agreements with contract research organizations or contract manufacturers, but anticipate that our payments to these third parties over the next 18 months will be material.

Funding Requirements

We expect to incur losses from operations for at least the next several fiscal years. In particular, as described above, we expect to incur increasing research and development expenses and administrative expenses as we expand our operations and move our product candidates into later-stage development and, potentially, commercialization.

As described above, we anticipate that we will incur capital expenditures of up to $4.5 million in connection with the build-out of our Woburn facility. We expect to finance these expenditures with approximately $1.1 million in loans under our Massachusetts Development Finance Agency facility and $900,000 committed by the landlord for improvements to the property, with the balance to be provided through equipment lease or debt financing and cash on hand, including a portion of the proceeds of this offering. Depending on the availability of such equipment financing, we anticipate that amount of cash that will be required will be between approximately $1 million and $2.5 million.

We believe our existing cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to enable us to fund our operating expenses, our obligations under our equipment debt financing and loan financing and our capital expenditure requirements for at least the next 18 months. We have received an audit report from our independent accountants containing an explanatory paragraph stating that our historical recurring losses and limited funds raise substantial doubt about our ability to continue as a going concern. We believe that the successful completion of this offering will enable us to continue as a going concern. If we are unable to successfully complete this offering, we will need to obtain alternative financing and modify our operational plan in order to continue as a going concern.

Our future capital requirements will depend on many factors, including:

•	the scope and results of our research, preclinical and clinical development activities;

•	the timing of, and the costs involved in, obtaining regulatory approvals for our lead product candidate, OncoVEXGM-CSF, in a lead indication and for any additional indications or product candidates;

•	the cost of commercialization activities, including product marketing, sales and distribution;

•	the cost of constructing or acquiring manufacturing facilities that are compliant with cGMP, or contracting with third-parties for the use of such facilities;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation;

•	the extent to which we acquire or invest in businesses, products and technologies; and

•	our ability to establish and maintain collaborations for commercialization and, potentially, later-stage development activities.

We do not anticipate that we will generate product revenues for at least the next several years. We expect our continuing operating losses to result in increases in our cash used in operations over the next several quarters and years. To the extent our capital resources are insufficient to meet future capital requirements, we will need to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. We do not currently have any commitments for future external funding.

Additional equity or debt financing, or corporate collaboration and licensing arrangements, may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our research and development programs, reduce our planned commercialization efforts, or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain product candidates that we might otherwise seek to develop or commercialize independently. Additionally, any future equity funding may dilute the ownership of our equity investors.

Off Balance Sheet Arrangements

As more fully explained in note 5 to the audited financial statements included elsewhere in this prospectus, our preferred stock have conversion or other rights which meet the definition of a derivative; these meet the scope exception within SFAS 133, Accounting for Derivative Instruments and Hedging Activities. Otherwise, we currently have no other off-balance sheet arrangements.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123-R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123-R requires all share-based payments to employees, including grants of employee stock options and share-based payments granted to non-employee members of a company’s board of directors, to be recognized in the income statement based on their fair values using an option-pricing model, such as the Black-Scholes model, at the date of grant. The pro forma footnote disclosure alternative is no longer allowable under SFAS No. 123-R. On March 29, 2005, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 107 to express the SEC staff’s views regarding the interaction between SFAS No. 123-R and certain SEC rules and regulations and provide the staff’s views regarding the valuation of share-based payment arrangements.

We are required to adopt SFAS 123-R in the first quarter of fiscal 2007, beginning April 1, 2006. Under SFAS 123-R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. We expect to elect to use the modified prospective method for adoption, which requires compensation expense to be recorded for all unvested stock options and restricted shares beginning in the first fiscal quarter after adoption. For all unvested options outstanding as of April 1, 2006, compensation expense previously measured under APB 25, but unrecognized, will be recognized using the straight-line method over the remaining vesting period which in the case of awards vesting upon an initial public offering or change in control, will result in an immediate charge to the consolidated statement of operations. For share-based payments granted subsequent to April 1, 2006, compensation expense, based on the fair value on the date of grant, as defined by SFAS 123-R, will be recognized using the straight-line method from the date of grant over the service period of the employee receiving the award.

On June 1, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”
(“SFAS 154”), which will require entities that voluntary make a change in accounting principle to apply that change retrospectively to prior periods’ financial statements, unless this would be impracticable. SFAS 154 supersedes Accounting Principles Board Opinion No. 20, “Accounting Changes” (APB 20), which previously required that most voluntary changes in accounting principle be recognized by including in the current period’s net income the cumulative effect of changing to the new accounting principle. SFAS 154 also makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. SFAS 154 applies to accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. We do not expect the adoption of this statement to have a material impact on our financial condition or results of operations.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN No. 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN No. 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. We have not yet determined the impact this interpretation will have on our results of operations or financial position.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is currently confined to our cash and cash equivalents that have maturities of less than one year. We currently do not hedge interest rate exposure. We have not used derivative financial instruments for speculation or trading purposes. Because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market rates would have any significant impact on the realized value of our investments.

The functional currency of BioVex Limited, our wholly owned subsidiary in the United Kingdom, is the British pound sterling. We anticipate that most of our expenses will continue to be denominated in sterling for at least the next year, although we expect that an increasing proportion of expenses will be denominated in dollars as we expand our operations in Massachusetts. As a result, in periods when the U.S. dollar declines in value compared with the British pound sterling, our British pound sterling-based expenses increase when translated into U.S. dollars. Although it is possible to do so, we have not to date entered into any hedging instruments with regard to foreign currency because the exposure has not been material to our historical operating results. However, we may enter into hedging instruments with regard to foreign currency following the receipt of the dollar-denominated net proceeds of this offering.

We are not aware of any economic indicators that would suggest a particular change in the exchange rate of the British pound sterling relative to the U.S. dollar. A hypothetical 10% appreciation in the average value of the British pound sterling against the U.S. dollar during the fiscal year ended March 31, 2006 would have resulted in an increase of $1,426,000, or 8.7%, in our reported total operating expenses for that period.

BUSINESS

Overview

We are a clinical-stage biotechnology company focused on the development and future commercialization of targeted treatments for cancer and the prevention of infectious disease. Our pipeline of cancer product candidates is built on what we believe to be a first-in-class oncolytic virus technology that replicates and spreads within solid tumors, causing the death of cancer cells while leaving surrounding healthy cells unharmed. This technology is based on our proprietary, engineered form of the herpes simplex virus, or HSV. We believe that this technology is more effective than earlier-generation clinical-stage oncolytic viruses and has the potential to establish a new standard of care in the treatment of solid tumors by improving overall survival rates while minimizing side effects. In particular, on the basis of the results from our completed Phase I clinical trial and the initial data from our ongoing Phase I/II and Phase II clinical trials, as well as our preclinical programs, we believe that OncoVEX has the potential to:

•	eliminate or shrink a broad range of tumors;

•	prevent or slow the further growth of tumors;

•	increase the proportion of tumors that can be surgically removed;

•	limit the spread, or metastasis, of tumors from their initial site;

•	increase the proportion of tumors that respond to other therapies, including chemotherapy and radiation; and

•	reduce the incidence of relapse.

In order to obtain regulatory approval for our OncoVEX product candidates, we will first have to demonstrate efficacy in Phase III clinical trials, the first of which we expect to begin in the first quarter of 2008. The FDA will not make any determination as to the efficacy of OncoVEX until the successful completion of at least one Phase III trial, which may not occur for several years, if at all.

In our completed Phase I clinical trial conducted in the United Kingdom in 30 patients with breast, melanoma, head and neck, and gastrointestinal tumors, OncoVEX GM-CSF destroyed tumors while sparing normal cells, without the serious side effects associated with chemotherapy or radiation. OncoVEXGM-CSF is currently in a 14-patient Phase I/II clinical trial in the United Kingdom for the first-line treatment of head and neck cancer, intended to be expanded with 14 additional patients in the highest dose group, and a Phase II clinical trial in the United States for the treatment of melanoma. Assuming positive results in our clinical trial in head and neck cancer, we intend to meet with the FDA in the second half of 2007 to seek agreement on the design of a pivotal Phase III clinical trial in this indication to be governed by a Special Protocol Assessment. In addition, we expect to begin clinical trials in the United States with OncoVEXGM-CSF in pancreatic cancer in the third quarter of 2006 and in metastatic colorectal cancer affecting the liver in the first quarter of 2007. We intend to analyze the data from these clinical trials in late 2007 and early 2008 to determine whether also to pursue later-stage clinical trials in these indications.

In preclinical studies, OncoVEXGM-CSF improved the effectiveness of chemotherapy and radiation, even at very low doses. As a result, we are developing additional product candidates designed to maximize the potential of chemotherapy and radiation, while minimizing their side effects. These include OncoVEXGALV/CD for administration with chemotherapy and OncoVEXTNFα for administration with radiation.

Our lead infectious disease product candidate is ImmunoVEXHSV2, a vaccine for genital herpes. We intend to initiate a Phase I clinical trial for this product candidate in the first half of 2007 and to report initial data later that year.

Our Strategy

Our goal is to build a world-class biotechnology company that discovers, develops and ultimately commercializes biologics for the targeted treatment of cancer and discovers and partners vaccines for the prevention and treatment of infectious disease. Key elements of our strategy are to:

•	Obtain regulatory approval for our lead product candidate, OncoVEXGM-CSF, by targeting indications in which we believe we can demonstrate efficacy quickly. We are devoting the majority of our efforts to completing the clinical development of, and obtaining regulatory approval for, OncoVEXGM-CSF for the treatment of various solid tumors. We are initially focusing on cancers that progress rapidly and in which efficacy data can be obtained through relatively short clinical trails, potentially allowing a quicker route to regulatory approval. We are also targeting indications that will potentially enable us to qualify for FDA “fast track” status and expedited regulatory review. Assuming successful completion of our current clinical trial in head and neck cancer, we intend to meet with the FDA in the second half of 2007 to discuss the design of a pivotal Phase III clinical trial in that indication and to seek a Special Protocol Assessment. We also intend to analyze the data from our other ongoing and planned clinical trials to determine whether and when to pursue additional later-stage trials in those indications.

•	Progress the development of OncoVEXGM-CSF in additional indications and seek to bring follow-on products into the clinic. We believe our OncoVEX technology may have applications in additional cancers, including primary liver and lung cancers and glioma, a form of brain cancer. If we complete successful pivotal clinical trials with OncoVEXGM-CSF and obtain marketing approval in head and neck cancer or another lead indication, we would then seek to conduct additional clinical trials to expand the labeling of the product into additional indications. We also intend to advance our OncoVEXGALV/CD and OncoVEXTNFα product candidates into clinical trials in indications in which they may enhance the efficacy of chemotherapy or radiation.

•	Retain marketing rights for our oncology product candidates in North America and seek out-licensing and partnership arrangements elsewhere. In order to maximize the potential financial return from marketed products, we intend to retain marketing rights in the North American market. We also intend ultimately to develop a limited oncology-focused sales and marketing organization to cover the sale of our products in this market. At the same time, we intend to enter into marketing and development agreements with pharmaceutical and biotechnology partners in other parts of the world. In furtherance of this strategy, we have recently entered into a nonbinding letter of intent for the development and potential marketing of OncoVEXGM-CSF in China.

•	Partner our genital herpes vaccine candidate. Prior to the commencement of Phase II clinical trials, we intend to seek a partner to further develop our ImmunoVEXHSV2 product candidate for the prevention and treatment of genital herpes. Because of the likely size and cost of the clinical trials that will be required to advance this product candidate through regulatory approval, we believe that the most efficient and cost-effective approach will be to work with a partner with the substantial resources needed to conduct these trials. We are currently in early discussions with a number of potential partners in this regard, and anticipate that we will pursue a similar approach with our ImmunoVEXHSV2/HPV product candidate for the prevention and treatment of genital herpes and HPV.

Market Opportunity

Treatment and Control of Solid Tumors and Metastatic Cancer

Many types of solid tumors present significant challenges that limit surgery as an effective treatment option. These include those tumors that occur in relatively inaccessible areas or that lie within close proximity to major blood vessels or in critical organs. In addition, later-stage patients often have tumors that are too large to surgically remove, or resect. The standard therapeutic approach to the treatment of most inoperable solid tumors is to administer chemotherapy, radiation or both to reduce the tumor mass, followed by surgery, where possible, to remove the remaining tumor. Even if successful in shrinking the tumor enough to make surgery possible, chemotherapy and radiation suffer from well-known and serious side effects, usually including fatigue, skin problems and localized hair loss, and in some cases bone marrow suppression and gastrointestinal and other localized disorders. As a consequence, prolonged or repeated courses of treatment may not be possible. In addition, even following these treatments, relapse rates are often high.

Failure to control a solid tumor locally can also permit the cancer to spread, or metastasize, from the site of the original tumor to other parts of the body. Traditional approaches to the treatment and control of metastatic cancer focus on attacking the disease systemically, primarily through chemotherapy. Recently, new drug and biological therapies, including small molecules, antibodies targeting particular surface receptors, and other pharmaceutical and biological products, have also emerged as additional tools in combating cancer. Like chemotherapy and radiation, however, these new drugs and biologics can also induce serious side effects.

A considerable unmet medical need exists, therefore, for new therapies that can provide safe and effective local tumor control, enable previously inoperable tumors to become eligible for surgery, improve the response rates of current therapies, and reduce the overall side effects of current cancer treatments.

Incidence of Target Cancers

Solid tumor cancers represent significant causes of morbidity and mortality:

•	Head and neck cancer has an incidence of approximately 38,000 cases annually in the United States, according to the American Cancer Society, or ACS, with 11,000 deaths attributable to the disease in 2005, representing approximately 2% of all cancer deaths in the United States. Surgery is often not possible for cancers that are too large to resect or have invaded the carotid artery, skull, spinal column or esophagus. In these cases, combined chemotherapy and radiation is used, intended to shrink the tumor sufficiently to allow surgery to be performed. Relapse rates, however, remain high, and only 50% of patients with recurrent head and neck cancer survive one year, even when treated with aggressive multi-drug chemotherapy, according to research published in the Journal of Clinical Oncology in 2005.

•	Pancreatic cancer has an incidence of approximately 32,000 cases annually in the United States, according to the ACS, with more than 31,000 deaths estimated to be attributable to the disease in 2005. At the time of diagnosis, approximately 75% of cases are inoperable. Of these, approximately one third remain localized in the pancreas, while the remainder have metastasized. Upon diagnosis, survival times are often less than one year, with a five-year survival rate of less than 5%, according to research published in the Journal of Clinical Oncology in 2005. Standard treatment, aimed at shrinking tumors sufficiently to allow surgery to be performed, involves a combination of the chemotherapy agent 5- fluorouracil, or 5-FU, and radiation.

•	Colorectal cancer has an incidence of approximately 145,000 cases annually in the United States, according to the ACS, and is estimated to have resulted in more than 56,000 deaths in 2005. Although the original tumors can often be removed from the bowel, the ultimate outcome generally depends upon the extent to which the tumor has metastasized to other parts of the body. In approximately 25% of colon cancer patients with metastases, these are confined to the liver, according to research published in the Journal of Clinical Oncology in 2000. These liver tumors generally cannot be surgically removed, and treatment with other therapy (normally chemotherapy) generally has a limited impact on survival. Improved control of these liver metastases would therefore be expected to directly impact survival rates.

In addition to testing OncoVEX’s potential to treat inoperable local tumors, we are also testing OncoVEX’s ability to treat and control metastatic disease, where we have initially focused on melanoma as a proof-of-principle indication. Melanoma has an incidence of approximately 60,000 cases annually in the United States, according to the ACS, with over 7,700 deaths estimated to be attributable to the disease in 2005. Melanoma is one of the fastest growing cancers in the western world, with the incidence in the United States increasing by more than 115% between 1973 and 1995, according to the ACS. For late-stage patients who are inoperable, existing treatment options are extremely limited and have not conclusively been shown to increase survival. The five-year survival rate for patients with Stage IV melanoma is approximately 7-9%, according to The Melanoma Research Foundation.

Incidence, Treatment and Prevention of Genital Herpes (HSV-2) and Human Papillomavirus (HPV) Infections

At least 45 million people over the age of 11 in the United States have been infected with HSV-2, the cause of genital herpes, the rate of infection having increased approximately 30% between the late 1970s and the early 1990s, according to the Centers for Disease Control and Prevention. In newborns, the disease is often fatal and thus HSV-2 infection in the mother is a frequent cause for cesarean section, according to data published in the journal Sexually Transmitted Diseases. According to research reported in Biomed Central’s journal BMC Infectious Diseases, the economic burden of genital HSV infection and resulting complications has been estimated to be greater than $1 billion annually in the United States alone. HSV-2 is therefore an important target for vaccine development.

There have been many, largely unsuccessful, attempts to produce an effective prophylactic or therapeutic vaccine against HSV-2. Several different types of vaccine candidates have been developed, including live-attenuated vaccines, peptide vaccines, DNA vaccines, and subunit vaccines. Recent vaccine candidates have been based on one or two of the proteins that constitute HSV-2 in combination with immune system stimulators, known as adjuvants, to boost vaccine effectiveness. The effectiveness of candidate HSV-2 vaccines when tested in clinical trials, however, has been limited.

HPV causes the majority of cases of cervical cancer, a disease that kills more than 200,000 women around the world each year, according to the National Cancer Institute. Although early, noninvasive cervical cancer can be cured by surgery, in later stages of the disease this is not possible or has limited effectiveness. In addition, there is currently no medical cure to eliminate HPV itself, although many of the symptoms can be treated, often through cryosurgery (freezing that destroys tissue), conventional surgery or topical treatments. In addition, the FDA approved a new prophylactic vaccine from Merck in June 2006, and we understand that another such vaccine is under development by GlaxoSmithKline. Although either or both of these vaccines for HPV may reach the market soon, we believe that a combined vaccine for both HSV-2 and HPV would be commercially attractive.

Our OncoVEX Technology

An improved oncolytic virus backbone

Our OncoVEX oncolytic technology is based on a proprietary, engineered form of HSV. HSV is a potent virus that infects and destroys cells through the process of lysis, in which the virus replicates inside a cell and ultimately ruptures the cell membrane, killing the cell. Our OncoVEX technology is built on a version of HSV from which the gene that encodes a particular protein, known as ICP34.5, has been deleted.

The ICP34.5 protein is required for the growth of HSV in normal cells but not for growth in tumor cells. The deletion of this gene, therefore, gives the virus the property of “tumor selectivity” — in other words, the virus replicates in tumor cells but not the surrounding healthy tissue. However, HSV from which ICP34.5 has been deleted exhibits lower levels of replication in tumor cells than the unmodified, or wild type, virus. We have, therefore, further modified our version of oncolytic HSV by increasing the expression levels of the HSV US11 gene, which increases replication in tumors to a level close to that of the wild type virus. This replication-enhancing technology is covered by a patent we license from Wyeth. We believe that our “second-generation” HSV-based technology has a substantially greater ability than earlier investigational oncolytic virus technology to replicate in tumor cells. We also believe our oncolytic HSV is more potent than earlier technology due to the fact that it is based on a proprietary new strain of HSV selected for its improved ability to infect and kill human tumor cells compared with the laboratory isolates of the virus that had previously been used.

We have also developed our OncoVEX backbone to induce improved anti-tumor immune responses through the deletion of the HSV gene encoding the ICP47 protein. This protein usually blocks antigen presentation in HSV-infected cells, and thus the deletion of this gene is intended to enable the immune system to recognize OncoVEX-treated tumor cells more effectively.

OncoVEX can infect and kill a broad range of human tumor cells, including all of the more than 25 cell lines from 8 different types of cancer that we have tested in preclinical or clinical studies, while sparing healthy tissue. In addition, as described below, in our completed Phase I clinical trial with OncoVEXGM-CSF this virus was able to move through the tumor into which it is initially injected and into adjacent tumors, continuing the process of replication and eventual tumor destruction.

Oncolytic Virus Replication
in Tumor Cells

Based on our clinical and preclinical data, we believe that our OncoVEX product candidates have a greater level of activity in killing tumor cells than oncolytic virus product candidates that have previously entered clinical development, including those based on the adenovirus, a virus responsible for mild respiratory infections, and first-generation oncolytic HSV. For example, in our preclinical tests, OncoVEX caused greater tumor shrinkage than has been demonstrated with either of these earlier approaches. Pioneering adenovirus-based approaches, which have so far been the subject of more extensive clinical development than first-generation HSV approaches, generally only cause a delay in tumor growth rather than actual tumor shrinkage or destruction, and first-generation HSV approaches cause less tumor shrinkage than our OncoVEX technology.

In addition, based on the dose at which our product candidates are clinically active, we estimate they will be at least 1,000 times more potent than the pioneering adenovirus-based approaches. As a result, we believe our OncoVEX product candidates will require administration only once every two to three weeks during a treatment course, which we determined to be optimal in our Phase I study. This dosing schedule also fits well with the standard treatment schedules for the administration of chemotherapy and radiation. This compares with dosing up to twice a day for adenovirus-based approaches, which is less convenient for the patient. Moreover, we believe that on each dosing occasion we will be able to administer a considerably lower dose of our OnvoVEX product candidate than is required for adenovirus-based approaches. We therefore believe that these factors should provide advantages to our OncoVEX technology in terms of convenience of administration and lower production costs per patient, if and when we have adequately demonstrated the efficacy of this product candidate and have obtained regulatory approval.

Gene insertions to further enhance anti-tumor effects

In addition to the improvements to previous oncolytic virus backbones described above, our OncoVEX product candidates also contain inserted genes to further enhance the anti-tumor effects of virus replication. Our lead product, OncoVEXGM-CSF, contains the gene encoding human granulocyte macrophage-colony stimulating factor, or GM-CSF. GM-CSF is a potent stimulator of immune system cells such as dendritic cells that has shown promise in a number of clinical trials involving third-party product candidates in cancer, and which is used in current clinical practice. In preclinical tests, OncoVEXGM-CSF caused destruction or shrinkage of both injected and un-injected tumors, which were improved through the expression of GM-CSF. In the clinical setting we believe that expression of GM-CSF may enhance the level of any anti-tumor immune response generated, which may aid the treatment of injected and uninjected tumors, slow disease progression elsewhere and may also inhibit the extent to which new metastases become established. As a consequence, in addition to applications in the local control of tumors, we are also exploring the potential to use OncoVEXGM-CSF in metastatic cancer, and are currently conducting a Phase II clinical trial in melanoma.

In addition, we have developed our OncoVEXGALV/CD and OncoVEXTNFα product candidates by inserting into our OncoVEX virus backbone other genes that encode proteins to specifically improve the effects of chemotherapy and radiation, respectively. In preclinical models, these product candidates have demonstrated the potential to enhance the effectiveness of chemotherapy and radiation, which we believe may allow these standard therapies to be given with greater effectiveness, at lower doses or for a longer period of time. In addition, it is possible that previously chemotherapy- or radiation-resistant tumors may become susceptible to radiation or chemotherapy treatment regimens following OncoVEX treatment.

Our Product Candidate Pipeline

The following table summarizes our current pipeline:

Product Candidate	Target Indication/Use	Stage of Development

OncoVEXGM-CSF	Head and neck cancer	Phase I/II clinical trial currently underway in the United Kingdom
Depending on the results of this clinical trial, discussions with the FDA regarding the design of a pivotal Phase III clinical trial are expected to commence in the second half of 2007

	Pancreatic cancer	Phase I clinical trial scheduled to commence in the third quarter of 2006 in the United States

	Metastatic colorectal cancer affecting the liver	Phase II clinical trial scheduled to commence in the first quarter of 2007 in the United States

	Melanoma	Phase II clinical trial currently underway in the United States

OncoVEXGALV/CD	Enhance effect of chemotherapy	Preclinical

OncoVEXTNFα	Enhance effect of radiation	Preclinical

ImmunoVEXHSV2	Genital herpes (vaccine)	Phase I clinical trial expected to commence in the first half of 2007 in the United Kingdom

ImmunoVEXHSV2/HPV	Genital herpes and HPV (combined vaccine)	Research

Clinical Strategy

We seek to target indications and to design Phase II and Phase III clinical trials that allow us to optimize dosing and to obtain efficacy data relatively rapidly following the initiation of clinical trials in a particular tumor type. We therefore focus on tumor types in which disease progression is usually rapid and where current treatment options are limited. In the indications on which we are currently focusing we believe that it is possible to obtain data from relatively small clinical trials in carefully targeted patient populations that can adequately demonstrate safety and efficacy for purposes of regulatory approval. We believe that this approach will allow us to move toward regulatory approval quickly. This is an aggressive strategy, however, and assumes, among other things, that:

•	we are able to meet our planned patient enrollment goals,

•	the clinical centers we work with are able to meet their deadlines,

•	our trial subjects do not encounter unexpected and severe side effects, especially at higher doses or when our technology is used in conjunction with other treatments, such as chemotherapy or radiation,

•	the FDA will not require additional Phase II clinical trials or other tests before allowing us to commence Phase III trials, and

•	the FDA will not require additional clinical testing in connection with any switch to different manufacturing facilities, including our own facilities.

In line with this strategy, and assuming that the results from our current clinical trial in head and neck cancer are positive, we believe that the data generated in that clinical trial will be sufficient for us to request a meeting with the FDA in the second half of 2007 to discuss a design for a Phase III pivotal clinical trial in this indication. We also intend to analyze the data from our other clinical trials to determine whether and when to pursue further later-stage clinical trials in those additional indications.

Clinical Trials of OncoVEXGM-CSF

We have completed a Phase I clinical trial in a variety of tumor types and have brought this product candidate into Phase II, initially in melanoma. We are currently also conducting a Phase I/II trial in head and neck cancer in combination with first-line chemotherapy and radiation, and intend to begin two additional clinical trials, in primary pancreatic cancer in the third quarter of 2006 and colorectal cancer liver metastases in the first quarter of 2007. Our current Phase II trial in melanoma is focused on both the overall response to treatment and our product candidate’s effect on injected tumors.

Phase I Clinical Trial in Various Tumor Types

We have completed a 30-patient Phase I clinical trial of OncoVEXGM-CSF in a number of tumor types. The trial was conducted in the United Kingdom at the Hammersmith Hospital, London. We enrolled patients with skin deposits of breast, melanoma, head and neck, or gastrointestinal tumors. All enrolled patients had advanced disease, had failed prior therapy and were generally estimated to have between three and six months to live. In the first, rising-dose phase of the clinical trial, 13 patients were enrolled and single injections into a tumor at three escalating doses were given to groups of four or five patients at each dose. In the second part of the clinical trial, 17 patients were enrolled and injections into a single tumor on three different occasions in a number of different dosing regimens were given to 15 of these patients. Following injection, swabs of the tumor, biopsies, blood samples, urine samples, vital signs and a photographic record were taken at scheduled intervals.

The primary endpoint of the clinical trial was to determine safety. In addition, biological activity as an indicator of efficacy was determined through the assessment of virus replication, the expression of GM-CSF, histological examination of tumor biopsies for evidence of tumor cell death, the presence of HSV and immune cell infiltration, and gross observation of tumors for signs of tumor destruction.

OncoVEXGM-CSF was shown to be well tolerated and to lack the serious side effects commonly associated with chemotherapy and radiation. The main side effects were a mild fever for two-to-five days (which was expected based on previous clinical studies with oncolytic viruses) and injection-site reactions. Inflammation and erythema, or redness, were observed around the site of injection in nearly all cases and inflammation at other uninjected tumor sites was observed in some cases.

Replication in injected tumors was assessed by swabbing the tumor on a daily basis and testing for the presence of live virus. The virus was detected for up to two weeks in each of three patients. The cycle of virus replication in one of these patients is illustrated in the graph below, which shows the quantity of virus detected on the surface of an injected tumor each day following injection. Based on these findings, and the timing of the injected tumor reactions, we have incorporated a bi-weekly dosing regimen in the protocol for our current and planned clinical trials.

An Example of OncoVEXGM-CSF
Replication in an Injected Tumor

Among the single-dose patients in the first part of the trial, GM-CSF expression was assessed in biopsies taken from the tumor 48 hours following virus injection and was found to be dose-related in the low- and mid-dose groups.

Biopsies were taken two to three weeks following virus injection in the single dose patients and two to three weeks after the third injection in the multi-dose patients, and were assessed to determine if immune system cells, including T-cells, B-cells and macrophages, had infiltrated the tumor. Although pre-injection biopsies could not be taken from the patients specifically for purposes of this study, in four cases such biopsies had been taken for other reasons and were therefore available for comparison. In these cases, increased levels of immune cells were detected following the injection of OncoVEXGM-CSF.

Tumor inflammation was assessed visually. Inflammation of the injected tumor was observed in most cases, even after a single dose. In addition, erythema in the skin surrounding the tumor was evident in a number of patients, indicative of an inflammatory response. The most significant finding was the observation of tumor cell death (in most cases, tumor necrosis) visually and in biopsies taken approximately three weeks following injection. These showed tumor cell death in the majority of cases where residual tumor was also present in the biopsy (14 of the 19 tumor biopsies taken). As tumor cell death was observed in all tumor types enrolled, we believe that OncoVEXGM-CSF may be effective in each of these tumor types.

The photographs below show chemotherapy-resistant breast cancer tumors in one of the patients enrolled in this Phase I clinical trial. In this patient, three doses of OncoVEXGM-CSF were injected into the tumor labeled number 1. Three weeks following the third injection, tumor necrosis (destruction) was observed not only in the injected tumor but, as shown in the photograph on the right, also in the other, non-injected tumors.

The photographs below show a melanoma tumor in one of the patients enrolled in this Phase I clinical trial. In this patient, a single dose of OncoVEXGM-CSF was injected into the tumor. Six weeks following injection, extensive necrosis (destruction) was observed in the injected tumor, as shown in the photograph on the right.

OncoVEX has not yet been proven to be safe and effective in Phase III clinical trials, and the results demonstrated in the two sets of photographs above or seen to date in our ongoing clinical trials might not be repeated on a large-scale basis or in further clinical trials.

Histological sections from biopsies taken from patients in this trial were also stained for the presence of HSV and, wherever tumor necrosis was seen, strong staining for HSV was also detected. HSV was only rarely detected in non-necrotic or non-tumor tissue. Non-tumor tissue also showed no evidence of cell death, with or without associated staining for HSV. We believe that the degree of cell death and virus spread observed in the tumor, as well as to some adjacent tumors, has not previously been observed following oncolytic virus treatment, particularly where the virus has been used alone (i.e., not in combination with chemotherapy or radiation).

Current and Planned Clinical Trials

Head and Neck Cancer

We are currently conducting a Phase I/II clinical trial of OncoVEXGM-CSF in combination with radiation and cisplatin, a commonly used chemotherapy agent, in the first-line treatment of locally advanced head and neck cancer. The clinical trial comprises a single-arm, open-label, dose-escalation study of up to three dose levels of OncoVEXGM-CSF, initially in up to 14 evaluable patients with locally advanced head and neck cancer with one or more metastases in the neck. We are currently seeking to amend the current protocol to add an additional cohort of 14 patients at the dose intended for a Phase III clinical trial. The trial is assessing safety and biological activity as an indicator of efficacy of OncoVEXGM-CSF in combination with chemotherapy and radiation in patients prior to radical neck dissection. The endpoints are the tolerability of OncoVEXGM-CSF when combined with chemotherapy and radiation, and biological activity as an indicator of efficacy. Biological activity is being assessed both by computer tomography, or CT, scanning and by histology performed on biopsies and tissue removed at surgery. The principal investigator is Dr. Kevin Harrington at the Royal Marsden Hospital in London.

Dosing is either underway or has been completed in the first seven patients in this trial, and we must conduct further dosing at higher dose levels in additional patients and further testing and observation. Initial data from this trial, however, indicate shrinkage of treated tumors consistent with that observed in our completed Phase I clinical trial. We expect that preliminary data from this clinical trial will be available during the first half of 2007. Assuming that the results are positive, we anticipate that we will request a meeting with the FDA in the second half of 2007 to discuss the design for a Phase III pivotal clinical trial in this indication. We anticipate that we will seek fast track designation from the FDA, which is a status intended to facilitate the development and review of new drugs and biologics that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. We would also seek a Special Protocol Assessment, or SPA, with the FDA.

Primary Pancreatic Cancer

We intend to commence an open label, 18-patient Phase I clinical trial in the third quarter of 2006 to evaluate the safety and efficacy of four dose levels of OncoVEXGM-CSF in patients with inoperable pancreatic cancer. OncoVEXGM-CSF will be given by direct injection into the tumor using endoscopic ultrasound-guided fine needle injection, a procedure routinely used for the collection of biopsies. Injections at each dose level will be given on three occasions. Patients will be monitored for three months and followed up thereafter at three-month intervals. If safety is established and there are indications of efficacy, we intend to submit an amendment to our current protocol to the FDA for purposes of adding additional patients to the trial to expand it into a Phase II trial in 2007.

The endpoints will be safety and tolerability as assessed by adverse events and clinical laboratory safety parameters, and response to treatment as assessed by CT scanning and tumor biopsy, pain assessment and survival time. The principal investigator is Dr. Neil Senzer of the Mary Crowley Medical Research Center in Dallas. We expect that preliminary data from this clinical trial will be available in late 2007.

Colorectal Cancer Liver Metastases

We intend to initiate a Phase II clinical trial for OncoVEXGM-CSF in colorectal cancer metastases to the liver in the first quarter of 2007. The protocol to be submitted to the FDA will provide for OncoVEXGM-CSF to be given by direct infusion into the hepatic artery, with subsequent dissemination throughout the liver, a procedure also used to focus the effects of chemotherapy to liver tumors. We plan to recruit patients with liver metastases derived from colorectal cancer that is recurrent or has failed first-line chemotherapy. Safety will be assessed as well as efficacy in terms of tumor response as measured by PET (positron emission tomography) and CT scanning and other parameters. If patients’ tumors progress on OncoVEXGM-CSF alone, they will then be offered second-line chemotherapy together with OncoVEXGM-CSF. The clinical trial design thus allows the safety and potential efficacy of OncoVEXGM-CSF to be assessed both alone and in conjunction with second-line chemotherapy. Because the response rate to second-line chemotherapy is very low, we believe that it should be possible to identify any significant improvement to such therapy when used in conjunction with OncoVEXGM-CSF. The principal investigator will be Dr. Tony Reid at the University of California at San Diego. We expect that preliminary data from this clinical trial will be available in early 2008.

Local Tumor Control and Treatment of Metastases in Melanoma

We are currently conducting a Phase II clinical trial in up to 50 evaluable patients with Stage IIIc or Stage IV malignant melanoma. This study evaluates the ability of OncoVEXGM-CSF to destroy melanoma tumors into which it is directly injected and to initiate an anti-tumor immune response. The primary endpoint is tumor response rate, which is assessed by evaluating both injected and non-injected tumors in order to determine the overall disease response. Secondary efficacy endpoints include time to disease progression, median survival time and immunological responses to tumor antigens. Up to ten cutaneous or subcutaneous lesions are being injected in each patient and monitored and the response of these lesions to treatment is assessed by CT scanning and clinical measurement using the standard Response Evaluation Criteria In Solid Tumors, or RECIST, criteria. Responses in uninjected tumors are also being assessed in the same manner separately.

Initially, the treatment schedule allows for up to eight injections given over a 15-week period. If indications of biological activity are observed, treatment can continue for up to a maximum of 24 injections. Tumor response rate will be evaluated using a two-stage design. In the first stage, we will evaluate 24 patients (without halting recruitment) who have received at least eight injections of OncoVEXGM-CSF, and if at least one patient has overall disease response, we will continue the trial. However, if no patient has overall disease response, we will terminate the trial. If we terminate the trial for this reason, but data from the trial suggest that OncoVEXGM-CSF elicits a response in tumors into which it is directly injected, we may use these data to design further clinical studies focusing on local tumor control in melanoma patients. The principal investigator is Dr. John Nemunaitis at the Mary Crowley Medical Research Center in Dallas. Dosing is either underway or has been completed in the first five patients in this trial, and we must conduct further testing and observation with each of these patients and the additional patients to be treated. Initial data from this trial, however, indicate shrinkage of treated tumors consistent with that observed in our completed Phase I clinical trial. We expect that preliminary data from this clinical trial will be available in early 2008.

Other OncoVEX Product Candidates

We have developed the following additional OncoVEX-based product candidates specifically to enhance the anti-tumor effects of chemotherapy or radiation, while also aiming to minimize side effects:

OncoVEXGALV/CD

We are developing OncoVEXGALV/CD to enhance the anti-tumor effects and improve the safety profile of chemotherapy, specifically 5-FU, a commonly used and highly toxic chemotherapy drug. OncoVEXGALV/CD expresses a potent version of the cytosine deaminase gene, which converts an inactive precursor drug (5-FC) to the active drug, 5-FU. Because OncoVEXGALV/CD replicates within the injected tumor, conversion of 5-FC to 5-FU will occur predominately in the tumor. We therefore believe that OncoVEXGALV/CD could reduce the toxic side effects normally associated with 5-FU, which is usually administered systemically, and may increase efficacy as higher local concentrations of 5-FU should be generated in the tumor. OncoVEXGALV/CD also expresses the GALV protein that kills cancer cells by initiating cell death through cell fusion. Cell fusion, in addition to its direct anti-tumor effect, is intended to enable 5-FU to spread further through the tumor than would otherwise be the case, potentially enhancing the effectiveness of the treatment approach. OncoVEXGALV/CD completely destroyed tumors in preclinical tests, as indicated in the chart below, which shows tumor shrinkage in rats following injections commencing at day 17. On the basis of our pre-clinical studies, we believe that OncoVEXGALV/CD may have particular utility in brain cancers, and in that regard we are currently discussing a potential relationship with a commercial collaborator for the clinical development of the product.

Effect of GALV in Rat Tumors

OncoVEXTNFα

We are developing OncoVEXTNFα to enhance the tumor killing effects of radiation. Although many cytokines and related proteins have been tested for their use in cancer therapies, we believe that TNFα has clinical promise due to its potent ability to sensitize tumors to the effects of radiation. Although when used systemically it is highly toxic, TNFα has been tested in clinical trials by others by infusion close to tumors to reduce these toxic side effects, and to enhance the effects of radiation when delivered by a non-replicating adenovirus. Using these methods of administration, tumor regressions have been observed. We are currently conducting tests of OncoVEXTNFα in preclinical models, including in combination with radiation where we expect the combination of oncolytic tumor cell death with TNFα- enhanced radio-sensitization to be more effective than current approaches.

Our ImmunoVEX Technology

Our ImmunoVEX technology is based on our proprietary, engineered forms of either HSV-1 or HSV-2 from which genes that collectively interfere with the functions of immune system have been deleted. The deleted genes are those encoding the virion host shutoff protein, ICP47, ICP34.5 and UL43. These genes enable wild-type HSV to evade the body’s immune system. By deleting only these genes but keeping the remainder of the virus intact, we believe that we have created potent vaccine candidates for use in the prevention or treatment of HSV infection, and potentially for the delivery of antigens associated with other diseases in a combined vaccine approach.

ImmunoVEXHSV2

Our lead vaccine product candidate is for the prevention and potentially the treatment of HSV-2, the primary cause of recurrent genital herpes. ImmunoVEXHSV2 expresses all but four of the approximately 80 HSV-2 proteins, maximizing the breadth of the anti-HSV immune response generated, but without the four deleted immune-inhibiting proteins. ImmunoVEXHSV2 has been evaluated in the industry-standard preclinical model of genital herpes, in which it completely prevented disease and invoked a powerful immune response, indicating that ImmunoVEXHSV2 is more potent than other HSV-2 vaccines for which published data are available. In our preclinical studies, ImmunoVEXHSV2 was evaluated at three different dose levels. The graph below demonstrates that all members of the control group challenged with wild type HSV-2 developed genital lesions, with differing degrees of severity. However, pre-vaccination with ImmunoVEXHSV2 at the mid- and highest-dose levels completely protected against challenge with the wild-type virus.

ImmunoVEXHSV2 Disease Prevention
in Preclinical Testing

We intend to commence a Phase I clinical trial with ImmunoVEXHSV2 in the United Kingdom in the first half of 2007. If this clinical trial demonstrates safety and initial efficacy in terms of the level of immune response generated, we intend to partner the product for future clinical development.

ImmunoVEXHSV2/HPV

We are also using the ImmunoVEX backbone to develop a combined vaccine for HSV-2 and HPV. HPV, which causes the majority of cases of cervical cancer, and HSV-2, the causative agent of genital herpes, have very similar risk profiles for infection. We believe a combined vaccine therefore represents a significant product opportunity. Three HPV antigens (L1, L2 and E2) are being inserted into the ImmunoVEXHSV2 backbone, and we believe that this will generate significant anti-HPV as well as anti-HSV-2 immune responses. We intend to seek to partner this product for future clinical development.

Gene Testing Technology

We also provide on a fee-for-service basis our proprietary herpes vector-mediated gene delivery technology to companies wishing to test the function of particular genes in target cells, particularly cells of the nervous system relevant to the development of new treatments for pain.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position.

Our Intellectual Property

We have broad patent protection relating to HSV-based technology. Our proprietary technology in oncolytic viruses, HSV-based vaccines, and HSV-based technology generally is protected by more than 15 families of patent applications. Patents and patent applications protect our technology in the following areas:

•	Oncolytic viruses with enhanced potency compared with previous technology (OncoVEX);

•	HSV with immune evasion/dendritic cell inactivation functions deleted (ImmunoVEX); and

•	General herpes vector technology, including producer cell lines.

In each of the areas outlined above, a core patent has been granted in various territories including the United States and Europe.

We have four material patent families protecting our OncoVEX technology. One of our key OncoVEX patents has been granted in the U.S. (Patent No. 7,063,835), and both of our key OncoVEX patents have been granted in Europe and in other territories. These granted U.S. and European patents are scheduled to expire in 2021, excluding any patent term extension. One of these European patents is the subject of opposition proceedings before the European Patent Office, which we will vigorously defend. See “— Legal Proceedings”, below. Our most recently filed patent applications relating to OncoVEXGALV/CD and OncoVEXTNFα are currently in their early stages but, if granted, we expect that they will result in patents expiring in 2024 and 2026, respectively.

Two of our material patent families protect our ImmunoVEX technology. These include patents granted in the United States and in other territories, including Europe in the case of one family. The term of the U.S. patent in one of these families will expire in 2019 and the term of the U.S. and European patents in the other family will expire in 2021, although it may be possible to obtain patent term extension both in the United States and in Europe.

The remaining patent families relate to general herpes vector technology. The earliest granted patents in these families have a 20-year term expiring in 2018. For these patent families, and for the patent families protecting the OncoVEX and ImmunoVEX technologies, there will be the possibility of obtaining patent term extension in the United States, Europe and other territories.

The following table sets forth our material patents and patent applications:

OncoVEX Technology

Patent
	Product	Application
Title	Candidate(s) Protected	Number	Filing Date	Expiration Date	Countries Where Granted	Countries Where Pending
“Virus strains for the oncolytic treatment of cancer”	All OncoVEX products	WO01/53506	January 22, 2001 January 22, 2001	January 22, 2021	China, United Kingdom, Europe*, Hong Kong, Singapore, South Africa and United States (Patent No. 7,063,835)	Australia, Brazil, Canada, Israel, India, Japan, South Korea and Mexico

“Herpes virus strains for gene therapy”	OncoVEXGM-CSF and OncoVEXTNFα	WO01/53505	January 22, 2001	January 22, 2021	Australia, Europe*, United Kingdom, Hong Kong, Singapore and South Africa	Brazil, Canada, China, Israel, India, Japan, South Korea, United States and Mexico

“Viral vectors”	OncoVEXGALV/CD	WO2005/011715	July 26, 2004			Europe, United Kingdom, Australia, Brazil, Canada, China, Hong Kong, Israel, India, Japan, South Korea, Mexico, Singapore, United States and South Africa

“Oncolytic herpes virus vectors”	OncoVEXTNFα	GB0522476.1	November 2, 2005			Patent Corporation Treaty application to be filed November 2006

Immuno VEX Technology

Patent
	Product	Application
Title	Candidate(s) Protected	Number	Filing Date	Expiration Date	Countries Where Granted	Countries Where Pending
“Herpes virus vectors for dendritic cells”	ImmunoVEXHSV2 and ImmunoVEXHSV2/HPV	WO00/08191	August 2, 1999	August 2, 2019	Australia, United Kingdom, Hong Kong, United States (Patent No. 6,641,817) and Singapore	Brazil, Canada, China, Europe, Israel, Japan, South Korea and Mexico

“Herpes viruses for immune modulation”	ImmunoVEXHSV2 and ImmunoVEXHSV2/HPV	WO01/77358	April 12, 2001	August 19, 2019 (in the United States) April 12, 2021 (outside the United States)	Australia, Europe*, United Kingdom, Hong Kong, Singapore, South Africa and United States (Patent Nos. 6,713,067 and 7,063,851)	Brazil, Canada, China, Israel, India, Japan, South Korea and Mexico

*	Validated in Austria, Belgium, Switzerland, Cyprus, Germany, Denmark, Spain, Finland, France, Greece, Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal, Sweden, Turkey

Our Licensed Intellectual Property

We also have non-exclusive licenses to third-party patents, including licenses through the Gene eXpression Technologies licensing program of Research Corporation Technologies, the University of Iowa and Wyeth. These licenses cover the use of certain gene inserts such as CMV promoters, GM-CSF, antigen genes, and a modification to oncolytic HSV to increase tumor-selective replication.

We entered into three non-exclusive license agreements with Research Corporation Technologies, Inc. (RCT) on May 23, 2001. These agreements cover our use of the BGH polyA sequence, the GM-CSF gene and the use of DNA viruses as gene vectors in our product candidates. We must pay to RCT non-refundable annual license maintenance fees, as well as royalties of a certain percentage of the sales of each of our product candidates which use the licensed technology. In addition, we must pay a non-refundable annual minimum royalty fee under each agreement. These agreements individually terminate on the latest expiration date of the licensed patents under each license. We have the right to terminate any of these agreements at any time by giving RCT three months’ written notice.

We entered into a license agreement with the University of Iowa Research Foundation on March 11, 2002. Under this agreement, we received a non-exclusive license under certain patents owned by the University of Iowa Research Foundation allowing us to use the CMV promoter in our product candidates. Under this agreement, we must pay royalties in an amount equal to a certain percentage of sales of products containing the CMV promoter. In addition, we must make a payment for each of the first four licensed products to successfully complete Phase I FDA trials, each of the first four licensed products to successfully complete Phase II FDA trials, and each of the first four licensed products to receive FDA approval for marketing in the United States. We must also pay an annual license maintenance fee. This agreement terminates on November 30, 2009, which is the date on which the licensed patent that has the latest expiration date expires. We have the right to terminate this agreement at any time by giving the University of Iowa Research Foundation written notice to that effect.

We entered into a license agreement with Wyeth Holdings Corporation on April 1, 2005. Under this agreement, we received a non-exclusive license under certain patents owned by Wyeth to make products in connection with our OncoVEX product candidates. Under this agreement, we must pay an annual maintenance fee, and for each licensed product we must make payments based upon that product reaching the following milestones: initiation of a Phase II clinical trial, initiation of a Phase III clinical trial, and upon receiving approval for marketing anywhere in the world. In addition, we must pay a royalty equal to a certain percentage of all sales of any licensed product. This agreement terminates on July 23, 2016, which is the date on which the licensed patent that has the latest expiration date expires. We have the right to terminate this agreement upon 120 days’ written notice to Wyeth, which notice must be given after our complete and final cessation of all activities related to the licensed products.

Upon entering the five license agreements above, we made one-time payments totaling $250,000 in the aggregate, and we have made one milestone payment, of $200,000, in February 2006 in connection with a Phase II study with OncoVEX. Annual maintenance fees for the above license agreements total $125,000

($90,000 once we have begun making certain royalty payments) in the aggregate. In addition, assuming that we make use of the intellectual property covered by the respective license(s), we will have to make the following milestone payments in connection with our OncoVEX product candidates: $10,000-$40,000 in Phase I milestone payments; $100,000-$160,000 in Phase II milestone payments; $300,000 in Phase III milestone payments for each OncoVEX product candidate; $540,000 for each of the first four OncoVEX product candidates to receive marketing approval (and $500,000 for any additional OncoVEX product candidates that receive marketing approval); and $100,000 at the first sale of each OncoVEX product.

The following table sets forth our material licensed patents:

	Product		United States	Expiration
Title	Candidate(s)	Proprietor	Patent No.	Date

“Avirulent herpetic viruses useful as tumoricidal agents and vaccines”	All OncoVEX products	Wyeth Holdings Corporation	5,824,318	July 24, 2016

“Use of a BGH gDNA poly-adenylation signal in expression of non-BGH polypeptides in higher eukaryotic cells”	All OncoVEX products, ImmunoVEXHSV2/HPV	Research Corporation Technologies	5,122,458	June 16, 2009

“Recombinant DNA molecules”	OncoVEXGM-CSF	Research Corporation Technologies	5,602,007	February 11, 2014

“Viral-mediated gene transfer system”	All OncoVEX products, ImmunoVEXHSV2/HPV	Research Corporation Technologies	5,672,344	September 30, 2014

“Transfer vectors and microorganisms containing human cytomegalovirus immediate-early promoter-regulatory DNA sequence”	All OncoVEX products, ImmunoVEXHSV2/HPV	University of Iowa Research Foundation	5,168,062 5,385,839	December 1, 2009 December 1, 2009

  Intellectual Property Proceedings

We are currently involved in three patent opposition proceedings at the European Patent Office. See “— Legal Proceedings” below for a detailed discussion of these proceedings.

Competition

We are developing product candidates in the highly competitive markets addressing cancer and certain infectious diseases, and compete with pharmaceutical, biopharmaceutical and biotechnology companies, as well as universities and other research institutions. Many of our competitors have significantly greater financial, manufacturing, marketing and drug development resources than we do. Large biopharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approvals for drugs and biologics. These companies also have significantly greater research capabilities than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies or universities and research institutions.

Our commercial opportunity may be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are easier to administer or are less expensive than any products that we may develop, especially if these reach the market sooner than our products. These third parties also compete with us in recruiting and retaining qualified personnel, establishing clinical trial sites and patient recruitment for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or potentially advantageous to our business. We believe that our ability to successfully compete in these areas will depend, among other things, on our ability to:

•	advance the development of our product candidates;

•	design, enroll patients in and successfully complete appropriate clinical trials in a timely fashion;

•	gain regulatory approval for our product candidates in their first indications as well as further indications;

•	establish collaborations and partnerships for the marketing and development of our product candidates;

•	commercialize our product candidates successfully, including convincing physicians, insurers and third-party payors of the safety and efficacy of our product candidates over, or in combination with, currently approved therapies;

•	secure and protect intellectual property rights based on our innovations; and

•	manufacture or otherwise obtain and sell commercial quantities of our future products to the market.

OncoVEX

Our oncolytic product candidates, if and when marketed, will compete to a certain extent with a number of drugs that are currently marketed or in development that also target cancer cells but that utilize a different mechanism of action. To compete effectively, our product candidates will need to demonstrate advantages that lead to improved clinical efficacy and safety compared with, or in combination with, these agents. At the same time, however, we believe that our oncolytic product candidates, if and when they are ultimately marketed, could also be used in combination with existing cancer therapies, including surgery, chemotherapy, radiation therapy and other biological therapies such as antibodies targeting particular surface receptors. We therefore believe that our product candidates, if and when marketed, would largely complement rather than compete directly with these existing treatment options.

We may face direct competition from a number of companies that are also seeking to develop cancer therapies based on oncolytic viruses. The pioneer in the oncolytic virus field was Onyx Pharmaceutics, Inc., which worked with an engineered version of the adenovirus, a respiratory virus which we believe to be of low lytic potential and therefore to be a less potent oncolytic agent then those based on the herpes simplex virus. The original Onyx product candidate, named Onyx 015, was partnered with Warner Lambert, which later merged with Pfizer. Pfizer and Onyx abandoned the program in 2001. In 2005, the Onyx 015 program was sold to Shanghai Sunway Biotech Co., a Chinese company. Sunway has also obtained product approval to market a similar adenovirus-based oncolytic product for use in head and neck cancer in China — the first oncolytic virus approved anywhere in the world. Cell Genesys, Inc. has also developed a number of oncolytic adenovirus product candidates, mainly targeted at prostate cancer. We understand that Cell Genesys has ceased development of the prostate cancer product candidates, but that it has an adenovirus-based product potentially with activity in a broader range of tumor types in a Phase I clinical trial in superficial bladder cancer. In July 2003, Cell Genesys announced that it had entered into an agreement with Novartis for the development and commercialization of oncolytic adenovirus therapies, pursuant to which it obtained exclusive worldwide rights to certain oncolytic adenovirus therapy products and related intellectual property of Novartis, including rights to the virus currently being tested in superficial bladder cancer described above.

Other companies are, like us, seeking to develop oncolytic viruses based on the herpes simplex virus. These companies include Crusade Laboratories Ltd. in the United Kingdom, whose efforts are focused on glioma, a type of brain tumor, and which is planning a pivotal trial in Europe, and MediGene AG, which has recently concluded a Phase I trial in colorectal liver metastases and has a further clinical trial in this indication underway. Medigene also has a Phase I investigator-sponsored study underway in glioma.

Our OncoVEX technology uses a more potent strain of HSV than has been used previously for construction of an oncolytic HSV virus, and we have modified HSV to further improve the ability of our product candidates to destroy tumor tissue. We believe that no other such “second-generation” or similarly potent HSV-based oncolytics have yet entered clinical development.

Additional types of viruses are also in development as oncolytic agents by other competitors:

•	Jennerex Biotherapeutics, Inc. is seeking to develop an oncolytic product candidate based on the vaccinia virus, which is used in smallpox immunizations. We believe that Jennerex is seeking to progress two such viruses into clinical development in the United States in the near future.

•	The Mayo Clinic is working with the vaccine strain of the measles virus as an oncolytic virus. Phase I studies are underway or soon to commence in glioma and ovarian cancer.

•	Neotropix, Inc. is seeking to develop the Seneca Valley virus as an oncolytic agent. This remains in preclinical development.

•	Oncolytics Biotech Inc. is seeking to develop the reovirus, an RNA virus, as an oncolytic agent. We understand that Oncolytics Biotech has conducted Phase I and Phase I/II studies in glioma, pancreatic cancer, prostate cancer and several metastatic cancers by direct injection or intravenous infusion. A Phase I clinical trial in combination with radiation in head and neck cancer is also underway for palliative care. Oncolytics Biotech is also collaborating with the National Cancer Institute on related Phase II studies.

•	Wellstat Biologics Corporation is seeking to develop the Newcastle disease virus, a poultry virus, as an oncolytic agent. Wellstat has conducted Phase I/II studies in solid tumors by intravenous administration.

In addition, GenVec Inc. is currently conducting a clinical trial to assess the safety and efficacy of its biologic product candidate TNFerade when administered concurrently with 5-FU and radiation therapy as first-line treatment of unresectable locally advanced pancreatic cancer. TNFerade is a non-replicative adenovirus vector expressing TNFα under the control of a radiation inducible promoter, which we believe to be a less potent but similar approach to that provided by our OncoVEXTNFα technology. We understand that GenVec has obtained FDA fast track status for this product candidate. Introgen Therapeutics, Inc. is currently conducting clinical trials of ADVEXIN for the treatment of inoperable head and neck cancers, among other cancers. ADVEXIN is a non-replicative adenovirus vector expressing p53, for which Introgen has obtained FDA fast track status and orphan designation in the treatment of head and neck cancer. A similar product, developed by Shenzhen SiBiono GeneTech Co. Ltd. and called Gendicine, has been approved for use in head and neck cancer in China.

ImmunoVEX

We are aware of a number of companies that are seeking to develop vaccines for genital herpes, including Antigenics, AuRX, Celtic Pharma, GlaxoSmithKline and PowderMed. GlaxoSmithKline’s vaccine (Simplirix) was only found to be effective in HSV-1 seronegative women in a Phase II trial. The product is currently in a Phase III trial, only in women. We are not aware that any other such products are currently in Phase III development.

A prophylactic HPV vaccine from Merck was approved by the FDA in June 2006, and we understand that another such vaccine is under development by GlaxoSmithKline.

Manufacturing

To date, we have out-sourced our manufacturing to third-party contract manufacturers. We rely on these contract manufacturers to manufacture our product candidates in accordance with current good manufacturing practices, or cGMP, for use in clinical trials. To date, we have used contract manufacturers in the United Kingdom, but we are in the process of seeking a supplier in the United States.

We also intend to construct our own manufacturing plant within our recently leased facility in Woburn, Massachusetts to provide material for clinical trials. We are establishing this manufacturing facility to minimize or eliminate our reliance on contract manufacturing companies, which often have limited capacity. Access to a dedicated manufacturing facility will allow us to develop both a commercial process and a suitable workforce capable of supporting market launch.

OncoVEXGM-CSF and all of other product candidates are biologics. Manufacturing biologics, especially in large quantities, is complex and technically challenging. OncoVEXGM-CSF is grown in a standard mammalian cell line also used for the production of vaccines for human use. The resulting virus is purified by a number of methods including ion exchange chromatography and size exclusion chromatography, then stored frozen in vials in a pharmaceutically acceptable formulation buffer for future use. We believe that the cell and virus seed stocks used in this process comply with applicable United States and European guidelines.

Sales and Marketing

None of our product candidates has been approved for sale. If and when our oncolytic product candidates receive marketing approval, we intend to seek to maximize our potential financial return by retaining marketing rights in North America and developing a limited oncology-focused sales and marketing organization in this market. We also intend to enter into marketing and development agreements with pharmaceutical and biotechnology partners in other parts of the world. In particular, we intend to out-license the commercial rights to our product candidates in significant territories outside North America.

Clinical and Scientific Advisors

We have relationships with the following clinical and scientific advisors who are leading experts in the fields of solid-tumor oncology, preclinical studies or clinical trials. We consult with these advisors consult regularly on matters relating to:

•	our research and development programs;

•	the design and implementation of our clinical trials; and

•	scientific and technical issues relevant to our business.

Clinical Advisory and Data Safety Monitoring Board

•	Thomas Fleming, Ph.D. Dr. Fleming is Professor and former Chair in the Department of Biostatistics at the University of Washington School of Public Health and Community Medicine, and is Director of the Statistical Center for HIV/AIDS Research and Prevention for the HIV Prevention Trials Network sponsored by NIH. In 1987 he was elected a fellow of the American Statistical Association, in 1988 he was the recipient of the Spiegelman Award from the American Public Health Association in recognition of outstanding contributions to public health research, and in 2002 he received the FDA Commissioner’s Special Citation Award for Extraordinary Contributions to the Agency.

•	Stephen B. Howell, M.D. Dr. Howell is Professor of Medicine, University of California, San Diego, and director of the Cancer Pharmacology Program at the UCSD Cancer Center in San Diego, California. He has received numerous awards, including the Milken Family Medical Foundation Award for Outstanding Work in the Field of Cancer Research and a Presidential Citation from the American Head and Neck Society. He is the author of more than 280 publications in the field of cancer chemotherapy.

•	Karol Sikora, MD, Ph.D. Dr. Sikora is a consultant in cancer medicine and Medical Director of CancerPartnersUK, an organization providing independent-sector cancer services to Britain’s National Health Service. He is Visiting Professor of Cancer Medicine and honorary Consultant Oncologist at Imperial College School of Medicine, Hammersmith Hospital, London. Dr. Sikora has published over 300 papers and written or edited 17 books including Treatment of Cancer — the standard British postgraduate textbook.

•	Hilary Thomas, M.D., Ph.D. Professor Thomas is Professor of Oncology at the Postgraduate Medical School, University of Surrey, and Medical Director of the Royal Surrey County Hospital. Her main clinical interest is gynaecological cancer, and her research interests include the study of novel therapies for cancer.

Scientific Advisory Board

•	David S. Latchman, D.Sc., Ph.D. Professor Latchman is one of our founders and serves as the Chairman of our Scientific Advisory Board. He is Master of Birkbeck College, University of London, and Professor of Genetics at Birkbeck and the Institute of Child Health, University College London. He has published extensively in the field of genetics and molecular biology.

•	Vincenzo Cerundolo, M.D., Ph.D. Dr. Cerundolo is Professor of Immunology, University of Oxford, Director of the MRC Human Immunology Unit at the Weatherall Institute of Molecular Medicine and Fellow of the Academy of Medical Sciences. He has published over 100 articles in the field of immunology, and his current research interests focus on the development of novel vaccination strategies in cancer patients and on the analysis of antigen-specific T-cell responses in health and disease.

•	Robin A. Weiss, Ph.D. Dr. Weiss is Professor of Viral Oncology in the Division of Infection & Immunity at University College London. He is President-elect of the Society for General Microbiology, and he has received awards including election as a Fellow of the Royal Society and an Honorary Fellowship of the Royal College of Physicians in 1999.

In addition, before initiating new clinical programs we consult with key opinion leaders in the particular clinical areas to augment our internal capabilities and the specific knowledge of our advisory board members.

Facilities

In December 2005, we signed a lease for 30,000 square feet of manufacturing, laboratory and office space in Woburn, Massachusetts. The initial lease term is six years, with an option to renew for an additional four years. We may terminate the lease at any time after three years.

Our main research and development operations are currently located in Oxfordshire, United Kingdom, where we have 12,000 square feet of laboratory and office space under two lease agreements. The first of these expires in 2007 and the second in 2008. We also lease a small amount of space at University College London to facilitate some of our preclinical studies.

We believe that these facilities are adequate for our current purposes.

Employees

As of June 30, 2006, we had 45 employees, including 23 holding Ph.D. or M.D. degrees (or the foreign equivalents), all of whom were full-time employees. We had 39 employees engaged in research and development; the remaining employees were management or administrative staff. None of our employees is subject to a collective bargaining agreement. We believe that we have good relations with our employees.

Legal Proceedings

As discussed under the heading “Risks Related to Intellectual Property”, we are involved in three patent opposition proceedings at the European Patent Office. We are not a party to any other material legal proceedings.

European Patent 0675961, which is the European counterpart of U.S. patent US 6340673, the claims of which are no longer in force, is licensed to MediGene and owned by Arch Development Corporation, and was granted on November 27, 2002. This European patent claims the use of ICP34.5-deficient herpes simplex viruses in the treatment of tumorigenic disease. We filed an opposition to the patent at the European Patent Office on August 25, 2003. In the opposition, we are seeking revocation of the patent on the grounds that the patent contains subject matter not present in the original application, the disclosure of the patent is insufficient and the claims lack an inventive step. The final hearing in connection with this opposition is scheduled to take place before the Board of Appeal in October 2006. In the event of an adverse result, we would have the option of applying for revocation of the patent in the national courts of the European countries in which the patent is in force.

A second European patent, EP0500917, owned by Arch Development Corporation and licensed to MediGene, has been opposed at the European Patent Office by the University Court of the University of Glasgow and by the University College London, in consultation with us, The final hearing in connection with this opposition proceeding took place before the Board of Appeal on May 18 and 19, 2006. The claims of the patent were successfully limited to a method for producing an HSV-1 vaccine that does not produce an active ICP34.5 gene product, which we do not believe we use. However, a final written decision has not yet issued and the description section of the patent has not yet been amended to conform to the limited claims. Neither of these is expected to be available for several months. Depending on the precise scope of the claims and the launch date of any OncoVEX product that might be covered by the claims, it is possible that we may need to obtain a license under the European patent at issue. We also have the option of applying for revocation of the patent in the national courts of the European countries in which the patent is in force.

In addition, one of our European patents, EP1252322, was opposed by MediGene on July 29, 2005. This patent was granted on November 17, 2004 with broad claims directed to certain oncolytic versions of HSV comprising any immunomodulatory protein, such as GM-GSF or TNFα, and to the use of the claimed oncolytic versions of HSV for tumor therapy. MediGene is seeking revocation of our patent on the alleged grounds of lack of novelty, lack of inventive step and insufficiency. We filed a response to the opposition on March 31, 2006, arguing that the patent meets the novelty, inventive step and sufficiency requirements. At this time, no date has been set for a hearing before the Opposition Division of the European Patent Office.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate the research, development, testing, manufacture, packaging, storage, record keeping, labeling, advertising, promotion, distribution, marketing, import and export of biological products such as those we are developing. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

United States Government Regulation

In the United States, our product candidates are regulated by the Food and Drug Administration, or FDA, as biological products. Biological products are subject to regulation under the Federal Food, Drug, and Cosmetic Act, or the FDCA, the Public Health Service Act, or the PHSA, and related regulations, and other federal, state, and local statutes and regulations. Failure to comply with the applicable United States regulatory requirements at any time during the product development process or the approval process or after approval, may subject an applicant to administrative or judicial sanctions. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory and animal tests according to good laboratory practice regulations, or GLP;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to good clinical practices, or GCP, to establish the safety and efficacy of the proposed biological product for its intended use;

•	submission to the FDA of a biologic license application, or BLA;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the product is manufactured, processed, packaged or held to assess compliance with current good manufacturing practices, or cGMP; and

•	FDA review and approval of the BLA.

Preclinical studies include laboratory evaluation of the product candidate, its formulation and stability, as well as animal studies to assess its potential safety and efficacy. An IND sponsor must submit the results of the preclinical studies, together with manufacturing information for the clinical supply, analytical data and any available clinical data or literature to the FDA as part of an IND. The IND will also include the protocol for the initial clinical trial(s), and the IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA unless, before that time, the FDA raises concerns or questions about issues such as the conduct of the trials. In such a case, the sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP. These GCP regulations include the requirement that all research subjects provide informed consent. Further, an Institutional Review Board, or IRB, at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Each new clinical protocol must be submitted to the FDA as part of the IND. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur.

Human clinical trials are typically conducted in three sequential phases that may overlap:

•	In Phase I trials, the biological product is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

•	In Phase II trials, the product is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	In Phase III trials, the product is administered to an expanded patient population generally at geographically dispersed clinical trial sites to further evaluate dosage, clinical efficacy and safety, and establish the overall risk-benefit ratio of the product and an adequate basis for product labeling.

Phase I, Phase II and Phase III clinical trials may not be completed successfully within any specified time period, if at all. Further, the FDA, IRB or the sponsor may prevent clinical trials from beginning or suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk.

Assuming successful completion of the required clinical trials, the results of product development, preclinical studies and clinical trials, descriptions of the manufacturing process and other relevant information concerning the safety and effectiveness of the product are submitted to the FDA in the form of a BLA. In most cases, the BLA must be accompanied by a substantial user fee. The FDA reviews a BLA to determine, among other things, whether the product is safe, has an acceptable purity profile and is adequately potent, as well as whether the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency.

Under the Pediatric Research Equity Act of 2003, BLAs for a new active ingredient, indication, dosage form, dosage regimen or route of administration must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. FDA may, on its own initiative or at the request of the applicant, defer submission of some or all pediatric data until after approval of the product for use in adults, or grant a full or partial waiver from the pediatric data requirements. The pediatric data requirements do not apply to products with orphan designation.

The FDA may request that an Advisory Committee review the BLA and make a recommendation as to whether FDA should approve or not approve the application. The Advisory Committee is an independent panel of experts who provide advice and recommendations when requested by the FDA on matters of importance that come before the agency. Committee recommendations are not binding on the FDA but the agency considers them carefully when making decisions.

Before approving an application, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements. If our manufacturing facilities and processes fail to pass the FDA inspection, we will not receive marketing approval.

The testing and approval process requires substantial time, effort and financial resources, and may take many years to complete. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to develop our products and secure the necessary approvals, which could delay or prevent us from marketing our products. Even if the FDA approves a product, it may limit the approved therapeutic uses for the product, require that contraindications, warnings or precautions be included in the product labeling, require that additional studies be conducted following and as a condition of approval, or require surveillance programs to monitor the product after commercialization. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims or restrictions, are subject to further FDA review and approval.

Any biological products manufactured or distributed pursuant to FDA approval are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, product sampling and distribution, advertising and promotion, reporting of adverse experiences, providing the FDA with updated safety and efficacy information and periodic reports.

Manufacturers of biological products are required to comply with cGMP requirements, which are extensive and require considerable time, resources, and ongoing investment to ensure compliance. The requirements apply to all stages of the manufacturing process, including the synthesis, processing, sterilization, packaging, labeling, storage and shipment of the biological product. Manufacturers must establish validated systems to ensure that products meet high standards of sterility, safety, purity, potency and identity. Manufacturers must also test each lot prior to the release of the product to ensure conformity with all applicable standards.

Manufacturers must report to the FDA any deviations from cGMP that may affect the safety, purity, or potency of a distributed biological product; or any unexpected or unforeseeable event that may affect the safety, purity, or potency of a distributed biological product. The regulations also require investigation and correction of any deviations from cGMP and impose documentation requirements. Manufacturing establishments are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMP. Future FDA and state inspections may identify compliance issues at our manufacturing facilities or the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

The FDA may withdraw or revoke the product approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial action, such as fines, warning letters, holds on clinical trials, product recalls or seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions, civil or criminal penalties, or criminal prosecution. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Also, new governmental requirements may be established, including those resulting from new legislation, or FDA’s policies may change, which could significantly affect our business, including preventing or delaying regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of any adverse governmental legislation, regulation or other administrative action, or what the impact of such changes, if any, may be.

Gene Therapy Research

In the United States and in other countries, gene therapy research may be subject to additional oversight and requirements. In the United States, in addition to oversight by the FDA and the IRB at each clinical trial site, gene therapy research is also subject to oversight by the NIH and other entities, if the research is conducted at or sponsored by an institution that receives any support for recombinant DNA research from the NIH, or the research involves clinical testing of materials containing recombinant DNA developed with NIH funds if the institution that developed those materials sponsors or participates in the research. Gene therapy research that is subject to NIH oversight must be conducted in accordance with the NIH guidelines on recombinant DNA research. Under these guidelines, no subjects may be enrolled in a gene therapy clinical trial until the RAC review process has been completed, Institutional Biosafety Committee, or IBC, approval has been obtained from the clinical trial site, and all applicable regulatory authorizations have been obtained. A copy of the required approvals and other information must be submitted to the NIH’s Office of Biotechnology Activities, or OBA, within 20 days after the first subject is enrolled. Additionally, major protocol changes and annual reports must be submitted to the OBA. Safety reports must be submitted to both the OBA and IBC. If a new clinical trial site is added after the RAC review process, a copy of the required approvals, including IRB and IBC approval, and other information must be submitted to the OBA before subjects may be enrolled at the new site.

In the United Kingdom, the Gene Therapy Advisory Committee, or GTAC, is the national research ethics committee for gene therapy clinical trial research. The primary concern of the GTAC is whether each research proposal meets accepted ethical criteria for research on human subjects. GTAC approval must be obtained before gene therapy or gene transfer research is conducted on human subjects.

Expedited Review and Approval

The FDA has various programs, including fast track designation, priority review and accelerated approval, that are intended to expedite or facilitate the process for reviewing biological products. Biological products are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. A fast track product may be eligible for priority review, but a fast track designation is not required to receive priority review. The FDA will attempt to expedite the review of an application for a biological product designated for priority review if the product provides a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious or life-threatening disease. A fast track product may also be eligible for accelerated approval. Products that qualify for accelerated approval may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a biological product receiving accelerated approval perform post-marketing clinical trials. The FDA may also consider for review on a rolling basis portions of the BLA for a fast track product before the complete application is submitted, if the sponsor provides a schedule for the submission of the portions of the BLA, FDA agrees to accept portions of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first portion of the BLA.

We intend to request fast track designation for our OncoVEXGM-CSF product candidate in the treatment of head and neck cancer in combination with chemotherapy and radiation, but there is no assurance that the FDA will grant fast track designation. Even if the FDA grants fast track designation, the FDA may later decide that OncoVEXGM-CSF no longer meets the conditions for qualification. In addition, obtaining fast track designation may not provide us with a material commercial advantage.

Orphan Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition that affects fewer than 200,000 people in the United States, or more than 200,000 people in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biological product for this type of disease or condition will be recovered from sales in the United States for the product. Orphan designation can be requested at any time before submitting an application for marketing approval. Orphan product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has orphan designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan product exclusivity, which means the FDA may not approve any other application to market the same biological product for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors may receive approval of different biological products for the indications for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity could also block the approval of one of our product candidates for seven years if a competitor obtains approval before us of the same biological product for the same indication or disease. We intend to seek orphan designation for our product candidates that meet the criteria in the relevant jurisdiction.

The European Union operates a similar system to encourage the development and marketing of medicinal products for rare diseases. A product can be designated as an orphan medicinal product if it is intended for either a life-threatening or chronically debilitating condition affecting not more than 5 in 10,000 persons in the European Union when the application is made or a life-threatening, seriously debilitating or serious and chronic condition in the European Union for which, without incentives, it is unlikely that the marketing of the product in the European Union would generate sufficient return to justify the necessary investment. In either case, the applicant must also demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the medicinal product will be of significant benefit to those affected by that condition. If marketing authorization is granted in the European Union for an orphan product, no similar product may be approved for a period of ten years. At the end of the fifth year, however, any member state can initiate proceedings to restrict that period to six years if it believes the criteria for orphan designation no longer apply. In addition, a competitor’s marketing authorization for a similar product with the same indication may be granted during the marketing exclusivity period if there is an insufficient supply of the product, or if the applicant can establish that its product is safer, more effective or otherwise clinically superior.

Foreign Regulation

In addition to regulations in the United States, we are subject to a variety of foreign regulations governing clinical trials and will be subject to regulations regarding commercial sales and distribution of biological products. Whether or not we obtain FDA approval for a product, we must obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The requirements governing the conduct of clinical trials and the approval processes vary from country to country and the time may be longer or shorter than that required for FDA approval.

In the European Union, our product candidates are subject to extensive regulatory requirements. Directive 2001/83/EC and Regulation (EC) No. 726/2004 contain the main requirements governing the control and authorization of medicinal products in the European Union and provide that no medicinal product may be placed on the market of a European Union member state unless a marketing authorization has been issued by the European Medicines Agency or a national competent authority.

Marketing authorization applications may be submitted under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all member states. The centralized procedure is generally mandatory for biological products, including products containing a new active substance for the treatment of certain diseases, including cancer. Additionally, orphan medicinal products are required to use the centralized procedure. Accordingly, we assume that the centralized procedure will apply to our product candidates that are intended for the treatment of cancer, or for which we intend to seek orphan designation. Applications under the centralized procedure are submitted directly to the European Medicines Agency and are reviewed by members of the Committee for Medicinal Products for Human Use. The European Medicines Agency, based upon the review of that committee, will provide an opinion to the European Commission on the safety, quality and efficacy of the product candidate. The decision to grant or refuse an authorization ultimately lies with the European Commission.

Detailed preclinical and clinical data must accompany all marketing authorization applications that are submitted in the European Union. Additionally, in order to obtain a marketing authorization for products classified as advanced therapy medicinal products, including gene therapy medicinal products, further specific data must be provided. Accordingly, for such products, additional research may need to be carried out, which may extend the time needed to prepare an application.

As with FDA approval, we may not be able to secure regulatory approvals in Europe in a timely manner, if at all. Additionally, as in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution, would apply to any product that is approved in Europe. Failure to comply with such obligations could have a material adverse effect on our ability to successfully commercialize any product.

In November 2005, the European Commission released a proposal for a new regulation on advanced therapy medicinal products which, if approved and implemented in the European Union, will introduce additional European approval standards for advanced therapy products. Consequently, approval of our product candidates in Europe may require additional data that we may not be able to satisfy. Accordingly, there is uncertainty in seeking marketing authorizations for our products in Europe. Furthermore, despite efforts to harmonize the registration process in the European Union, the different member states continue to have different national health care policies and different pricing and reimbursement systems. The diversity of these systems may prevent a simultaneous pan-European launch, even if centralized marketing authorization has been obtained.

In addition to regulatory clearance, the conduct of clinical trials in the European Union is governed by the European Clinical Trials Directive (2001/20/EC), which was implemented in May 2004. This directive governs how regulatory bodies in member states may control clinical trials. No clinical trial may be started without authorization by the national competent authority and favorable ethics approval.

European Union member states require a favorable ethics committee opinion prior to the commencement of a clinical trial, whatever its phase. As noted above, GTAC is the United Kingdom’s national research ethics committee for gene therapy clinical research. It is the only ethics committee empowered to approve clinical trials of gene therapy products. Under the regulations, all U.K. gene therapy clinical research must be submitted to GTAC. No clinical gene therapy research should begin in the absence of GTAC’s written approval. GTAC is required to provide an ethics opinion on applications for the use of products falling within the definition of a gene therapy product within 90 days of receipt of a valid application. Applicants to GTAC for the conduct of clinical trials involving gene therapy may also be required to seek a favorable site-specific assessment from the local National Health Service Research Ethics Committee for each site where the research will take place.

Reimbursement and Pricing Controls

Sales of biopharmaceutical products depend in significant part on the availability of reimbursement from third party payors, including government health authorities, managed care providers, private health insurers and other organizations. We plan to work with third party payors to seek reimbursement for any products for which we obtain regulatory approval. It will be time consuming and expensive for us to seek reimbursement from third party payors. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

Different pricing and reimbursement schemes exist in other countries. In some foreign countries, including countries in Asia and in the European Economic Area, proposed pricing must be approved before a drug or biological product may be lawfully marketed. In these countries, pricing negotiations with governmental authorities can take considerable time and delay the placing of a product on the market.

Hazardous Materials

Our development and manufacturing processes involve the use of hazardous materials, chemicals, bacteria and viruses and produce waste products. Accordingly, we are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling, treatment and disposal of these materials. In addition to compliance with environmental and occupational health and safety regulations, we must comply with special regulations relating to biosafety administered by the Centers for Disease Control and Prevention, the Department of Transportation and the Department of Health and Human Services in the United States, and similar agencies in other countries.

MANAGEMENT

Our executive officers and directors and their respective ages and positions as of August 25, 2006 are as follows:

Name	Age	Position

Gareth Beynon, M.D., Ph.D.	56	Chief Executive Officer and Director
Philip Astley-Sparke	35	President, Chief Financial Officer and Director
Robert Coffin, Ph.D.	41	Chief Scientific Officer and Founder
Stephen Gorgol	47	Vice President, Finance and Administration, Treasurer and Secretary
Colin Love, Ph.D.	48	Senior Vice President, Product Development
Tony Mills, Ph.D.	53	Vice President, Business Development
Paul Nicholson, M.D.(1)(3)	68	Chairman of the Board of Directors
John Gordon, Ph.D.(2)(3)	62	Director
Inès Holzbaur, Ph.D.(1)(2)	35	Director
Steven Prelack(1)(3)	49	Director
Timothy Rink, M.D., Sc.D.(2)	60	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominations and Corporate Governance Committee to be established prior to the closing of this offering

Gareth Beynon, M.D., Ph.D., has served as our Chief Executive Officer and a director since 1999. Prior to joining us, Dr. Beynon was vice-president, Europe for Amylin Pharmaceuticals from 1992 to 1999. From 1984 to 1992, Dr. Beynon was at GD Searle where he served in various capacities, including as director of marketing, France, and European Director of Clinical Development. He received his Ph.D. in 1975 and his medical degree in 1978, both from Cambridge University.

Philip Astley-Sparke has served as our President since July 2005 and as our Chief Financial Officer and a director since 2000. Prior to joining us, Mr. Astley-Sparke was an investment banker at Chase H&Q (Robert Fleming) from 1996 to 2000, where he advised on numerous high profile fundraisings and mergers and acquisitions in the biotech sector. He received his B.S. in Cellular & Molecular Pathology from Bristol University and qualified as a Chartered Accountant with Arthur Andersen.

Robert Coffin, Ph.D., is one of our founders and has served as our Chief Scientific Officer since 1999. He is an expert in the application of virus-based technology to the development of therapeutic products and vaccines, has authored more than 50 scientific papers and is a named inventor on all of the patents filed in our name. Dr. Coffin received his Ph.D. in 1991 from Imperial College, London, following which he moved to University College London where he ultimately led the research group that developed our founding technology.

Stephen Gorgol has served as our Vice President, Finance and Administration, since May 2005. Prior to joining us, Mr. Gorgol was at Vista Medical Technologies, Inc., a Nasdaq traded medical device manufacturer, from 1997 to 2004 where he served as chief financial officer. He received his B.S. in Accounting from Plymouth State University, New Hampshire.

Colin Love, Ph.D., has served as our Senior Vice President, Product Development since 2000. Dr. Love was director of manufacturing development at the Celltech Group, a global biopharmaceutical company, where he worked from 1992 to 2000. Dr. Love received a B.Sc. in biochemistry and a Ph.D. from Glasgow University.

Tony Mills, Ph.D., has served as our Vice President, Business Development since 2002. Dr. Mills joined us from BTG International Ltd., a technology investment and development company operating in the life and physical sciences sectors, where he served in various capacities including as senior executive and head of the vaccines business unit and vice president from 1989 to 2001. Dr Mills received a B.S. in microbiology and a Ph.D. in virology from Liverpool University.

Paul Nicholson, M.D., as served as our chairman since 2000. Dr. Nicholson served as senior vice president worldwide development at SmithKline Beecham (now part of GlaxoSmithKline), a pharmaceutical company, from 1990 to 1999. He is a member of the scientific advisory board of Novartis and was Chairman of Cambridge Antibody Technology plc before its acquisition by AstraZeneca in 2006. Dr Nicholson qualified as Bachelor of Medicine and Bachelor of Surgery at the Medical School of the University of Durham.

John Gordon, Ph.D., has served as a director since 1999. Dr. Gordon has served as a board member of Quercus Management, a biotechnology consulting company, since 1996, and he is currently the chairman. Dr. Gordon served as director of research at British Biotech and later as chief executive officer of its subsidiary, Neures, from 1987 to 1996. He earned his Ph.D. in 1971 and his Sc.D. in 1988, both from Cambridge University.

Inès Holzbaur, Ph.D., has served as a director since 2001. She joined GeneChem Management Inc., a firm specializing in biotechnology venture capital investments, in 1999. She currently holds the position of vice president. Dr Holzbaur has served on the boards of directors of several Canadian, American and European companies. Prior to 1999, she worked at McGill University in infrared spectroscopy bacterial diagnostics research. She obtained her B.Sc. in chemistry from Concordia University and her Ph.D. in chemistry from Cambridge University.

Steven Prelack became a director in June 2006.  Since 2001, Mr. Prelack has served as senior vice president, chief financial officer and treasurer of VelQuest Corporation, a provider of automated compliance management solutions for the pharmaceutical industry. Since 2003, Mr. Prelack has served as a board member, audit committee chair and audit committee financial expert for Pro-Pharmaceuticals, Inc., an American Stock Exchange listed company and a developer of novel nanotechnology carbohydrate therapeutics. Mr. Prelack is a certified public accountant and a member of the National Association of Corporate Directors, and received a dual B.B.A. from the University of Massachusetts, Amherst in Finance and Accounting.

Timothy Rink, M.D., Sc.D., has served as a director since 2000. Dr. Rink was founding chairman and chief executive of Aurora Biosciences Inc. from 1996 to 1999, and was president and chief technical officer of Amylin Pharmaceuticals from 1990 to 1995. Dr. Rink is chair of the Technology Transfer Strategy Panel at the Wellcome Trust, a member of the scientific advisory boards of Serono SA and Amylin Pharmaceuticals. Dr. Rink currently serves on the board of directors of Sepracor Inc., a Nasdaq traded company, and the following private European biotechnology companies: Akubio Limited, Santhera Pharmaceuticals AG and Solexa Limited (a wholly owned subsidiary of a Nasdaq traded company). Dr Rink received postgraduate and medical degrees from Cambridge University.

BioVex Group, Inc. was incorporated in July 2005 and became our ultimate parent company in August 2005. Prior to that time, each of the officers and directors then serving held his or her position with BioVex Limited, which is now a wholly owned subsidiary of BioVex Group, Inc.

Board Composition and Election of Directors

Our board of directors has seven members. Five of our current directors, Dr. Nicholson, Dr. Gordon, Dr. Holzbaur, Dr. Rink and Mr. Prelack, are independent directors, as defined by the applicable rules of the Nasdaq Global Market. We refer to these directors as our “independent directors.” There are no family relationships among any of our directors or executive officers.

Board Committees

Our board of directors has established an audit committee and a compensation committee, and intends to establish a nominations and corporate governance committee prior to the closing of this offering. Each committee operates or will operate under a charter approved by our board.

Audit Committee

Dr. Holzbaur, Dr. Nicholson and Mr. Prelack are the members of our audit committee. Mr. Prelack chairs the committee and is our audit committee financial expert (as is currently defined in Item 401(h) of Regulation S-K). Our audit committee assists our board of directors in its oversight of the integrity of our financial statements, our independent registered public accounting firm’s qualifications and independence and the performance of our independent registered public accounting firm.

Our audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of certain reports from our independent registered public accounting firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management; and

•	preparing the audit committee report required by Securities and Exchange Commission rules.

All audit services to be provided to us and all non-audit services to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

Dr. Gordon, Dr. Holzbaur and Dr. Rink are the members of our compensation committee. Dr. Gordon chairs the committee. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers.

Our compensation committee’s responsibilities include:

•	reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

•	administering our equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation; and

•	preparing the compensation committee report required by Securities and Exchange Commission rules.

Nominations and Corporate Governance Committee

Dr. Gordon, Dr. Nicholson and Mr. Prelack will become members of our nominations and corporate governance committee upon the consummation of this offering. Dr. Nicholson will chair the committee.

Upon consummation of this offering, our nominations and corporate governance committee’s responsibilities will include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of the board of director’s committees;

•	reviewing and making recommendations to our board of directors with respect to management succession planning;

•	developing and recommending to our board of directors corporate governance principles; and

•	overseeing a periodic evaluation of our board of directors.

Director Compensation

Upon consummation of this offering, each member of our board of directors who is not employed by us will be entitled to receive a combination of cash and stock-based compensation for board services. These outside directors will receive a basic annual retainer of $15,000. In addition, they will receive $1,100 for each in-person meeting and $800 for each telephonic meeting of the Board or any committee thereof. In addition to these basic fees, the Chairman of the Board will receive $23,500, the Chairman of the Audit Committee will receive $8,000, the Chairman of the Compensation Committee will receive $5,000, and the Chairman of the Nominations and Corporate Governance Committee will receive $4,700.

We will make annual stock options grants to each of our non-employee directors to purchase up to 12,000 shares of our common stock (15,000 shares in the case of a non-employee chairman of the board). The exercise price of such options will be the closing sales price of our common stock on the date of grant, the options will vest in 12 equal monthly instalments, and vested options will remain exercisable for 12 months following the termination of service on the board, including in the event of a change of control of our company.

Our board has also agreed that, instead of an option grant on the terms outlined above, the current chairman of our board will receive on a monthly basis outright grants of common stock with an aggregate market value (based on the market price on the dates of grant) equal to $25,000 annually. Such stock grants will not be subject to vesting.

These equity awards to our non-employee directors will be made under our 2006 stock incentive plan.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee has ever been our employee.

Codes of Conduct and Ethics

Our board of directors has adopted a code of ethics that applies to all our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We intend to disclose any amendment to, or waiver from, any applicable provision of the Code of Conduct (if such amendment or waiver relates to elements listed under Item 406(b) of Regulation S-K and applies to our directors, principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) by posting such information on our corporate and investor website at www.biovex.com.

Executive Compensation

The following table sets forth the compensation paid or accrued during the fiscal year ended March 31, 2006 to our chief executive officer and to our four next most highly paid executive officers. We refer to these officers collectively as our named executive officers.

Summary Compensation Table

			Other Annual	All Other
Name and Principal Position	Salary	Bonus	Compensation	Compensation(1)

Gareth Beynon, M.D., Ph.D.	$322,000	$16,100	$—	$41,000
Chief Executive Officer
Philip Astley-Sparke	$245,500	$36,825	$33,800 (2)	$19,000
President and Chief Financial Officer
Robert Coffin, Ph.D.	$200,000	$20,000	$—	$20,000
Chief Scientific Officer
Colin Love, Ph.D.	$209,000	$15,700	$—	$21,000
Senior Vice President, Product Development
Tony Mills, Ph.D.	$174,000	$8,700	$—	$18,000
Vice President, Business Development

(1)	Represents contributions made pursuant to our Stakeholder Pension Plan in the U.K. or our 401(k) plan in the U.S.

(2)	Represents stipend paid to Mr. Astley-Sparke in connection with his relocation from London, England to Massachusetts.

Option Grants In Last Fiscal Year

We made no option grants to our named executive officers during the fiscal year ended March 31, 2006.

Fiscal Year-End Option Values

The following table provides information about the number and value of options held by our named executive officers as of March 31, 2006. There was no public trading market for our common stock as of March 31, 2006. Accordingly, as permitted by the rules of the Securities and Exchange Commission, we have calculated the value of unexercised in-the-money options at fiscal year-end assuming that the fair market value of our common stock as of March 31, 2006 was equal to the assumed initial public offering price of $      per share (the midpoint of the estimated price range shown on front cover of this prospectus), less the aggregate exercise price. There were no options exercised by our named executive officers during the fiscal year ended March 31, 2006.

	Number of Securities
	Underlying		Value of Unexercised
	Unexercised Options at		In-the-Money Options at
	Fiscal Year End (#)		Fiscal Year End ($)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Gareth Beynon, M.D., Ph.D.	—	120,000	—
Philip Astley-Sparke	—	—	—
Robert Coffin, Ph.D.	—	120,000	—
Colin Love, Ph.D.	—	80,000	—
Tony Mills, Ph.D.	—	20,000	—

Employment Agreements

Dr. Gareth Beynon, M.D., Ph.D.

In August 2006, we entered into a new employment agreement with Dr. Beynon, our Chief Executive Officer. The material terms of Dr. Beynon’s employment agreement include an annual base salary of £190,550 (approximately $352,300), with a potential annual bonus payment of a maximum of 30% of his salary, plus a contribution to Dr. Beynon’s pension in amount equal to 10% of the lesser of Dr. Beynon’s salary and the maximum permitted under applicable U.K. law. In addition, this agreement contains a notice provision whereby Dr. Beynon may not be terminated without either 12 months’ notice from us or payment of his salary in lieu of the notice period. Dr. Beynon continues to be bound by our standard non-disclosure, inventions, non-competition and non-solicitation restrictions, each of which will extend through his employment with us and for a period of 12 months thereafter.

Mr. Philip Astley-Sparke

In August 2006, we entered into a new employment agreement with Mr. Astley-Sparke, our President. The material terms of Mr. Astley-Sparke’s employment agreement include an annual base salary of $252,865, with a potential annual bonus payment of a maximum of 30% of his salary, plus eligibility to participate in our 401(k) plan, pursuant to which we make contributions of up to 3% of Mr. Astley-Sparke’s annual salary. In addition, this agreement contains a provision whereby Mr. Astley-Sparke may not be terminated without cause without a lump-sum payment equal to 12 months of his salary. Mr. Astley-Sparke continues to be bound by our standard non-disclosure, inventions, non-competition and non-solicitation restrictions, each of which will extend through his employment with us and for a period of 12 months thereafter.

Dr. Robert Coffin, Ph.D.

In August 2006, we entered into a new employment agreement with Dr. Coffin, our Chief Scientific Officer. The material terms of Dr. Coffin’s employment agreement include an annual base salary of £118,450 (approximately $219,000), with a potential annual bonus payment of a maximum of 30% of his salary, plus a contribution to Dr. Coffin’s pension in an amount equal to 10% of the lesser of Dr. Coffin’s salary and the maximum permitted under applicable U.K. law. In addition, this agreement contains a notice provision whereby Dr. Coffin may not be terminated without either 12-months’ notice from us or payment of his salary in lieu of the notice period. Dr. Coffin continues to be bound by our standard non-disclosure, inventions, non-competition and non-solicitation restrictions, each of which will extend through his employment with us and for a period of 12 months thereafter. Dr. Coffin is also entitled to serve as a board observer, with the right to attend and participate, other than as to voting, in all meetings of our board of directors.

Stephen Gorgol

On May 19, 2005, we entered into a letter agreement with Mr. Gorgol, our Vice President, Finance and Administration, Treasurer and Secretary, describing the terms of his at-will employment with us. Mr. Gorgol’s annual salary is $160,000, and he is eligible to participate in all bonus and benefits programs offered by us. Mr. Gorgol is also eligible for three weeks of vacation per calendar year, and he is eligible to participate in our restricted stock plan. In connection with Mr. Gorgol’s employment, he is bound by our standard non-disclosure, inventions, non-competition and non-solicitation agreement.

Dr. Colin Love, Ph.D.

In August 2006, we entered into a new employment agreement with Dr. Love, our Senior Vice President, Product Development. The material terms of Dr. Love’s employment agreement include an annual base salary of £123,600 (approximately $228,500), with a potential annual bonus payment of a maximum of 30% of his salary, plus a contribution to Dr. Love’s pension in amount equal to 10% of the lesser of Dr. Love’s salary and the maximum permitted under applicable U.K. law. In addition, this agreement contains a notice provision whereby Dr. Love may not be terminated without either 12-months’ notice from us or payment of his salary in lieu of the notice period. Dr. Love continues to be bound by our standard non-disclosure, inventions, non-

competition and non-solicitation restrictions, each of which will extend through his employment with us and for a period of 12 months thereafter.

Tony Mills

On February 7, 2002, we entered into a letter agreement with Mr. Mills, our Vice President, Business Development outlining the terms of his employment with us. Mr. Mills’s current annual salary is $174,000, with a potential annual bonus payment of a maximum of 20% of his salary, plus a contribution to Mr. Mills’s pension in amount equal to 10% of the lesser of Mr. Mills’s salary and the maximum permitted under applicable U.K. law. Pursuant to the letter agreement, Mr. Mills may not be terminated without either 12 months’ notice from us or payment of his salary in lieu of the notice period. Mr. Mills is eligible to participate in all benefits programs offered by us. In connection with Mr. Mills’s employment, he is bound by our standard non-disclosure, inventions, non-competition and non-solicitation agreement.

Stock Option and Other Compensation Plans

2006 Stock Incentive Plan

In July 2006, our board of directors adopted, and in August 2006 our stockholders approved, our 2006 Stock Incentive Plan. Employees, officers, directors, consultants and advisors of our company and its subsidiaries are eligible to be granted awards under the 2006 plan, and up to      shares of our common stock will be reserved for issuance under the plan. The material terms of the 2006 plan are substantially as follows:

Types of Awards

The 2006 plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, or the Tax Code, non-statutory stock options, restricted stock and other stock-based awards as described below.

Incentive Stock Options and Non-statutory Stock Options.  Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to other terms and conditions specified in connection with the grant. Options may be granted at an exercise price equal to or greater than the fair market value of the common stock on the date of grant. Under current law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Tax Code may not be granted at an exercise price less than 100% of the fair market value of the common stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of our company).

Restricted Stock Awards.  Restricted stock awards entitle recipients to acquire shares of our common stock, subject to our right to repurchase all or part of such shares from the recipient in the event that the conditions specified in the applicable award are not satisfied prior to the end of the applicable restriction period established for such award.

Restricted Stock Unit Awards.  Restricted stock unit awards entitle the recipient to receive shares of common stock to be delivered at the time such shares vest pursuant to the terms and conditions established by the board of directors.

Stock Appreciation Rights.  A Stock Appreciation Right, or SAR, is an award entitling the holder, upon exercise, to receive an amount in common stock or cash or a combination thereof determined by reference to appreciation, from and after the date of grant, in the fair market value of a share of common stock. SARs may be granted independently or in tandem with an option.

Other Stock-Based Awards.  Under the 2006 plan, the board of directors has the right to grant other awards based upon the common stock having such terms and conditions as the board of directors may determine, including the grant of shares based upon certain conditions, the grant of awards that are valued in whole or in part by reference to, or otherwise based on, shares of common stock, and the grant of awards entitling recipients to receive shares of common stock to be delivered in the future.

Administration

Subject to any applicable limitations contained in the 2006 plan, our board of directors or its compensation committee will select the recipients of awards and determine (i) the number of shares of common stock covered by options and the dates upon which such options become exercisable, (ii) the exercise price of options, (iii) the duration of options, and (iv) the number of shares of common stock subject to any restricted stock award and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

If any award expires or is terminated, surrendered, canceled or forfeited, the unused shares of common stock covered by such award will again be available for grant under the 2006 plan, subject, however, in the case of incentive stock options, to any limitations under the Tax Code.

Provisions for Foreign Participants

The board of directors or the compensation committee may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the 2006 plan to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

2005 Stock Incentive Plan

The 2005 stock incentive plan was adopted by our board of directors in July 2005 and by our stockholders in October 2005. No further grants will be made under the 2005 plan.

The 2005 plan provides for the grant of incentive stock options, non-statutory stock options, enterprise management incentive stock options (for employees located in the United Kingdom), restricted stock awards and other stock-based awards to our employees, officers, directors, consultants and advisors. A maximum of 1,653,661 shares of common stock are authorized for issuance under our 2005 plan. Our 2005 plan is administered by our board of directors. Pursuant to the terms of our 2005 plan and to the extent permitted by law, our board of directors may delegate authority under the plan to one or more committees or subcommittees of the board.

Under the 2005 plan, if a consolidation, merger, or other change of control event, as defined in the plan, occurs, the board, in its discretion, may upon written notice to participants provide that all then unexercised options will automatically become exercisable in full and will terminate immediately prior to the closing of such change of control event (except to the extent exercised by the option holders before the consummation of such a change of control event). The board may, in its discretion and in the manner provided in the plan, provide for the assumption of some or all outstanding options or for the grant of new options as substitutes by the acquiring company or an affiliate of the acquiring company, in such cases where there is an acquiring company in the change of control event. In the event of a change of control under the terms of which holders of common stock will receive a cash payment for each share of common stock held, the board may, in its discretion and in the manner provided in the plan, provide that each outstanding option shall terminate upon the closing of a change of control event, and that each participant in the plan shall receive a cash payment.

Under the 2005 plan, if a consolidation, merger, or other change of control event, as defined in the plan, occurs, the board, in its discretion, may provide that our repurchase and other rights under each restricted stock award will apply to the cash or other property that the common stock is converted into pursuant to the change of control, in such cases where there is an acquiring company in the change of control event. Upon written notice to participants, the board may, in its discretion and in the manner provided in the plan, provide that our repurchase or other rights under each restricted stock award will terminate as of a specified time prior to the change of control. The board will specify the effect of a consolidation, merger, or other change of control event on any other stock-based award at the time of such award.

Under the 2005 plan, the board may amend, modify or terminate any outstanding award made under the plan at any time, including substituting therefor another award of the same or a different type, changing the date of exercise or realization, and converting and incentive stock option to a non-statutory stock option, provided that the participant’s consent to such action will be required unless the board determines that the action would, taking into account any related action, not materially and adversely affect the participant. Under the plan, the board may from time to time establish one or more sub-plans for the purpose of satisfying applicable blue-sky, securities or tax laws of various jurisdictions. Under the plan, the board may at any time provide that any award will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise become realizable in full or in part.

As of March 31, 2006, options to purchase 15,200 shares of our common stock were outstanding under our 2005 plan, at an exercise price of $0.001 per share, and restricted stock awards of 93,500 shares of common stock had been granted.

2003 Enterprise Management Incentive Scheme

Our 2003 Enterprise Management Incentive Scheme, or EMI plan, was originally adopted by the board of directors of our wholly owned subsidiary, BioVex Limited, in 2002, and it was amended and restated in 2003. In connection with the formation of BioVex Group, Inc. and our corporate reorganization in August 2005, BioVex Group, Inc. assumed this plan and all outstanding options were exchanged for replacement options to purchase shares of BioVex Group, Inc. The plan is designed to achieve advantageous tax treatment for employees subject to taxation in the United Kingdom. The EMI plan is administered by our board of directors.

As of March 31, 2006, options to purchase 458,770 shares of our common stock at an exercise price of $0.001 per share were outstanding under our EMI plan and no options under this plan have been exercised. All outstanding options will vest and become exercisable upon the closing of this offering. Participants who cease to be employed by us or one of our group companies by reason of injury, disability, redundancy or death may exercise their options under the EMI plan for a period of six months following the cessation of such employment. If a participant’s employment ceases for any other reason, his or her options under the EMI plan normally terminate immediately. We will grant no further awards under the EMI plan.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation that will be in effect upon the closing of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

In addition to the indemnification provided for in our certificate of incorporation, we expect to enter into separate indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

There is no pending litigation or proceeding involving any of our directors or executive officers in connection with which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

RELATIONSHIPS AND TRANSACTIONS WITH RELATED PARTIES

In the period since March 31, 2003, we engaged in the following transactions with our directors and executive officers and holders of more than 5% of our voting securities and their respective affiliates:

Stock Issuances

Stock Dividend

Pursuant to our certificate of incorporation, the holders of our preferred stock are entitled to receive additional shares of our common stock by way of a stock dividend in connection with our initial public offering. Under the terms of our certificate of incorporation, the number of shares issuable is to be determined by reference to the original liquidation preference of each series of preferred stock and the initial public offering price of our common stock.

In June 2006, the holders of our preferred stock agreed to waive the stock dividend to which they would be entitled under the terms of our certificate of incorporation. In lieu of such dividend, we and they agreed that, immediately prior to the closing of this offering, we would issue to them as a stock dividend a number of shares of our common stock determined by reference to the original liquidation preference of each series of preferred stock and the per share price in our last preferred stock financing. As a result, we have agreed that we will issue to the holders of a preferred stock an aggregate of 4,357,114 shares of common stock as a stock dividend immediately prior to the closing of this offering.

Recent Financing Transactions

In August 2006, we issued convertible promissory notes and warrants for aggregate consideration of $3.5 million to several of our existing stockholders and one new lender. These notes bear interest at a rate of 8% per annum. The principal amount, plus accrued interest, will automatically convert into shares of our common stock upon the closing of this offering, at the initial public offering price per share. In the event that this offering does not close by November 30, 2006, the principal amount, plus accrued interest, on each note will instead be convertible under specified circumstances into shares of our Series D preferred stock. The notes become due on November 30, 2006.

In connection with the issuance of these notes, we also issued to each lender a warrant to purchase a number of shares of our common stock or, in the event that this offering has not closed by November 30, 2006, a number of shares of our Series D preferred stock, in each case having a value equal to 30% of the principal amount of the lender’s note(s).

Our 5% stockholders who participated in this financing and the amounts of their consideration for the notes and related warrants were as follows:

Total
Lender	Consideration

ABN Amro Participaties B.V.	$220,067
Funds affiliated with Avalon Ventures	238,756
Funds Affilated with Credit Agricole Private Equity	366,779
Genechem Therapeutics Venture Fund L.P.	275,540
Funds Affiliated with Innoven	471,573
Lloyds TSB Development Capital Limited	316,359
Funds Affiliated with Merlin Biosciences	348,741
Funds Affiliated with Scottish Equity Partners	261,985

Corporate Reorganization

Pursuant to a Share Contribution and Exchange Agreement dated as of August 30, 2005 by and among us, BioVex Limited and the shareholders of BioVex Limited, all of the issued and outstanding securities of BioVex Limited were contributed by the holders thereof to us in consideration of the issuance of shares of our capital stock of various classes and series, each with substantially identical rights, preferences and limitations as those of the corresponding class or series of shares of BioVex Limited. In this transaction, we issued:

•	130,720 shares of Common Stock;

•	9,521,832 shares of Series A Preferred Stock;

•	18,931,043 shares of Series B Preferred Stock;

•	2,529,366 shares of Series C Preferred Stock;

•	7,588,098 shares of Series D Preferred Stock; and

•	1,900,000 shares of Series M Preferred Stock.

Following our 1-for-10 reverse stock split effected on August 4, 2006, every 10 shares of each series of our preferred stock is convertible into one share of our common stock.

Earlier Financing Transactions

Prior to the corporate reorganization described above, BioVex Limited was the ultimate parent company of our business and all previous financing transactions were effected through that company, including the financing transactions concluded during the three most recent fiscal years, as described below (the share numbers below do not give retroactive effect to the 1-for-10 reverse split of our common stock effected on August 4, 2006):

In October 2003, BioVex Limited issued 82,204 ordinary shares at approximately $1.31 per share, 9,835,447 B ordinary shares at approximately $1.31 per share, 1,264,684 C ordinary shares at $0.02 per share and 980,000 non-voting deferred shares at $1.66 per share, for total gross proceeds of $14,704,247. In October 2004, BioVex Limited issued an additional 9,095,596 B ordinary shares, 1,264,682 C ordinary shares and 980,000 non-voting deferred shares, at the same prices per class of share as in October 2003, for total gross proceeds of $14,603,877. In connection with these transactions, BioVex Limited cancelled all outstanding convertible preference shares and issued 986,064 A ordinary shares and 97,995,307,538 non-voting deferred shares to the holders of convertible preference shares and 3,800,768 A ordinary shares by way of an anti-dilution adjustment in respect of the existing A ordinary shares.

In December 2004, BioVex Limited issued 3,613,381 D ordinary shares at approximately $1.60 per share for total gross proceeds of $5,778,900. The terms of the subscription agreement governing this financing stipulated that a bonus issue of 180,669 D ordinary shares would accrue to the subscribers of these shares in the event that no additional new investment had taken place by March 2005. The award was subsequently made in May 2005, as a consequence of which the average per share price for the D ordinary shares was approximately $1.44 per share. In addition, BioVex Limited issued 1,897,024 D ordinary shares in May 2005 and a further 1,897,024 D ordinary shares in July 2005, for gross proceeds of $5,461,500.

The following table summarizes, on a common stock equivalents basis, the participation by our 5% stockholders in the private placements described above, with the British pound sterling consideration received stated in U.S. dollars at the historical exchange rates. See the section of this prospectus headed “Principal Stockholders” for more detail on shares held by these purchasers.

		Aggregate
	Total Common	Consideration	Securities
Purchaser	Stock Equivalents	Paid	Purchased

Funds affiliated with Merlin Biosciences	3,161,708	$4,150,000	B ordinary shares
Funds affiliated with Innoven	5,691,074	$8,538,300	D ordinary shares
Funds affiliated with Credit Agricole	4,426,390	$5,938,250	B ordinary shares;
Private Equity			D ordinary shares
Funds affiliated with Lloyds Development Capital	2,276,429	$2,988,000	C ordinary shares
WestLB AG	1,897,025	$2,490,000	B ordinary shares
Genechem Therapeutics Venture Fund L.P.	1,897,025	$2,490,000	B ordinary shares
Funds affiliated with Scottish Equity Partners Ltd.	3,161,708	$4,150,000	B ordinary shares
ABN AMRO Participaties B.V	2,655,835	$3,486,000	B ordinary shares
V-Sciences Investments Pte. Ltd.	1,264,683	$1,660,000	B ordinary shares

As described above, in connection with our corporate reorganization in August 2005 all securities of BioVex Limited were contributed to BioVex Group, Inc. in exchange for the issuance of securities of BioVex Group, Inc. that together carried substantially identical rights and preferences. All classes of preferred stock of BioVex Group, Inc. will automatically convert into common stock upon the closing of this offering.

The material terms of the B ordinary shares, C ordinary shares, D ordinary shares and non-voting deferred shares of BioVex Limited issued in the related-party transactions described above were as follows:

•	Liquidation Preference: In the event of any voluntary or involuntary liquidation, holders of B ordinary shares, C ordinary shares and D ordinary shares were entitled to receive preferential liquidation payments before any payments could be made to holders of common stock.

•	Voting Rights: Holders of B ordinary shares, C ordinary shares and D ordinary shares were entitled to elect six directors of the company; in addition, the company could not take certain actions without the approval of holders of 60% of the B ordinary shares, C ordinary shares and D ordinary shares, voting together as a single class.

•	Anti-Dilution Protection; Stock Dividend: Holders of B ordinary shares, C ordinary shares and D ordinary shares were entitled to anti-dilution protection in the event that the company were to issue new shares at a price less than the applicable purchase price of such shares. Holders of B ordinary shares, C ordinary shares and D ordinary shares were also entitled to a stock dividend upon the closing of an initial public offering.

•	Preemptive Rights: Holders of B ordinary shares, C ordinary shares and D ordinary shares were entitled to a preemptive right to purchase any additional shares of any class of stock to be issued by the company,

The deferred shares conveyed no voting or economic rights, and were issued by BioVex Limited to ensure compliance with the technical maintenance of capital rules under English company law.

Relationships and Transactions

Oxford Therapeutics Consulting Limited, a company controlled by a member of Dr. Beynon’s household, provides consulting services to us in connection with the design of clinical trials and related matters. Oxford Therapeutics charged us fees of $272,634, $238,218 and $134,474 in the fiscal years ended March 31, 2006, 2005 and 2004, respectively. We do not intend to use the services of Oxford Therapeutics beyond 2006.

Professor David Latchman, one of our founders and a member of our Scientific Advisory Board, as well as a former member of our board of directors, provides consulting services to us with respect to scientific matters. He charged us fees of $22,320, $23,090 and $20,992 in the fiscal years ended March 31, 2006, 2005 and 2004, respectively.

Director Compensation

Please see “Management — Director Compensation” for a discussion of options granted and other compensation to our non-employee directors.

Executive Compensation and Employment Agreements

Please see “Management — Executive Compensation” and “Management — Stock Options” for additional information on compensation of our executive officers. Information regarding employment agreements with our executive officers is set forth under “Management — Employment Agreements.”

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of August 25, 2006, by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The number of shares deemed outstanding gives effect to:

•	the conversion of all outstanding shares of convertible preferred stock into common stock;

•	the issuance immediately prior to the closing of this offering of an additional 4,357,114 shares of common stock to the holders of our preferred stock as a stock dividend; and

•	the conversion of outstanding convertible notes into an aggregate of shares of common stock upon the closing of this offering, assuming an initial public offering price of $ per share (the midpoint of the estimate price range on the front cover of this prospectus).

The percentages of shares beneficially owned are based on 4,271,238 shares of common stock outstanding as of August 25, 2006 (and giving further effect to the conversions and issuances descried above). The percentages of shares beneficially owned after this offering is based on      shares of common stock outstanding, including the shares we are selling in this offering, and assumes no exercise of the underwriters’ over-allotment option.

The number of shares issuable upon the exercise of warrants included below is based upon an assumed initial public offering price of $      per share (the midpoint of the estimate price range on the front cover of this prospectus).

For purposes of the table below, we deem shares of common stock subject to options or warrants that are currently exercisable or exercisable upon the closing of this offering to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The substantial majority of all options currently outstanding will become exercisable upon the closing of this offering.

Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the street address of the beneficial owner is c/o BioVex Group, Inc., 34 Commerce Way, Woburn, MA 01801.

Certain of our existing stockholders and their affiliated entities, including ABN Amro Participaties B.V., Avalon Ventures, Credit Agricole Private Equity, GeneChem Therapeutics, Innoven Partenaires, Lloyds TSB Development Capital Limited and Scottish Equity Partners, have indicated an interest in purchasing up to an aggregate of $5,000,000 of our common stock in this offering at the initial public offering price. Assuming an initial public offering price of $      per share (the midpoint of the estimated price range shown on the cover page of this prospectus), these stockholders may, at the discretion of the underwriters, purchase up to          of the 3,400,000 shares to be sold in this offering. Because indications of interest are not binding agreements or commitments to purchase, however, these stockholders may not purchase any common stock in this offering. The percentage of outstanding common stock owned by each of the stockholders after the offering does not include any common stock the stockholders may purchase in the offering.

	Number of	Percentage of Shares
	Shares	Beneficially Owned(1)
	Beneficially	Before		After
Name and Address of Beneficial Owner	Owned	Offering		Offering

5% Stockholders:
Funds affiliated with Merlin Biosciences(2)			%
33 King Street St. James’s London, SW1Y 6RJ United Kingdom
Funds affiliated with Innoven(3)
10 rue de la Paix 75002 Paris France
Funds affiliated with Credit Agricole Private Equity(4)
100 Boulevard du Montpainasse 75682 Paris Cedex 14 France
Funds affiliated with Lloyds Development Capital(5)
Standbrook House 2-5 Old Bond Street London, W1S 4PD United Kingdom
WestLB AG(6)
Herzogstrasse 15 D-40217 Dusseldof Germany
GeneChem Therapeutics Venture Fund L.P.(7)
1001 de Maisonneuve West, Suite 920 Montreal, QC H3A 3C8 Canada
Funds affiliated with Scottish Equity Partners Ltd.(8)
17 Blythswood Square Glasgow G2 4AD United Kingdom
ABN AMRO Participaties B.V.(9)
Gustav Mahlerlaan 10 1082 PP Amsterdam
V-Sciences Investments Pte. Ltd.(10)
8 Shenton Way #38-03 Temasek Tower Singapore 068811
Directors and Named Executive Officers:
Gareth Beynon, M.D., Ph.D.(11)	120,000
Philip Astley-Sparke(12)	80,000
Robert Coffin, Ph.D.(13)	143,750
Colin Love, Ph.D.	*	*
Tony Mills, Ph.D.	*	*
Paul Nicholson, M.D.	*	*
John Gordon, Ph.D.	*	*

	Number of	Percentage of Shares
	Shares	Beneficially Owned(1)
	Beneficially	Before	After
Name and Address of Beneficial Owner	Owned	Offering	Offering

Inès Holzbaur, Ph.D.(14)
Steven Prelack	—	—
Timothy Rink, M.D., Sc.D		*
All directors and executive officers as a group (11 persons) (15)

*	Less than one percent.

(1)	All shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days after August 25, 2006 (including those that become exercisable upon the closing of this offering) are deemed to be beneficially owned and outstanding for the purpose of computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

(2)	Consists of 33,038 shares held by, shares issuable upon automatic conversion of convertible notes held by, and shares issuable upon exercise of warrants held by, Merlin General Partner II Ltd. (as General Partner of the Merlin Biosciences Fund G.b.R.), 549,744 shares held by, shares issuable upon automatic conversion of convertible notes held by, and shares issuable upon exercise of warrants held by, Merlin General Partner II Ltd. (as General Partner of the Merlin Biosciences Fund L.P.), 1,070 shares held by Merlin General Partner Limited and 2,500 shares held by Merlin Ventures Limited. Voting and investment power over the investment in BioVex held by Merlin General Partner II Ltd. (as General Partner of the Merlin Biosciences Fund G.b.R.) and Merlin General Partner II Ltd. (as General Partner of the Merlin Biosciences Fund L.P.) is exercised by the board of directors of Merlin General Partner II Ltd., which is comprised of ten persons. Voting and investment power over the investment in BioVex held by Merlin General Partner Limited is exercised by the board of directors of Merlin General Partner Limited, which is comprised of nine persons.

(3)	Consists of 57,581 shares held by, shares issuable upon automatic conversion of convertible notes held by, and shares issuable upon exercise of warrants held by, FCPI Poste Innovation, 119,830 shares held by FCPI Poste Innovation 2, 171,561 shares held by FCPI Poste Innovation 3, 145,127 shares held by FCPI Poste Innovation 5, 43,475 shares held by, shares issuable upon automatic conversion of convertible notes held by, and shares issuable upon exercise of warrants held by, FCPI Poste Innovation 6, 18,012 shares held by, shares issuable upon automatic conversion of convertible notes held by, and shares issuable upon exercise of warrants held by, Innoven 2001 FCPI No 5, 6,738 shares held by, shares issuable upon automatic conversion of convertible notes held by, and shares issuable upon exercise of warrants held by, Innoven 2002 FCPI No 6 and 6,778 shares held by, shares issuable upon automatic conversion of convertible notes held by, and shares issuable upon exercise of warrants held by, Innoven 2003 FCPI No 7. Voting and investment power over the investment in BioVex held by FCPI Poste Innovation, FCPI Poste Innovation 2, FCPI Poste Innovation 3, FCPI Poste Innovation 5, FCPI Poste Innovation 6, Innoven 2001 FCPI No 5, Innoven 2002 FCPI No 6 and Innoven 2003 FCPI No 7 is exercised by Innoven Partenaires SA, a management company. The individual within that management company who exercises control over investment decisions is Paul Toon, director of Innoven Partenaires SA. Mr. Toon disclaims beneficial ownership of all such shares held by the foregoing, except to the extent of his proportionate pecuniary interest therein.

(4)	Consists of 147,519 shares held by, shares issuable upon automatic conversion of convertible notes held by, and shares issuable upon exercise of warrants held by, Credit Lyonnais Innovation 3 Fonds Commun de Placement dans L’Innovation CLI3, 170,337 shares held by, shares issuable upon automatic conversion of convertible notes held by, and shares issuable upon exercise of warrants held by, Credit Lyonnais Innovation 4 Fonds Commun de Placement dan

L’Innovation CLI4, 75,608 shares held by, shares issuable upon automatic conversion of convertible notes held by, and shares issuable upon exercise of warrants held by, Credit Lyonnais Innovation 5 Fonds Commun de Placement dan L’Innovation CLI5, 34,421 shares held by, shares issuable upon automatic conversion of convertible notes held by, and shares issuable upon exercise of warrants held by, Credit Lyonnais Venture 1 Fonds Commun de Placement Risques CLV1 and 14,751 shares held by, shares issuable upon automatic conversion of convertible notes held by, and shares issuable upon exercise of warrants held by, Lion Capital Investissement Fonds Commun de Placement Risques LCI FCPR. Voting and investment power over the investments in BioVex held by Credit Lyonnais Innovation 3 Fonds Commun de Placement dans L’Innovation CLI3, Credit Lyonnais Innovation 4 Fonds Commun de Placement dan L’Innovation CLI4, Credit Lyonnais Innovation 5 Fonds Commun de Placement dan L’Innovation CLI5, Credit Lyonnais Venture 1 Fonds Commun de Placement Risques CLV1 and Lion Capital Investissement Fonds Commun de Placement Risques LCI FCPR is exercised by an investment committee comprised of eight persons.

(5)	Consists of 381,790 shares held by, shares issuable upon automatic conversion of convertible notes held by, and shares issuable upon exercise of warrants held by, Lloyds TSB Development Capital Limited, 10,263 shares held by Lloyds TSB Ventures Nominees Limited (A/C LDC Co-investment Plan 2001 ‘A’) and 10,263 shares held by Lloyds TSB Ventures Nominees Limited (A/C LDC Co-investment Plan 2001 ‘B’). Voting and investment power over the investments in BioVex held by Lloyds TSB Development Capital Limited, Lloyds TSB Ventures Nominees Limited (A/C LDC Co-investment Plan 2001 ‘A’) and Lloyds TSB Ventures Nominees Limited (A/C LDC Co-investment Plan 2001 ‘B’) is exercised by an investment committee comprised of four persons.

(6)	Voting and investment power over the investment in BioVex held by WestLB AG is exercised by the board of directors of WestLB AG, which has delegated its responsibility in this regard to an investment committee comprised of five persons.

(7)	Consists of 332,530 shares held, shares issuable upon automatic conversion of convertible notes held, and shares issuable upon exercise of warrants held. Voting and investment power over the investment in BioVex held by GeneChem Therapeutics Venture Fund L.P. is exercised by GeneChem Therapeutics, Inc., which is the general partner of the limited partnership that invests in BioVex. GeneChem Therapeutics, Inc. has named a management company, GeneChem Management, Inc., to be responsible for investment decisions. The individual within that management company who exercises control over those decisions is Louis Lacasse, president of GeneChem Management, Inc. Mr. Lacasse disclaims beneficial ownership of all such shares held by the foregoing, except to the extent of his proportionate pecuniary interest therein.

(8)	Consists of 301,799 shares held by, shares issuable upon automatic conversion of convertible notes held by, and shares issuable upon exercise of warrants held by, SEP II and 14,371 shares held by, shares issuable upon automatic conversion of convertible notes held by, and shares issuable upon exercise of warrants held by, SEP II B. Voting and investment power over the investments in BioVex held by SEP II and SEP II B is exercised by the general partner of each, a UK corporation. The general partner has contracted with Scottish Equity Partners Limited, a UK corporation, such that Scottish Equity Partners Limited is responsible for the investment decisions of SEP II and SEP II B. Investment decisions of Scottish Equity Partners Limited are made by a group comprised of four of the five directors of the company.

(9)	Consists of 265,583 shares held, shares issuable upon automatic conversion of convertible notes held, and shares issuable upon warrants held. Voting and investment power over the investment in BioVex held by ABN AMRO Participaties B.V. is exercised by ABN AMRO Bank N.V., which is the sole owner and sole director of ABN AMRO Participaties B.V. Within ABN AMRO Bank N.V., investment decisions with regard to BioVex are made by ABN AMRO Capital Life/Sciences, a department within ABN AMRO Bank N.V that is responsible for life sciences investments. An investment committee within ABN AMRO Capital Life/Sciences that is comprised of five persons is responsible for investment decisions of ABN AMRO Capital Life/Sciences.

(10)	Voting and investment power over the investment in BioVex held by V-Sciences Investments Pte. Ltd. is exercised by a board of directors comprised of four persons.

(11)	Consists of options to purchase 120,000 shares held by Dr. Beynon that are unvested and that will become vested upon the closing of the offering.

(12)	Consists of 80,000 shares held by Mr. Astley-Sparke that are unvested and subject to our right of repurchase, and that will become vested upon the closing of this offering.

(13)	Includes options to purchase 120,000 shares held by Dr. Coffin that are unvested, and that will become vested upon the closing of the offering.

(14)	Consists of shares held by Genechem Therapeutics Venture Fund L.P. Ms. Holzbaur is a Vice President of Genechem Management, Inc., the management company of such fund. Ms. Holzbaur disclaims beneficial ownership of such shares, except to the extent of her pecuniary interest therein.

(15)	Includes 447,720 shares that are unvested and subject to our right of repurchase, or shares that are subject to unvested options, and that will become vested upon the closing of this offering and shares issuable upon exercise of warrants.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Upon the completion of this offering, our authorized capital stock will consist of 25,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, all of which preferred stock will be undesignated.

As of August 4, 2006, we had issued and outstanding:

•	224,220 shares of common stock;

•	9,521,832 shares of series A preferred stock;

•	18,931,043 shares of series B preferred stock,

•	2,529,366 shares of series C preferred stock;

•	7,588,098 shares of series D preferred stock; and

•	1,900,000 shares of series M preferred stock.

Following our 1-for-10 reverse stock split effected on August 4, 2006, every 10 shares of each series of our preferred stock is convertible into one share of our common stock.

Upon the closing of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of 4,047,033 shares of our common stock. In addition, immediately prior to the closing of this offering, we will issue an additional 4,357,114 shares of common stock to the holders of our preferred stock as a stock dividend. See “Relationships and Transactions with Related Parties — Stock Issuances — Stock Dividend”.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends that may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon completion of this offering, there will be no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Options

As of August 25, 2006, there were outstanding options to purchase 452,270 shares of common stock at an exercise price of $0.001 per share.

Registration Rights

Upon the completion of this offering, holders of an aggregate of           shares of our common stock and the holders of warrants to purchase           shares of our common stock will have the right to require us to register these shares under the Securities Act under specific circumstances.

Demand Registration Rights.  After the lock-up period described under the heading “Underwriting”, subject to specified limitations, holders of at least 20% of the shares having registration rights may require that we register all or part of these securities for sale under the Securities Act. Until we are entitled to register our shares on Form S-3, a short form registration statement, these holders may only make three demands for registration of their securities. Once we are entitled to use Form S-3, holders of shares having registration rights and with an aggregate value of at least $1,000,000 may make demands for registrations on Form S-3 on up to two occasions during any 12-month period.

Incidental Registration Rights.  If we register any of our common stock, either for our own account or for the account of other security holders, all of the holders of the shares having registration rights are entitled to notice of the registration and to include their shares of common stock in the registration.

Limitations and Expenses.  With specified exceptions, a holder’s right to include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of any registration will generally be paid by us, and all selling expenses will be paid by the holders of the securities being registered.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Nasdaq Global Market

We have applied for the quotation of our common stock on the Nasdaq Global Market under the symbol “BVEX.”

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding           shares of common stock. Prior to this offering, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Of the shares to be outstanding after completion of this offering, the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Certain of our existing stockholders and their affiliated entities have indicated an interest in purchasing up to an aggregate of $5,000,000 of our common stock in this offering at the initial public offering price. Assuming an initial public offering price of $      per share (the midpoint of the estimated price range shown on the cover page of this prospectus), these stockholders may, at the discretion of the underwriters, purchase up to          of the           shares to be sold in this offering. Because indications of interest are not binding agreements or commitments to purchase, however, these stockholders may not purchase any common stock in this offering. The remaining shares of common stock are “restricted securities” under Rule 144. We expect that substantially all of these restricted securities will be subject to the lock-up period described below.

After the lock-up period described below, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of the common stock then outstanding, which will equal approximately shares immediately after this offering, and

•	the average weekly trading volume in our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Upon completion of the lock-up period described below, substantially all of our outstanding restricted securities will be eligible for sale under Rule 144.

Rule 144(k)

Subject to the lock-up agreements described below,           shares of our common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information about us or volume, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Upon expiration of the lock-up period described below, unless held by our affiliates, approximately           shares of common stock will be eligible for sale under Rule 144(k).

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144. Subject to the 180-day lock-up period described below, approximately           shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-up Agreements

In connection with this offering, we and all of our officers and directors and holders of substantially all of our outstanding stock will agree that, without the prior written consent of the representative, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

The representative of the underwriters does not have any pre-established conditions to waiving the terms of these lock-up restrictions. Any determination to release any shares subject to the lock-up restrictions would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale by us or any of our officers, directors or stockholders. The 180-day restricted period may be extended under specified circumstances. The lock-up restrictions, certain exceptions and the circumstances under which the 180-day restricted period may be extended are described in more detail under “Underwriting.”

Registration Rights

Upon the completion of this offering, the holders of an aggregate of           shares of our common stock and the holders of warrants to purchase          shares of our common stock will have the right to require us to register these shares under the Securities Act under certain circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. Please see “Description of Capital Stock — Registration Rights” for additional information regarding these registration rights.

Stock Options

As of August 25, 2006, we had outstanding options to purchase 452,270 shares of common stock, substantially all of which will vest upon the closing of this offering. Following the expiration of the lockup period in connection with this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and options and other awards issuable pursuant to our 2006 stock incentive plan.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, the underwriters named below, for whom Janney Montgomery Scott LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares

Janney Montgomery Scott LLC
Stifel, Nicolaus & Company, Incorporated

Total:

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $           a share below the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of           additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $          , the total underwriters’ discounts and commissions would be $           and the total proceeds to us would be $          .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

Certain of our existing stockholders and their affiliated entities, including ABN Amro Participaties B.V., Avalon Ventures, Credit Agricole Private Equity, Genechem Therapeutics, Innoven Partenaires, Lloyds TSB Development Capital and Scottish Equity Partners, have indicated an interest in purchasing up to an aggregate of $5,000,000 of our common stock in this offering at the initial public offering price. Assuming an initial public offering price of $      per share (the midpoint of the estimated price range shown on the cover page of this prospectus), these stockholders may, at the discretion of the underwriters, purchase up to           of the          shares to be sold in this offering. Because indications of interest are not binding agreements or commitments to purchase, however, these stockholders may not purchase any common stock in this offering.

We and all of our directors and officers and holders of substantially all of our outstanding stock will agree that, without the prior written consent of the representative on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the representative of the underwriters waives, in writing, such extension.

We and all of our directors and officers and holders of substantially all of our outstanding stock will agree that, without the prior written confirmation from us or the representative of the underwriters that the lock-up restrictions have expired, we will not engage in any transaction that may be restricted by the lock-up restrictions during the 34-day period beginning on the last day of the 180-day restricted period.

These restrictions do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering;

•	transfers by any person other than us of shares of common stock or other securities as a bona fide gift; or

•	distributions other than by us of shares of common stock or other securities to limited partners or stockholders;

provided that in the case of each of the last three transactions, no filing under Section 16(a) of the Exchange Act is required or is voluntarily made in connection with the transaction, and in the case of each of the last two transactions, each donee or distributee agrees to be subject to the restrictions on transfer described above.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

In addition, we estimate that the expenses of this offering payable by us, other than underwriting discounts and commissions, will be approximately $          .

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We have applied for quotation of our common stock on the Nasdaq Global Market under the symbol “BVEX.”

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

The validity of the common stock we are offering and other legal matters will be passed upon by Wilmer Cutler Pickering Hale and Dorr LLP, London, England. Legal matters in connection with this offering will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

EXPERTS

The financial statements as of March 31, 2005 and 2006 and for each of the three years in the period ended March 31, 2006 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, and in each instance, we refer you to the copy of the contract or other documents filed as an exhibits to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the Securities and Exchange Commission’s public reference room, which is located at 100 F Street, N.E., Washington, DC 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the Securities and Exchange Commission’s public reference room. In addition, the Securities and Exchange Commission maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. You may access the registration statement of which this prospectus is a part at the Securities and Exchange Commission’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports proxy statements and other information with the Securities and Exchange Commission.

We maintain an Internet website at www.biovex.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

BioVex Group, Inc. (a development stage company)

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated statements of operations for the years ended March, 31, 2004, 2005 and 2006 and period from inception and the quarters ended June 30, 2005 and 2006 (unaudited)	F-3
Consolidated balance sheets at March 31 2005 and 2006 and June 30, 2006 (unaudited)	F-4
Consolidated statements of redeemable convertible preferred stock, stockholders’ deficit and comprehensive loss for the years ended March 31, 2004, 2005 and 2006 and period from inception and the quarters ended June 30, 2005 and 2006 (unaudited)
F-5
Consolidated statements of cash flows for the years ended March, 31, 2004, 2005 and 2006 and period from inception and the quarters ended June 30, 2005 and 2006 (unaudited)	F-6
Notes to the consolidated financial statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
BioVex Group, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible preferred stock, stockholders’ deficit and comprehensive loss, and of cash flows present fairly, in all material respects, the financial position of BioVex Group, Inc. and its subsidiaries (a development stage company) at March 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended and, cumulatively, for the period from December 15, 1997 (date of inception) to March 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and will require additional cash to fund operations for the year ending March 31, 2007. These matters raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

Boston, Massachusetts
June 19, 2006, except for Note 10, as to which the date is August 29, 2006

BioVex Group, Inc. (a development stage company)

Consolidated Statements of Operations

				Period from
				December 15, 1997			Period from
				(Date of Inception)			December 15, 2007
	Years Ended March 31,			to March 31,	Three Months Ended June 30,		(Date of Inception) to
	2004	2005	2006	2006	2005	2006	June 30, 2006
					(Unaudited)		(Unaudited)

Revenues	$39,868	$40,929	$21,969	$164,440	$21,969	$—	$164,440
Operating expenses:
Research and development	6,545,665	10,154,271	10,925,762	38,178,350	2,447,288	2,971,661	41,150,011
Administrative	2,782,651	3,653,479	5,487,762	18,434,537	1,395,170	973,342	19,407,879

Total operating expenses	9,328,316	13,807,750	16,413,524	56,612,887	3,842,458	3,945,003	60,557,890

Loss from operations	(9,288,448)	(13,766,821)	(16,391,555)	(56,448,447)	(3,820,489)	(3,945,003)	(60,393,450)
Interest expense	(19,536)	(9,313)	(3,699)	(169,808)	(1,257)	—	(169,808)
Interest income	269,530	622,485	745,664	2,293,180	214,977	110,833	2,404,013

Loss before income tax	$(9,038,454)	$(13,153,649)	$(15,649,590)	$(54,325,075)	$(3,606,769)	$(3,834,170)	$(58,159,245)
Income tax benefit	1,244,429	1,434,560	1,393,737	5,697,256	476,243	374,151	6,071,407

Net loss	$(7,794,025)	$(11,719,089)	$(14,255,853)	$(48,627,819)	$(3,130,526)	$(3,460,019)	$(52,087,838)

Basic and diluted net loss per common share	$(61.59)	$(89.65)	$(109.06)		$(23.95)	$(26.47)
Weighted average shares used in computing basic and diluted loss per common share	126,554	130,720	130,720		130,720	130,720

Unaudited proforma net loss per common share (basic and diluted)			$(1.68)			$(0.41)

Weighted average shares used to compute unaudited proforma net loss per common share			8,496,691			8,496,691

The accompanying notes are an integral part of these consolidated financial statements

BioVex Group, Inc. (a development stage company)

Consolidated Balance Sheets

				Pro Forma
				Stockholders’
				Equity at
	March 31,		June 30,	June 30, 2006
	2005	2006	2006	(Note 2)
			(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$20,251,905	$11,317,177	$9,086,715
Income tax receivable	2,059,094	1,390,718	1,823,595
Prepaid expenses and other assets	428,973	972,736	1,643,219

Total current assets	22,739,972	13,680,631	12,553,529
Property and equipment, net	1,204,305	828,127	826,724

TOTAL ASSETS	$23,944,277	$14,508,758	$13,380,253

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Lease Obligations	—	—	—
Notes Payable	—	—	—
Capital lease obligations, current portion	$66,506	$—	$—
Accounts payable	837,910	1,132,024	2,606,082
Accrued payroll and compensation	417,244	384,554	416,846
Accrued program costs	27,568	325,365	331,838
Accrued license fees	—	175,525	183,243
Accrued professional fees	42,632	188,141	332,577
Accrued expenses	198,044	140,893	163,506
Deferred revenue	184,892	170,233	177,719

Total current liabilities	1,774,796	2,516,735	4,211,811
Long term liabilities	—	208,778	319,403

Total liabilities	1,774,796	2,725,513	4,531,214
Commitments and Contingencies (Note 7)
Redeemable convertible preferred stock, $.0001 par value:
Authorized shares — 43,170,337
Issued and outstanding shares — 36,495,622 at March 31, 2005 and 40,470,339 at March 31, 2006 (Liquidation preferences of $62,036,584 at March 31, 2006)	53,885,416	59,238,873	59,238,873
Stockholders’ deficit:
Common stock, $.0001 par value:
Authorized shares — 50,860,902
Issued and outstanding shares — 130,720 at March 31, 2005 224,220 at March 31, and June 30 (unaudited) 2006 and 8,628,368 pro forma (unaudited) at June 30, 2006	13	22	22	22
Additional paid-in capital	108,010	759,602	759,602	759,602
Accumulated other comprehensive income	2,548,008	1,064,075	1,589,888	1,589,888
Deferred compensation	—	(651,508)	(651,508)	(651,508)
Accumulated deficit	(34,371,966)	(48,627,819)	(52,087,838)	(52,087,838)

Total stockholders’ deficit	(31,715,935)	(47,455,628)	(50,389,834)	(50,389,834)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$23,944,277	$14,508,758	$13,380,253	$13,380,253

The accompanying notes are an integral part of these consolidated financial statements

BioVex Group, Inc. (a development stage company)

Consolidated Statements of Redeemable Convertible Preferred Stock, Stockholders’ Deficit and Comprehensive Loss
Period from December 15, 1997 (date of inception) to June 30, 2006

	Redeemable					Accumulated
	Convertible					Other				Total
	Preferred Shares		Common Shares		Additional	Comprehensive	Deferred	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Paid-In Capital	Income(Loss)	Compensation	Deficit	Income(Loss)	Deficit
Inception to March 31, 2003 (See Note 5)	11,421,832	$19,347,174	122,500	$12	111	$154,410	—	$(14,858,852)		$(14,704,319)
Issuance of Common Shares			8,220	1	107,899					107,900
Issuance of Series B Preferred Shares net of $371,246 Issuance Costs	9,835,447	12,538,030
Issuance of Series C Preferred Shares	1,264,684	1,660,002
Currency Translation Adjustment						1,556,642			$1,556,642	1,556,642
Net Loss								(7,794,025)	(7,794,025)	(7,794,025)

Total comprehensive loss									(6,237,383)

Balance at March 31, 2004	22,521,963	$33,545,206	130,720	$13	$108,010	$1,711,052	$—	$(22,652,877)		$(20,833,802)

Issuance of Series B Preferred Shares	9,095,596	12,801,585
Issuance of Series C Preferred Shares	1,264,682	1,780,000
Issuance of Series D Preferred Shares net of $31,375 Issuance Costs	3,613,381	5,758,625
Currency Translation Adjustment						836,956			836,956	836,956
Net Loss								(11,719,089)	(11,719,089)	(11,719,089)

Total comprehensive loss									(10,882,133)

Balance at March 31, 2005	36,495,622	$53,885,416	130,720	$13	$108,010	$2,548,008	$—	$(34,371,966)		$(31,715,935)

Issuance of Series D Preferred Shares net of $13,089 Issuance Costs	3,974,717	5,353,457
Exercise of Restricted Stock			93,500	9	84					93
Deferred compensation					651,508		(651,508)
Currency Translation Adjustment						(1,483,933)			(1,483,933)	(1,483,933)
Net Loss								(14,255,853)	(14,255,853)	(14,255,853)

Total comprehensive loss									$(15,739,786)

Balance at March 31, 2006	40,470,339	$59,238,873	224,220	$22	$759,602	$1,064,075	$(651,508)	$(48,627,819)		$(47,455,628)

Currency Translation Adjustment (unaudited)						525,813			525,813	525,813

Net Loss (unaudited)								(3,460,019)	(3,460,019)	(3,460,019)

Total comprehensive loss (unaudited)									(2,934,206)

Balance at June 30, 2006 (unaudited)	40,470,339	$59,238,873	224,220	$22	$759,602	$1,589,888	$(651,508)	$(52,087,838)		$(50,389,834)

The accompanying notes are an integral part of these consolidated financial statements

BioVex Group, Inc. (a development stage company)

Consolidated Statements of Cash Flows

				Period from			Period from
				December 15, 1997			December 15, 1997
				(Date of Inception)			(Date of Inception)
	Years Ended March 31,			to March 31,	Three Months Ended June 30,		to June 30,
	2004	2005	2006	2006	2005	2006	2006

OPERATING ACTIVITIES
Net Loss	$(7,794,025)	$(11,719,089)	$(14,255,853)	$(48,627,819)	$(3,130,526)	$(3,460,019)	$(52,087,838)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	507,537	551,359	515,514	2,479,173	135,230	131,470	2,610,643
Changes in operating assets and liabilities:
Accounts receivable	(33,884)	33,884	—	—	—	—	—
Income tax receivable	(272,227)	(792,193)	518,640	(1,250,827)	(463,129)	(371,727)	(1,622,554)
Prepaid expenses and other current assets	44,373	(88,491)	(577,169)	(938,896)	(218,163)	(655,037)	(1,593,933)
Accounts payable	777,568	(492,319)	229,318	890,058	(260,366)	1,588,244	2,478,302
Deferred revenue	199,656	(36,916)	—	162,740	—	—	162,740
Accrued liabilities	210,220	53,200	957,205	1,558,535	293,472	138,906	1,697,441

Net cash flows used in operating activities	(6,360,782)	(12,490,565)	(12,612,345)	(45,727,036)	(3,643,482)	(2,628,163)	(48,355,199)
INVESTING ACTIVITIES
Purchases of short-term investments	(5,513,700)	—	—	(5,513,700)	—	—	(5,513,700)
Maturities of short-term investments	—	5,513,700	—	5,513,700	—	—	5,513,700
Purchases of property and equipment	(186,286)	(163,521)	(233,916)	(2,655,194)	(76,689)	(93,001)	(2,748,195)

Net cash (used in) provided by investing activities	(5,699,986)	5,350,179	(233,916)	(2,655,194)	(76,689)	(93,001)	(2,748,195)
FINANCING ACTIVITIES
Proceeds from bridge loan	—	—	—	1,220,712	—	—	1,220,712
Repayment of capital lease obligations	(140,056)	(84,610)	(62,871)	(403,532)	—	—	(403,532)
Proceeds from issuance of convertible preferred shares, net of issuance costs	14,198,032	20,340,210	5,353,457	58,017,565	2,748,298	—	58,017,565
Proceeds from issuance of common shares, net	107,900	—	93	107,993	—	—	107,993

Net cash flows provided by financing activities	14,165,876	20,255,600	5,290,679	58,942,738	2,748,298	—	58,942,738
Effect of foreign exchange on cash and cash equivalents	1,364,731	784,506	(1,379,146)	756,669	(849,830)	498,666	1,255,335
Net increase (decrease) in cash and cash equivalents	3,469,839	13,899,720	(8,934,728)	11,317,177	(1,821,703)	(2,222,498)	9,094,679

Cash and cash equivalents at beginning of year	2,882,346	6,352,185	20,251,905	—	20,251,905	11,317,177	—
Cash and cash equivalents at end of year	$6,352,185	$20,251,905	$11,317,177	$11,317,177	$18,430,202	$9,094,679	$9,094,679

Supplementary cash flow information:
Interest paid	$19,536	$9,313	$3,699	$169,808	$1,257	$—	$169,808
Conversion of convertible loan into preferred shares	$—	$—	$—	$1,220,712	$—	$—	$1,220,712
Property and equipment acquired under capital leases	$—	$—	$—	$347,163	$—	$—	$347,163

The accompanying notes are an integral part of these consolidated financial statements

BioVex Group, Inc. (a development stage company)

Notes to Consolidated Financial Statements

1	Business Description

The consolidated financial statements of BioVex Group, Inc., a Delaware corporation (“BioVex” or the “Company”) include the accounts of its directly wholly owned subsidiary, BioVex Limited, a limited company incorporated under the laws of England and Wales, and its indirectly wholly owned subsidiary, BioVex, Inc., a Delaware corporation. BioVex is a clinical-stage biotechnology company focused on the development and future commercialization of targeted treatments for cancer and the prevention of infectious disease. BioVex Limited was incorporated in the United Kingdom in 1997 and began operations in 1999. All of the Company’s operations for periods through March 31, 2005 have been carried out in the United Kingdom. The Company relocated its headquarters to the United States during the fiscal year ended March 31, 2006.

BioVex Group, Inc. was incorporated in Delaware in July 2005. In August 2005, the shareholders of all classes of outstanding shares of BioVex Limited contributed 100% of their equity interests in BioVex Limited to BioVex Group, Inc., in exchange for equity interests in BioVex Group, Inc. As BioVex Group, Inc. and BioVex Limited are entities organized under the common control of the same group of shareholders, the historical consolidated financial statements of BioVex Limited, the predecessor company, became the historical consolidated financial statements of BioVex Group, Inc. No goodwill or other intangible assets arose from this transaction.

The Company has had limited operations to date and its activities have consisted primarily of raising capital, conducting research and development and recruiting personnel. Accordingly, the Company is considered to be in the development stage at March 31, 2006, as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises.” The Company’s fiscal year ends on March 31. The Company operates as one reportable segment.

The Company has a limited operating history and it has incurred losses from operations since its inception. The Company has an accumulated deficit of $48,627,819 at March 31, 2006. The accompanying consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern. The Company’s recurring losses from operations and limited funds raise substantial doubt about its ability to continue as a going concern. Management’s plans with regard to these matters include seeking additional financing arrangements, continued research and development and seeking collaboration arrangements with corporate sources. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amount or classification of liabilities, or any adjustments that might be necessary should the Company be unable to continue as a going concern.

The Company expects to incur substantial expenditures in the foreseeable future for the research, development and commercialization of its product candidates. The Company will need additional financing to obtain regulatory approvals, fund operating losses, and, if deemed appropriate, establish manufacturing, sales and marketing capabilities, which it will seek to raise through public or private equity or debt financings, collaborative or other arrangements with corporate sources, or through other sources of financing. Adequate additional funding may not be available to the Company on acceptable terms or at all. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategies. If adequate funds are not available to the Company, the Company may be required to delay, reduce or eliminate research and development programs, reduce or eliminate commercialization efforts, obtain funds through arrangements with collaborators or others on terms unfavorable to the Company or pursue merger or acquisition strategies.

There can be no assurance that the Company’s research and development will be successfully completed, that adequate patent protection for the Company’s technology will be obtained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. In addition, the Company operates in an environment of rapid change in technology and substantial

BioVex Group, Inc. (a development stage company)

Notes to Consolidated Financial Statements — (Continued)

competition from pharmaceutical and biotechnology companies, and is dependent upon the services of its employees and its consultants.

2	Unaudited Pro forma Presentation

The Company’s historical capital structure is not indicative of its capital structure after the proposed initial public offering (IPO) due to the anticipated conversion of all shares of convertible preferred stock into shares of common stock concurrent with the closing of the Company’s proposed IPO. Accordingly, unaudited pro forma stockholders’ equity at June 30, 2006 and net loss per common share for the year ended March 31, 2006 and the quarter ended June 30, 2006 are presented. Unaudited pro forma stockholders’ equity includes the pro forma effect of the conversion of all shares of convertible preferred stock into common shares concurrent with the proposed IPO, the stock dividend of an aggregate of 4,357,114 shares of common stock, with an estimated value of $      , issuable to preferred shareholders immediately prior to the closing of the IPO and the estimated charge of $      upon vesting of stock options and restricted stock concurrent with the proposed IPO. Unaudited pro forma basic and diluted net loss per common share is computed by dividing the net loss attributable to common stockholders by the pro forma number of common shares outstanding, assuming the conversion of the convertible preferred stock into shares of the Company’s common stock which will occur upon the closing of the Company’s proposed IPO, as if such conversion occurred at the date of the original issuance of the shares of convertible preferred stock.

Unaudited pro forma net loss excludes estimated charges of $      for stock dividends payable to preferred stockholders in an IPO and estimated charges of $      upon vesting of stock options and restricted stock. We expect these charges to be material. Unaudited pro forma weighted average shares includes the additional common shares issuable to preferred shareholders as a stock dividend upon an IPO and to convertible note holders upon conversion in an IPO.

On August 4, 2006, the Company’s stockholders approved a 1-for-10 reverse stock split. Common share and common share-equivalents have been restated to reflect the reverse stock split for all periods presented.

3	Summary of Significant Accounting Policies

Basis of Presentation and consolidation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions are eliminated.

Unaudited Interim Financial Statements

The unaudited financial statements as of June 30, 2006 and for the three months ended June 30, 2005 and 2006 have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair statement of the results of these interim periods have been included. The results of operations for the three months ended June 30, 2005 and 2006 are not necessarily indicative of the results that may be expected for the full year.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements

BioVex Group, Inc. (a development stage company)

Notes to Consolidated Financial Statements — (Continued)

and the reported amounts of revenues and expenses during the reporting period. Significant estimates include accruals and income taxes. Although the Company regularly assesses these estimates, actual results could differ from those estimates. Changes in estimates are recorded in the period in which they become known.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents.

Foreign currencies translation

The functional currency of BioVex Limited is the local currency (UK £), and accordingly, all assets and liabilities are translated using the exchange rate at the balance sheet date. Revenues, expenses and cash flows are translated at average rates during the period. Adjustments resulting from the translation of the financial statements of BioVex Limited into US Dollars are excluded from the determination of net loss and are accumulated in other comprehensive income (loss) within stockholders’ deficit. Foreign currency transaction gains and losses are reported in the accompanying consolidated statements of operations.

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, investments in short-term debt securities, accounts receivable, accounts payable and accrued expenses. The carrying amounts reported in the balance sheets approximate their fair value at March 31, 2006 and 2005.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables and short-term cash investments in treasury bills, certificates of deposit and commercial paper. The Company restricts its investments to repurchase agreements with major banks, U.S. and UK government and corporate securities, and mutual funds that invest in U.S. and UK government securities, which are subject to minimal credit and market risk. The Company’s customers are concentrated in the pharmaceutical industry, and relatively few customers account for a significant portion of the Company’s revenues. The Company regularly monitors the creditworthiness of its customers and believes its exposure to potential credit losses is not material.

Revenue recognition

Revenue to date consists of fees paid by potential collaborative partners to allow them to evaluate the Company’s gene target validation platform as a research tool. Revenue is recognized when evidence of an arrangement exists, terms are fixed or determinable, all contractual obligations under the agreements have been satisfied and collection is reasonably assured.

Accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance when the Company feels it is probable the receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to customers.

BioVex Group, Inc. (a development stage company)

Notes to Consolidated Financial Statements — (Continued)

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives at March 31, 2006:

Plant and equipment	—	3 to 5 years
Leasehold improvements	—	Lease term

Equipment held under capital leases is recorded at the fair value of the equipment at the inception of the lease. Leasehold improvements and equipment held under capital leases are amortized over the shorter of their estimated useful lives or the term of the respective leases. Repair and maintenance costs are expensed as incurred.

The Company periodically evaluates the recoverability of long-lived assets whenever events and changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. This periodic review may result in an adjustment of estimated depreciable lives or an asset impairment. When indicators of impairment are present, the carrying value of the asset or asset grouping are evaluated in relation to their operating performance and future undiscounted cash flows of the asset. If the future undiscounted cash flows are less than their book value, an impairment exists. The impairment is measured as the difference between the book value and the fair value of the underlying asset. Fair values are based on estimates of market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

When an asset is retired, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the determination of operating profit (loss).

Research and development

Research and development expenditure is charged to the statement of operations account as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries and benefits, facilities costs, clinical trial and related supply costs, contract services, depreciation and amortization expense and other related costs.

Income taxes

The Company records income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. The Company’s consolidated financial statements contain certain deferred tax assets, which have arisen primarily as a result of operating losses, as well as other temporary differences between financial and tax accounting. SFAS No. 109 “Accounting for Income Taxes,” requires the Company to establish a valuation allowance if the likelihood of realization of the deferred tax assets is reduced based on an evaluation of objective verifiable evidence. Significant management judgement is required in determining the Company’s provision for income taxes, the Company’s deferred tax assets and liabilities and any valuation allowance recorded against those net deferred tax assets. The Company evaluates the weight of all available evidence to determine whether it is more likely than not that some portion or all of the net deferred income tax assets will not be realized.

Pension costs

The Company operates a defined contribution pension plan for its UK employees. The Company contributes to this plan based upon fixed percentages of employee compensation and such contributions are

BioVex Group, Inc. (a development stage company)

Notes to Consolidated Financial Statements — (Continued)

expensed as incurred. The amount of contributions expensed by the Company for the years ended March 31, 2004, 2005 and 2006 and inception to date were $171,878, $248,738, $256,598 and $989,984, respectively.

Accounting for stock based compensation

The Company applies the principles of Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its employee stock option compensation plans. Under APB 25, compensation expense is measured as the difference, if any, between the option exercise price and the fair value of the Company’s common stock at the date of grant. The Company’s stock options do not begin to vest until an IPO or change in control occurs, and the majority vest in full at this time. A measurement date for accounting purposes does not occur until an IPO or a change in control occurs. Accordingly, the Company has to date not recorded any stock compensation expense.

The Company will amortize employee stock compensation on an accelerated basis in accordance with FIN 28, an interpretation of APB25, over the applicable vesting period. For options vesting upon an IPO or a change in control, this will result in an immediate charge to the consolidated statement of operations in the period in which an IPO or change in control occurs.

Had the Company applied SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, as amended from FASB Statement No. 123”, for fixed stock-based awards to employees, the net loss for all periods presented would not have been different from the net loss reported in the consolidated statements of operations, as no measurement date for accounting purposes has occurred.

The Company adopted SFAS No. 123(R), “Share Based Payments”, on April 1, 2006. The Company expects to record a material charge to the consolidated statement of operations in the event the Company completes an IPO of its common stock (Note 5).

Comprehensive income/(loss)

Comprehensive income/ (loss) is comprised of net loss and other comprehensive income/ (loss). Other comprehensive income/ (loss) to date has comprised of currency translation adjustments.

Net loss per share

The Company computes net loss per share attributable to common stockholders in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS 128”). Under the provisions of SFAS 128, basic net loss per share attributable to common stockholders (“Basic EPS”) is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share attributable to common stockholders (“Diluted EPS”) is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares consist of the incremental common shares issuable upon the conversion of preferred stock, shares issuable upon the exercise of stock options and shares issuable upon the vesting of restricted stock units. Common stock equivalents have been excluded from the calculation of weighted average number of diluted common shares, as their effect would be antidilutive for all periods presented.

BioVex Group, Inc. (a development stage company)

Notes to Consolidated Financial Statements — (Continued)

The following potentially dilutive common share equivalents were excluded from the calculation of diluted net loss per common share because their effect was antidilutive for each of the periods presented:

				Three Months Ended
	Years Ended March 31,			June 30,
	2004	2005	2006	2006
				(unaudited)

Options	554,970	557,170	473,970	461,770
Restricted Stock	—	—	93,500	93,500
Redeemable Convertible Preferred Stock	1,689,587	2,860,940	3,954,143	4,047,034

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options and share-based payments granted to non-employee members of a company’s board of directors, to be recognized in the income statement based on their fair values using an option-pricing model, such as the Black-Scholes model, at the date of grant. The pro forma footnote disclosure alternative is no longer allowable under SFAS No. 123(R). On March 29, 2005, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 107 to express the SEC staff’s views regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provide the staff’s views regarding the valuation of share-based payment arrangements.

The Company is required to adopt SFAS 123(R) in the first quarter of fiscal 2007, beginning April 1, 2006. Under SFAS 123(R), the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The Company expects to elect to use the modified prospective method for adoption, which requires compensation expense to be recorded for all unvested stock options and restricted shares beginning in the first quarter after adoption. For all unvested options outstanding as of April  1, 2006, compensation expense previously measured under APB 25, but unrecognized, will be recognized using the straight-line method over the remaining vesting period, which in the case of awards vesting upon an IPO or change in control, will result in an immediate charge to the consolidated statement of operations. For share-based payments granted subsequent to April  1, 2006, compensation expense, based on the fair value on the date of grant, as defined by SFAS 123(R), will be recognized using the straight-line method from the date of grant over the service period of the employee receiving the award. The adoption of FAS 123(R) did not have a material impact for the quarter ended June 30, 2006 as all options vest upon an IPO.

On June 1, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which will require entities that voluntary make a change in accounting principle to apply that change retrospectively to prior periods’ financial statements, unless this would be impracticable. SFAS 154 supersedes Accounting Principles Board Opinion No. 20, “Accounting Changes” (APB 20), which previously required that most voluntary changes in accounting principle be recognized by including in the current period’s net income the cumulative effect of changing to the new accounting principle. SFAS 154 also makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. SFAS 154 applies to accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. We do not expect the adoption of this statement to have a material impact on our financial condition or results of operations.

BioVex Group, Inc. (a development stage company)

Notes to Consolidated Financial Statements — (Continued)

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN No. 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN No. 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company has not yet determined the impact this interpretation will have on its results of operations or financial position.

4	Property and Equipment

	March 31,
	2005	2006

Leasehold improvements	$1,164,743	$1,152,047
Plant and equipment	2,020,266	2,008,294

	3,185,009	3,160,341
Less: accumulated depreciation	(1,980,704)	(2,332,214)

Property and equipment, net	$1,204,305	$828,127

Depreciation charged to the consolidated statements of operations for the years ended March 31, 2005 and 2006 was $551,359 and $515,514 respectively, which included depreciation expense of leased assets of $109,465, and $91,116, respectively. Depreciation charged to the consolidated statements of operations from December 15, 1997 (date of inception) to March 31, 2006 was $2,479,173.

5	Common Stock and Redeemable Preferred Stock

On August 30, 2005 all outstanding classes of shares of BioVex Limited, a limited company organized under the laws of England and Wales, were exchanged for shares in the capital stock of the Company pursuant to a Share Contribution and Exchange Agreement (the “exchange”) (Note 1).

BioVex Limited had issued 125,000 ordinary shares to its founders at par value and on February 12, 1999, BioVex Limited issued 187,500 ordinary shares at £16.00 per share for total gross proceeds of £3,000,000.

On July 30, 2001, BioVex Limited issued 2,966,834 A ordinary shares at £0.04 per share, which included 409,934 shares for the conversion of a bridge loan and 6,140,438 convertible preference shares at £1.0 per share, which included 848,438 shares from a loan. The convertible preference shares were convertible into 986,064 A ordinary shares, subject to certain adjustments. On July 30, 2002, BioVex Limited issued an additional 1,768,166 A ordinary shares at £0.04 per share, and 3,659,562 convertible preference shares at £1.00 per share. Total gross proceeds of £10,000,000 were received.

On October 3, 2003, BioVex Limited issued 8,220 ordinary shares at £7.90 per share, 9,835,447 B ordinary shares at £0.79 per share, 1,264,684 C ordinary shares at £0.01 per share and 980,000 non-voting deferred shares at £1.00 per share, for total gross proceeds of £8,842,001. On October 3, 2004, BioVex Limited issued an additional 9,095,596 B ordinary shares, 1,264,682 C ordinary shares and 980,000 non-voting deferred shares, all at the same price per class of share as in October 2003, for total gross proceeds of £8,191,999. Although the convertible shareholders were not entitled under their existing anti-dilution rights, as a result of these new investments, the Company extinguished all outstanding convertible preference shares and issued 986,064 A ordinary shares and 97,995,307,538 non-voting deferred shares to the convertible preference holders and made an anti-dilution adjustment to the existing A ordinary shareholders. The 3,800,768 A ordinary shares issued as a result of this anti-dilution adjustment have been recorded as an A ordinary share split, and all periods presented have been adjusted to reflect this split. The non-voting deferred shares issued had no liquidation or preference

BioVex Group, Inc. (a development stage company)

Notes to Consolidated Financial Statements — (Continued)

rights until after £100,000,000,000 had been distributed to the ordinary holders. The Company determined that these shares had deminimus value and therefore no excess of fair value over carrying value was transferred to the convertible preference holders upon extinguishment.

On December 21, 2004, the Company issued 3,613,381 D ordinary shares at £0.83 per share for total gross proceeds of £3,000,000. The terms of the subscription agreement governing this financing stipulated that a bonus issue of 180,669 shares would accrue to the subscribers of these shares should additional new investment not have taken place by March 22, 2005. The award was subsequently made on May 26, 2005. On May 26, 2005, the Company issued 1,897,024 D ordinary shares for total gross proceeds of £1,500,000. On July 28, 2005, the Company issued 1,897,024 D ordinary shares for total proceeds of £1,500,000.

Under the exchange agreement, all outstanding classes of stock of BioVex Limited resulting from the above issuances were converted into Common and Preferred Stock of BioVex Group, Inc. as follows: 320,720 ordinary shares were converted into 130,720 shares of Common Stock and 1,900,000 shares of Series M Preferred Stock; 9,521,832 A Ordinary shares were converted into 9,521,832 shares of Series A Preferred Stock; 18,931,043 B Ordinary shares were converted into 18,931,043 shares of Series B Preferred Stock; 2,529,366 C Ordinary shares were converted into 2,529,366 shares of Series C Preferred Stock; and 7,588,098 D Ordinary shares were converted into 7,588,098 shares of Series D Preferred Stock. One shareholder received Series M Preferred Stock in exchange for its ordinary shares, as the Series M Preferred Stock contain additional liquidation preferences already held by the holder of ordinary shares. All non-voting deferred shares were cancelled in the exchange.

Accordingly, the Company’s consolidated statement of stockholders’ equity reflects the issuance of all classes of stock, previously issued by BioVex Limited in the United Kingdom, as if they were issued by BioVex Group, Inc., the entity incorporated in the United States of America, for all periods presented. The issuance of ordinary A shares and convertible preference shares, which were extinguished and converted into additional ordinary A and non-voting deferred shares, have been presented as the issuance of the Series A Preferred Stock they were exchanged for. The ordinary C shares and non-voting deferred shares have been presented as the issuance of the Series C Preferred Stock they were exchanged for. In addition, the issuance and subsequent cancellation of non-voting deferred shares and convertible preference shares have not been presented as these equity instruments were not in existence at the date of the exchange. All proceeds in British Pounds have been translated into US Dollars using the closing exchange rate on the day of receipt of proceeds.

The Company has recorded and presented the issuance of shares by BioVex Limited as follows:

The Company issued 125,000 shares of common stock to founders at par value from inception to November 14, 1998, and on February 12, 1999, the Company issued 187,500 shares of common stock at $26.10 per share for total gross proceeds of approximately $4,890,000.

On July 30, 2001, the Company issued 3,584,677 shares of Series A preferred stock at $2.98 per share, which included 409,934 shares for the conversion of a bridge loan. Total gross proceeds of $8,834,711 were received which included $1,220,712 related to a convertible loan. On July 30, 2002, the Company issued a further 2,136,387 shares of Series A preferred stock at $3.32 per share for total gross proceeds of $5,862,767.

On October 3, 2003, the Company issued 8,220 shares of common stock, 9,835,447 shares of Series B preferred stock and 1,264,684 shares of Series C preferred stock, for total gross proceeds of $14,569,278. On October 3, 2004, the Company issued 9,095,596 shares of Series B preferred stock and 1,264,682 shares of Series C preferred stock for total gross proceeds of $14,581,585.

On December 21, 2004, the Company issued 3,613,381 shares of Series D preferred stock for total gross proceeds of $5,790,000. The terms of the subscription agreement governing this financing stipulated

BioVex Group, Inc. (a development stage company)

Notes to Consolidated Financial Statements — (Continued)

that a bonus issue of 180,669 shares would accrue to the subscribers of these shares should additional new investment not have taken place by March 22, 2005. The award was subsequently made on May 26, 2005. On May 26, 2005, the Company issued 1,897,024 shares of Series D preferred stock for total gross proceeds of $2,748,298. On July 28, 2005, the Company issued 1,897,024 shares of Series D preferred stock for total proceeds of $2,618,248.

The Company is authorized to issue two classes of stock designated respectively Preferred Stock and Common Stock. The total number of shares of capital stock that the Company is authorized to issue is 94,031,239. The total number of shares of Common Stock the Company has authority to issue is 50,860,902, $0.0001 par value per share. The total number of shares of Preferred Stock the Company has authority to issue is 43,170,337, $0.0001 par value per share, of which:

•	9,692,462 shares are designated “Series A Preferred Stock”;

•	18,931,043 shares are designated “Series B Preferred Stock”;

•	2,529,366 shares are designated “Series C Preferred Stock”;

•	10,117,466 shares are designated “Series D Preferred Stock”; and

•	1,900,000 shares are designated “Series M Preferred Stock”.

The shares issued and outstanding comprise:

	March 31,		June 30,
	2005	2006	2006
			(unaudited)

Common stock $0.0001 (224,220 at March 31, 2006 and 130,720 at March 31, 2005)	$13	$22	$22

Series A preferred stock at $0.0001 (9,521,832 at March 31, 2006 and 2005)	14,490,574	14,490,574	14,490,574
Series B preferred stock at $0.0001 (18,931,043 at March 31, 2006 and 2005). Liquidation preferences of $40,429,136 at March 31, 2006 and 2005	25,231,715	25,231,715	25,231,715
Series C preferred stock at $0.0001 (2,529,366 at March 31, 2006 and 2005). Liquidation preferences of $5,401,714 at March 31, 2006 and 2005	3,440,002	3,440,002	3,440,002
Series D preferred stock at $0.0001 (7,588,098 at March 31, 2006 and 3,613,381 at March 31, 2005). Liquidation preferences of $10,803,934 and $5,144,732 at March 31, 2006 and 2005	5,758,625	11,112,082	11,112,082
Series M preferred stock at $0.0001 (1,900,000 at March 31, 2006 and 2005). Liquidation preferences of $5,401,800 at March 31, 2006 and 2005	4,964,500	4,964,500	4,964,500

Total redeemable convertible preferred stock	$53,885,416	$59,238,873	$59,238,873

BioVex Group, Inc. (a development stage company)

Notes to Consolidated Financial Statements — (Continued)

The rights of the different classes of stock of the Company are as follows:

Common Stock

General

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock. Dividends are due when and if declared by the board of directors.

Voting

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided that holders of Common Stock are not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of the Preferred Stock if the holders of such affected series are entitled to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law of the State of Delaware. There is no cumulative voting.

Redeemable Convertible Preferred Stock

Dividends

The Company may not declare, pay or set aside any dividends on shares of any class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless such dividends are distributed pro rata to the holders of the Common Stock and Preferred Stock (on an as-converted basis) then outstanding.

Liquidation Preferences

In the event of any dissolution or winding up of the Company, including a sale, lease assignment, license or other disposition of substantially all the assets, a merger or acquisition, a deemed liquidation will have occurred and the holders of shares of Preferred Stock then outstanding are entitled to be paid out of the assets available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares): (i) in respect of the Series B and C Preferred Stock, $2.1356 per share, plus any dividends declared but unpaid; and (ii) in respect of the Series D Preferred Stock, $1.4238 per share, plus any dividends declared but unpaid.

Those payments upon a deemed liquidation represent the redemption amounts of each of the classes of preferred stock. There are no other redemption provisions for the preferred shareholders.

If upon any such event, the assets available for distribution are insufficient to pay the holders of shares of Series B, C and D Preferred Stock the full preferential amounts to which they shall be entitled, the holders shall share ratably in any distribution of the assets available for distribution in proportion to the respective aggregate liquidation preference amounts.

After the payment of all preferential amounts required to be paid to the holders of Series B, C and D Preferred Stock, the holders of shares of Series M Preferred Stock then outstanding are entitled to be paid out of the assets available for distribution, before any payment shall be made to the holders of Common Stock, the lesser of (i) $2.8810 per share and (ii) the per share amount determined by dividing $5,401,800 by the number of shares of Series M Preferred Stock then outstanding, plus any dividends declared but unpaid.

BioVex Group, Inc. (a development stage company)

Notes to Consolidated Financial Statements — (Continued)

After the payment of all preferential amounts required to be paid to the holders of Preferred Stock above, the remaining assets of the Company available for distribution will be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of the Certificate of Incorporation immediately prior to such dissolution, liquidation or winding up of the Company.

Voting

The holders of Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock are convertible. Holders of Preferred Stock vote together with the holders of Common Stock, and with the holders of any other series of Preferred Stock, as a single class.

Conversion

Each share of Preferred Stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into such number of fully paid and non-assessable shares of Common Stock as is determined by converting at the applicable conversion rate in effect at the time of conversion. Each of the Preferred Series A, B, C, D and M Stock conversion rates is one share of Common Stock for every ten shares of Preferred Stock. Such initial conversion rates shall be subject to adjustment as provided below.

Upon the earlier of (i) the closing of the sale of shares of Common Stock in a firm-commitment underwritten public offering or (ii) a date specified by vote or written consent of the holders of 60% of the then outstanding shares of Preferred Stock, all outstanding shares of Preferred Stock automatically convert into shares of Common Stock, at the then effective applicable conversion rate.

Stock Dividend upon Dilutive Issuance

In the event that the Company issues any new shares or any securities convertible, exercisable into or exchangeable for new shares, at a price less than $1.4238 per share, the Company will issue to each holder of Series B, C and D Preferred Stock, by way of a stock dividend, the number of shares of Series B, C and D Preferred Stock derived by multiplying the number of Series B, C and D Preferred Stock in issue by the difference between $1.4238 and the share price of the new issue and then dividing the product by the share price of the new issue.

Stock Dividend upon Initial Public Offering (“IPO”)

In addition to the conversion feature above, the following preferred shares were entitled to receive a stock dividend upon IPO as described below.

Immediately prior to the closing of an IPO, the Company will issue to Series B and C preferred shareholders, by way of a stock dividend, the number of common shares equal to the number of respective Series B and C Preferred Shares multiplied by $2.1356, divided by the IPO price.

Immediately prior to the closing of an IPO, the Company will issue to Series D preferred shareholders, by way of a stock dividend, the number of common shares equal to the number of respective Series D Preferred Shares multiplied by $1.4238, divided by the IPO price.

Immediately prior to the closing of an IPO, the Company will issue to Series M preferred shareholders, by way of a stock dividend, the number of common shares equal to $5,401,800, divided by the IPO price.

BioVex Group, Inc. (a development stage company)

Notes to Consolidated Financial Statements — (Continued)

The issuance of these stock dividends to preferred stockholders upon an IPO will be recorded as a deduction to net income available to common stockholders, and as a result reduce earnings per common share. We expect this deduction to be material in the event of an IPO. No dividend will be issued upon an IPO to the holders of Common Stock or Series A Preferred Stock.

6	Stock Compensation Plans

In August 2005, the Company adopted the 2005 Stock Incentive Plan. The Company reserved 165,366 shares of common stock under the 2005 Stock Incentive Plan for issuance to eligible US and UK employees and non-employees and consultants. Awards granted under this plan do not begin to vest unless a change in control or an IPO occurs and expire 10 years from the date of grant. At March 31 2006, 93,500 shares of Restricted Stock and stock options for 15,200 shares were granted under the 2005 Stock Incentive Stock Plan. At March 31 2006, there were 56,666 shares available for grant under the 2005 Stock Incentive Plan. At June 30, 2006 there were 57,866 shares available for grant under the 2005 Stock Incentive Plan (unaudited).

In October 2003, BioVex Limited adopted the 2003 Enterprise Management Incentive (EMI) Scheme (this plan was assumed by the Company in connection with the exchange). 570,920 shares of common stock were reserved under the 2003 Enterprise Management Incentive (EMI) Scheme for issuance to eligible UK employees. Options granted under the EMI Scheme become fully exercisable immediately after a change in control or IPO occurs, and expire ten years from the grant date. Following the adoption of the 2005 Stock Incentive Plan, the 2003 Enterprise Management Incentives (EMI) Scheme has been closed and no additional options will be granted under the plan.

Information with respect to stock option activity is as follows:

		Weighted
		Average
	Number of	Exercise
	Shares	Price

Inception to March 31, 2003	104,270	$10.457
Granted	554,970	$0.001
Forfeited	(600)	$6.20
Cancelled	(103,670)	$10.481

Outstanding at March 31, 2004	554,970	$0.001
Granted	7,200	$0.001
Forfeited	(5,000)	$0.001

Outstanding at March 31, 2005	557,170	$0.001
Cancelled	(80,000)	$0.001
Granted	16,400	$0.001
Forfeited	(19,600)	$0.001
Outstanding at March 31, 2006	473,970	$0.001

Forfeited (unaudited)	(12,200)	$0.001
Outstanding at June 30, 2006 (unaudited)	461,770	$0.001

BioVex Group, Inc. (a development stage company)

Notes to Consolidated Financial Statements — (Continued)

The following stock options were outstanding at March 31, 2006 and 2005:

				June 30,
		2005	2006	2006
Exercise		Number of	Number of	Number of
Price	Period When Exercisable	Shares	Shares	Shares
				(unaudited)

$0.001	Immediately upon a change in control or Initial Public Offering	557,170	458,770	447,770
$0.001	25% after one year and 2% monthly thereafter, subject to an Initial Public Offering	—	15,200	14,000

		557,170	473,970	461,770

In August 2005, the Company issued 93,500 common shares of Restricted Stock from its 2005 Stock Incentive Plan, of which 80,000 shares vest immediately upon an IPO and 13,500 shares begin to vest upon an IPO and continue to vest over a maximum four year period, following the IPO. The Company has recorded deferred compensation of $651,508 with respect to the restricted stock awards based on an estimated fair value per common share of $6.96 at March 31, 2006. The fair value of these awards will be re-measured and the resulting compensation will be recorded as the awards vest.

For those options and restricted stock awards that vest upon an IPO or change in control, the Company will record an immediate charge to the consolidated statement of operations computed as the number of shares vested multiplied by the IPO price per share.

7	Commitments and contingencies

In December 2005, the Company entered into a six year lease for its new manufacturing facility in Woburn, MA. The Company leases other office and laboratory facilities and certain equipment under non-cancelable operating lease agreements, which expire at various dates through 2013.

Future minimum lease commitments at March 31, 2006, are as follows:

Operating
Years Ending March 31	Leases

2007	$1,051,766
2008	727,929
2009	726,173
2010	726,173
2011	726,173
Thereafter	730,722

Total minimum lease payments	$4,688,936

Rental expense under operating leases totalled $463,606 and $538,685 for the years ended March 31, 2005 and 2006 respectively. Rental expense under operating leases from December 15, 1997 (date of inception) totalled $2,225,665.

In addition, upon commencement of a Phase III clinical trial for OncoVEXGM-CSF, we will be required to make a payment of $300,000 to one of our third party patent licensors. A subsequent payment of $500,000 will become payable upon the Company obtaining marketing approval for OncoVEXGM-CSF.

BioVex Group, Inc. (a development stage company)

Notes to Consolidated Financial Statements — (Continued)

8	Related Party Disclosures

Oxford Therapeutics Consulting Limited, which is controlled by a member of Dr. Beynon’s household, provided consulting services to the Company in connection with the design of clinical trials and related matters of $134,474, $238,218 and $272,634 in the years ended March 31, 2004, 2005 and 2006, respectively, of which $47,096, $22,144 and $30,142 remained payable on March 31, 2004, 2005 and 2006, respectively.

Professor D S Latchman, one of the Company’s founders and a member of the Company’s scientific advisory board and a non-executive director of the Company, provided consultancy services to the Company with respect to scientific matters of 20,992, $23,090 and $22,320 in the years ended March 31, 2004, 2005 and 2006, respectively, of which $1,913, $1,967 and $0 remained payable on March 31, 2004, 2005 and 2006, respectively.

9	Income taxes

The loss before income taxes is as follows at March 31:

				Inception to
	2004	2005	2006	Date

Domestic	$—	$—	$(1,505,250)	$(1,505,250)
Foreign	(9,038,454)	(13,153,649)	(14,144,340)	(52,819,825)

Total income before taxes	$(9,038,454)	$(13,153,649)	$(15,649,590)	$(54,325,075)

The income tax benefit consists of the following:

	Years Ended March 31,
	2004	2005	2006

Current:
Federal and state	$—	$—	$—
Foreign	1,244,429	1,434,560	1,393,737

	$1,244,429	$1,434,560	$1,393,737

Qualified expenditures on research and development in the UK are credited by the UK tax authorities at a rate of 16%. All prior year tax credits were fully collected as of December 31, 2005.

A reconciliation of the tax benefit calculated using the U.S. federal statutory rate to the tax benefit recorded in the financial statements for the years ended March 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006

Worldwide pre-tax book income	$(9,038,454)	$(13,153,649)	$(15,649,590)
Statutory rate	34%	34%	34%
Expected tax	(3,073,074)	(4,472,241)	(5,320,861)
Increase/(Decrease) due to:
State taxes — net of federal benefit	—	—	(96,418)
Permanent differences:
Nondeductible expenses	1,525,677	2,334,551	2,929,219
R&D credit generated	(1,244,429)	(1,434,560)	(1,397,752)
Increase in valuation allowance	1,185,859	1,611,544	1,926,300
Foreign income taxed at different rates	361,538	526,146	565,774

Total income tax provision	$(1,244,429)	$(1,434,560)	$(1,393,737)

BioVex Group, Inc. (a development stage company)

Notes to Consolidated Financial Statements — (Continued)

Deferred taxation

Significant components of the deferred tax assets are as follows:

	March 31,
	2005	2006

Deferred tax asset:
Net operating loss carryforwards	$4,927,703	$6,586,675
Research & development credit carryforwards	—	6,053
Capitalized expenses	—	22,387
Accrued expenses	200	99,235

Total deferred tax asset	4,927,903	6,714,350
Depreciation	(196,741)	(56,888)
Valuation allowance	(4,731,162)	(6,657,462)

Net deferred tax asset	$—	$—

At March 31, 2006 and March 31, 2005, the Company had U.S. federal net operating loss carryforwards of approximately $1,204,000 and $0, respectively, which may be available to offset future U.S. federal tax liabilities and expire at various dates through 2025. At March 31, 2006 the Company also has federal and state research and development tax credit carryforwards of approximately $4,000 and $3,000, respectively, available to reduce future tax liabilities and expire at various dates between 2015 and 2020. At March 31, 2006 and 2005, the Company had U.K. net operating loss carryforwards of approximately $22,700,000 and $16,400,000 respectively, which may be carried forward indefinitely.

The Company has recorded a full valuation allowance against its net deferred tax assets because, based on the weight of available evidence, the Company believes it is more likely than not that the deferred tax assets will not be realized in the near future.

Ownership changes, as defined by the Internal Revenue Code, may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income. Subsequent ownership changes could further affect the limitation in future years.

10  Subsequent events

On June 29, 2006, the Company entered into a credit facility with the Massachusetts Development Finance Agency that provides for borrowings of up to 25% of the expenditures made in connection with the build-out of the Company’s Woburn, Massachusetts facility, capped at a maximum of $2,500,000. Borrowings under this arrangement are repayable over a term of seven years and bear interest at an effective rate of 10% per annum.

On July 18, 2006, the Company’s Board of Directors approved a 1-for-10 reverse stock split of the Company’s issued common stock, subject to stockholder approval. On August 4, 2006, the Company’s stockholders approved the reverse stock split. The reverse stock split became effective on August 4, 2006, upon the filing by the Company of an amendment to the certification of incorporation of the Company with the Delaware Secretary of State giving effect to the reverse stock split. Common share and common share-equivalents have been restated to reflect the reverse stock split for all periods presented.

On July 18, 2006, the Company’s Board of Directors declared a stock dividend to the preferred stockholders, to be effective immediately prior to an IPO, of an aggregate of 4,357,114 shares of common stock.

BioVex Group, Inc. (a development stage company)

Notes to Consolidated Financial Statements — (Continued)

On August 23, 2006, the Company issued convertible promissory notes and warrants to several of its existing stockholders and one new lender for aggregate consideration of $3.5 million. The notes bear interest at a rate of 8% per annum. The principal amount, plus accrued interest, will automatically convert into shares of the Company’s common stock upon the closing of the Company’s IPO, at the IPO price per share. At any time prior to November 30, 2006, the principal amount, plus accrued interest, on each note may be converted into shares of the Company’s Series D preferred stock. The notes become due on November 30, 2006. In connection with the issuance of the notes, the Company also issued to each lender a warrant to purchase a number of shares of the Company’s common stock or, in the event that the Company’s IPO has not closed by November 30, 2006, a number of shares of the Company’s Series D preferred stock, in each case having a value equal to 30% of the principal amount of the lender’s note(s). The convertible notes contain beneficial conversion features as the estimated fair value of the Company’s common stock is in excess of the conversion price. The Company will record a charge of approximately $800,000 in the quarter ending September 30, 2006 as a beneficial conversion feature. The warrants become exercisable upon the earlier of the Company’s IPO or November 30, 2006 and expire in August 2013.

On August 25, 2006 the Company’s U.K. subsidiary entered into a sale and leaseback facility with respect to its tangible assets, with net proceeds of approximately $3.5 million. The lease has an initial term of 36 months. The Company has guaranteed the obligations of its U.K. subsidiary under the lease. The Company also issued warrants to purchase up to $574,200 of common stock upon an IPO prior to December 31, 2006 at $0.0001 per share, or in the event an IPO does not occur prior to that date, 404,366 shares of Series D preferred stock at $0.0001 per share. The warrants are fully vested and expire in August 2016.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.

3,400,000 Shares

Common Stock

PROSPECTUS

Janney Montgomery Scott llc

Stifel Nicolaus

The date of this prospectus is          , 2006

PART II

Item 13.	Other Expenses of Issuance and Distribution

The following table indicates the expenses to be incurred and paid by us in connection with the offering described in this Registration Statement. All amounts are estimates, other than the registration fee, the NASD fee and the Nasdaq listing fee.

Securities and Exchange Commission registration fee	$4,815
National Association of Securities Dealers Inc. fee	5,000
Nasdaq Stock Market listing fee	100,000
Accountants’ fees and expenses	*
Legal fees and expenses	*
Blue Sky fees and expenses	*
Transfer Agent’s fees and expenses	*
Printing and engraving expenses	*
Miscellaneous	*

Total Expenses	*

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney’s fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually or reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our certificate of incorporation states that our directors will not have personal liability for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation also provides that we shall indemnify our directors, officers, employees and agents (and those serving at our request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan) against expenses (including attorney’s fees), judgments, settlements, penalties and fines in any action, suit or proceeding arising out of his or her status as a director, officer, employee or agent or activities in any of those capacities. We shall pay expenses incurred by a director, officer, employee or agent in defending an action, suit or proceeding, or appearing as a witness at a time when he or she has not been named as a defendant or a respondent, in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay the amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us.

Item 15.	Recent Sales of Unregistered Securities

Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by us within the past three years. In respect of issuances prior to August 4, 2006, the common stock numbers below have not been restated to give effect to a 1-for-10 reverse stock split effected on August 4, 2006.

Also included below is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

(a) Issuance of Securities

(1) In connection with our corporate reorganization and pursuant to a Share Contribution and Exchange Agreement dated as of August 30, 2005 by and among BioVex Group, Inc., BioVex Limited and the Shareholders of BioVex Limited, all of the issued and outstanding securities of BioVex Limited were contributed by the holders thereof to us in consideration of the issuance of shares of our capital stock. In this transaction, we issued:

•	1,307,204 shares of Common Stock;

•	9,521,832 shares of Series A Preferred Stock;

•	18,931,043 shares of Series B Preferred Stock;

•	2,529,366 shares of Series C Preferred Stock;

•	7,788,098 shares of Series D Preferred Stock; and

•	1,900,000 shares of Series M Preferred Stock.

(2) In connection with our corporate reorganization, as of August 30, 2005 we issued 800,000 shares of restricted common stock to Philip Astley-Sparke, our President and Chief Financial Officer, in exchange for the cancellation of outstanding options to purchase an equivalent number of shares of our wholly owned subsidiary that were originally granted on October 17, 2003. The purchase price of these shares was equal to the par value of our common stock, $0.0001 per share.

(3) Pursuant to a Restricted Stock Agreement dated as of August 30, 2005, we issued 135,000 shares of Common Stock to Stephen Gorgol, our Vice President, Finance and Administration, Treasurer and Secretary at a purchase price equal to the par value of our common stock, $0.0001 per share.

(4) Immediately prior to the closing of this offering, we will issue 4,357,114 shares of common stock to the holders of our preferred stock as a stock dividend.

(5) In August 2006, we issued convertible promissory notes and warrants for aggregate consideration of $3.5 million to several of our existing stockholders and one new lender. These notes bear interest at a rate of 8% per annum. The principal amount, plus accrued interest, is convertible into shares of our common stock upon the closing of this offering, at the initial public offering price per share. In the event that this offering does not close by November 30, 2006, the principal amount, plus accrued interest, on each note will instead be convertible under specified circumstances into shares of our Series D preferred stock. The notes become due on November 30, 2006.

(6) In connection with the issuance of these notes, we also issued to the lenders warrants to purchase up to an aggregate of           shares of our common stock, assuming an initial public offering price of $      per share (the midpoint of the estimated price range on the front cover of this prospectus) at an exercise price equal to the initial public offering price per share. In the event that this offering has not closed by November 30, 2006, these warrants would instead be exercisable to purchase up to approximately 739,450 shares of our Series D preferred stock at an exercise price equal to $1.42 per share (subject to adjustment).

(7) In August 2006, in connection with an equipment sale and leaseback transaction, we issued to the lender a warrant to purchase up to          shares of our common stock, assuming an initial public offering price of $      per share (the midpoint of the estimated price range on the front cover of this prospectus), at an exercise price equal to the par value per share. In the event that this offering does not close by December 31, 2006, the lender will instead be entitled to exercise a warrant to purchase up to 404,366 shares of our Series D Preferred Stock at an exercise price equal to the par value per share.

(b) Option Grants

(1) In connection with our corporate reorganization, we granted stock options on August 31, 2005 to employees and directors to purchase an aggregate of 4,741,700 shares of our common stock in exchange for the cancellation of options for an equivalent number of shares of our wholly owned subsidiary that were originally granted on October 17, 2003. These options have an exercise price equal to the par value of our common stock, $0.0001 per share.

(2) Pursuant to our 2005 Stock Incentive Plan, we granted stock options on September 25, 2005 to employees to purchase an aggregate of 164,000 shares of our common stock. These stock options had an exercise price equal to the par value of our common stock, $0.0001 per share.

(c) The shares of Common Stock and Preferred Stock and the convertible notes and warrants described in paragraphs (a)(1), (5), (6) and (7) of this Item 15 were issued pursuant to Regulation S, Regulation D or Section 4(2) of the Securities Act. Each acquiror of the securities described in such paragraphs of this Item 15 represented to us in connection with its acquisition that it was (i) is an “accredited investor” within the meaning of Rule 501 of Regulation D of the U.S. Securities Act; or (ii) was not a “U.S. Person” as such term is defined in Regulation S under the Securities Act, and was not acquiring the securities for the account or benefit of any U.S. Person, and that it was obtaining the securities in an “offshore transaction”. Each acquiror also represented that it was acquiring the securities for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same; and such acquiror then had no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof.

The issuances of restricted stock and the grant of stock options (and the shares of common stock issuable upon the exercise of such options) described in paragraph (a)(2), (a)(3) and (b) of this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder, or Regulation S.

Appropriate legends are affixed to the stock certificates issued in the aforementioned transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16.	Exhibits

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(ii) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woburn, Massachusetts on August 31, 2006.

BIOVEX GROUP, INC.

By:	/s/ Gareth Beynon
Gareth Beynon, M.D., Ph.D.
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Gareth Beynon Dr. Gareth Beynon, M.D., Ph.D.		Director, Chief Executive Officer (Principal Executive Officer)	August 31, 2006

/s/ Philip Astley-Sparke Philip Astley-Sparke		Director, President and Chief Financial Officer (Principal Financial Officer)	August 31, 2006

/s/ Stephen Gorgol Stephen Gorgol		Vice President, Finance and Administration, Treasurer and Secretary (Principal Accounting Officer)	August 31, 2006

* Paul Nicholson, M.D.		Director	August 31, 2006

* John Gordon, Ph.D.		Director	August 31, 2006

* Inès Holzbaur, Ph.D.		Director	August 31, 2006

* Steven Prelack		Director	August 31, 2006

* Timothy Rink, M.D., Sc.D		Director	August 31, 2006

*By:	/s/ Gareth Beynon Gareth Beynon Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description	Notes

1.1		Form of Underwriting Agreement	To be filed by amendment
3.1		Certificate of Incorporation of the Registrant as filed on August 30, 2005	Filed as an exhibit to the registration statement on Form S-1 of the Registrant filed June 20, 2006
3	.1.1	Certificate of Amendment of Certificate of Incorporation of the Registrant as filed on August 4, 2006	Filed as an exhibit to Amendment No. 1 to the registration statement on Form S-1 of the Registrant filed August 11, 2006
3	.1.2	Certificate of Amendment of Certificate of Incorporation of the Registration as filed on August 23, 2006	Filed herewith
3.2		Form of Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering	Filed as an exhibit to Amendment No. 1 to the registration statement on Form S-1 of the Registrant filed August 11, 2006
3.3		Bylaws of the Registrant as adopted as of July 19, 2005	Filed as an exhibit to the registration statement on Form S-1 of the Registrant filed June 20, 2006
3.4		Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering	Filed as an exhibit to Amendment No. 1 to the registration statement on Form S-1 of the Registrant filed August 11, 2006
4.1		See Exhibits 3.1 and 3.2 for provisions of the Certificate of Incorporation and Bylaws of the Registrant defining rights of the holders of capital stock of the Registrant	—
4.2		Specimen Stock Certificate	Filed herewith
4.3		Stockholders’ Agreement, dated August 30, 2005, by and among the Registrant and certain of its Stockholders	Filed as an exhibit to the registration statement on Form S-1 of the Registrant filed June 20, 2006
4.4		Share Contribution and Exchange Agreement dated as of August 30, 2005 by and among the Registrant, BioVex Limited and the Shareholders of BioVex Limited	Filed as an exhibit to the registration statement on Form S-1 of the Registrant filed June 20, 2006
5.1		Opinion of Wilmer Cutler Pickering Hale and Dorr LLP as to the legality of the offered shares.	To be filed by amendment
10	.1.1*	2006 Stock Incentive Plan	Filed as an exhibit to Amendment No. 1 to the registration statement on Form S-1 of the Registrant filed August 11, 2006

Exhibit
Number		Description	Notes

10	.1.2*	2005 Stock Incentive Plan	Filed as an exhibit to the registration statement on Form S-1 of the Registrant filed June 20, 2006
10	.1.3*	Form of EMI Stock Option Agreement under the 2005 Stock Incentive Plan	Filed as an exhibit to the registration statement on Form S-1 of the Registrant filed June 20, 2006
10	.1.4*	Restricted Stock Agreement under the 2005 Stock Incentive Plan, dated as of August 30, 2005, between Philip Astley-Sparke and BioVex Group, Inc.	Filed as an exhibit to the registration statement on Form S-1 of the Registrant filed June 20, 2006
10	.1.5*	Restricted Stock Agreement under the 2005 Stock Incentive Plan, dated as of August 30, 2005, between Stephen Gorgol and BioVex Group, Inc.	Filed as an exhibit to the registration statement on Form S-1 of the Registrant filed June 20, 2006
10	.1.6*	2003 Enterprise Management Incentive Scheme	Filed as an exhibit to the registration statement on Form S-1 of the Registrant filed June 20, 2006
10	.1.7*	Form of Replacement EMI Option Agreement	Filed as an exhibit to the registration statement on Form S-1 of the Registrant filed June 20, 2006
10	.2.1*	Services Agreement between Gareth Beynon, M.D., Ph.D. and BioVex Limited dated as of August 29, 2006	Filed herewith
10	.2.2*	Employment Agreement between Philip Astley-Sparke and BioVex, Inc. dated as of August 29, 2006	Filed herewith
10	.2.3*	Services Agreement between Robert Coffin, Ph.D. and BioVex Limited dated as of August 29, 2006	Filed herewith
10	.2.4*	Employment Agreement between Stephen Gorgol and BioVex, Inc. dated as of May 19, 2005	Filed as an exhibit to Amendment No. 1 to the registration statement on Form S-1 of the Registrant filed August 11, 2006
10	.2.5*	Services Agreement between Colin Love, Ph.D. and BioVex Limited dated as of August , 2006	To be filed by amendment
10	.2.6*	Employment Agreement between Tony Mills, Ph.D. and BioVex Limited dated as of February 7, 2002	Filed as an exhibit to Amendment No. 1 to the registration statement on Form S-1 of the Registrant filed August 11, 2006

Exhibit
Number		Description	Notes

10	.2.7	Form of indemnification agreement to be entered into between the Registrant and each of its directors and officers	Filed as an exhibit to Amendment No. 1 to the registration statement on Form S-1 of the Registrant filed August 11, 2006
10	.3.1†	License Agreement dated as of April 1, 2005 by and between Wyeth Holdings Corporation and BioVex Limited	Filed as an exhibit to the registration statement on Form S-1 of the Registrant filed June 20, 2006
10	.3.2.1†	License Agreement dated as of May 31, 2001 by and between Research Corporation Technologies, Inc. and BioVex Limited (covering patents ’458, ’752, etc.)	Filed as an exhibit to the registration statement on Form S-1 of the Registrant filed June 20, 2006
10	.3.2.2†	License Agreement dated as of May 31, 2001 by and between Research Corporation Technologies, Inc. and BioVex Limited, as amended effective January 1, 2003 (covering patents ’007, ’014, etc.)	Filed as an exhibit to the registration statement on Form S-1 of the Registrant filed June 20, 2006
10	.3.3†	License Agreement dated as of May 31, 2001 by and between Research Corporation Technologies, Inc. and BioVex Limited (covering patent ’344)	Filed as an exhibit to the registration statement on Form S-1 of the Registrant filed June 20, 2006
10	.3.4†	License Agreement dated as of March 11, 2002 by and between University of Iowa Research Foundation and BioVex Limited	Filed as an exhibit to the registration statement on Form S-1 of the Registrant filed June 20, 2006
10.4		Lease Agreement, dated December 2, 2005, between Cummings Properties, LLC. and BioVex, Inc. (in respect of Woburn, MA facility)	Filed as an exhibit to the registration statement on Form S-1 of the Registrant filed June 20, 2006
10	.5.1	Promissory Note to Massachusetts Development Finance Agency	Filed as an exhibit to Amendment No. 1 to the registration statement on Form S-1 of the Registrant filed August 11, 2006
10	.5.2	Leasehold Mortgage and Security Agreement dated June 29, 2006, by and between BioVex, Inc. and Massachusetts Development Finance Agency	Filed as an exhibit to Amendment No. 1 to the registration statement on Form S-1 of the Registrant filed August 11, 2006

Exhibit
Number		Description	Notes

10	.5.3	Guaranty dated as of June 29, 2006, by BioVex Group, Inc., in favour of Massachusetts Development Finance Agency	Filed as an exhibit to Amendment No. 1 to the registration statement on Form S-1 of the Registrant filed August 11, 2006
10.6		Consultancy Agreement dated April 6, 2005, by and between BioMed Research Consulting Ltd and Oxford Therapeutic Consulting Ltd	Filed as an exhibit to Amendment No. 1 to the registration statement on Form S-1 of the Registrant filed August 11, 2006
10	.6.1	Agreement dated September 19, 2004 between BioVex Limited and Oxford Therapeutics Consulting Limited	Filed herewith
10.7		Consultancy Services Agreement dated February 12, 1999, as amended, by and between Neurovex Limited and Professor David Latchman	Filed as an exhibit to Amendment No. 1 to the registration statement on Form S-1 of the Registrant filed August 11, 2006
10	.8.1	Note and Warrant Purchase Agreement dated as of August 23, 2006 among BioVex Group, Inc. and the Lenders Named Therein (the “Note Agreement”)	Filed herewith
10	.8.2	Form of Note issued under the Note Agreement	Filed herewith
10	.8.3	Form of Warrant issued under the Note Agreement	Filed herewith
10	.9.1	Sale and Transfer Agreement by and between BioVex Limited and European Venture Partners II Annex Limited dated as of August 25, 2006	Filed herewith
10	.9.2	English Master Sub-Lease between Venture Leasing (UK) Annex Limited and BioVex Limited dated August 25, 2006	Filed herewith
10	.9.3	Form of Common Stock Purchase Warrant issued to European Venture Partners II Annex Limited	Filed herewith
10	.9.4	Form of Series D Preferred Stock Purchase Warrant issued to European Venture Partners II Annex Limited	Filed herewith
10	.9.5	Guaranty Agreement dated as of August 25, 2006, by BioVex Group, Inc. in favor of Venture Leasing (UK) Annex Limited	Filed herewith
21.1		Subsidiaries of BioVex Group, Inc.	Filed as an exhibit to the registration statement on Form S-1 of the Registrant filed June 20, 2006
23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.	Filed herewith
23.2		Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)	To be filed by amendment
24.1		Powers of Attorney (included on signature page)	—

*	Denotes management contract or compensatory plan contract, or arrangement

†	Confidential treatment requested. Confidential materials omitted and filed separately with the Securities and Exchange Commission